8/9

04036468

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holding

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4977 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 8/24/04

**DR. GLADE, KÖNIG und PARTNER GmbH**
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

82-4977
ARLS
12-31-03

RECEIVED
2004 AUG 19 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Audit Report

**of the Consolidated Financial Statements**
**as at December 31, 2003**
**and the**
**Group Status Report 2003**
**of**
**DBH Deutsche Beteiligungs Holding AG**
**Düsseldorf**

CONTENT

General Information

Enclosures to the auditor's report

No. 1 Balance sheet as at December 31, 2003 (Form 1)
No. 2 Statements of income for the period
January 1 to December 31, 2003 (Form 3)
No. 3 Notes to the consolidated financial statements for the business year 2003
No. 4 Group status report for the business year 2003
No. 5 Auditor's opinion
No. 6 Itemized overview of key consolidation activities
No. 7 Legal, economic and organizational principles
of the parent company
No. 8 Letter of representation
No. 9 Terms and conditions for auditors

## General Information

### A. Audit assignment

We were appointed as auditor by resolution of the shareholders' meeting of

**DBH Deutsche Beteiligungs Holding AG, Düsseldorf (abbreviated DBH or the Group)**

on August 5, 2003 for the financial year from January 1, 2003 to December 31, 2003. In his letter of December 12, 2003, the chairman of the Supervisory Board, Mr. Daniel Hönings, acting on behalf of the Supervisory Board and the Company, appointed us to audit the consolidated financial statements as at December 31, 2003 and the Group status report for 2003 and to render written account of the audit.

This concerns a legal audit of the financial statements in accordance with section 340k, sub-section 1 of the German Commercial Code (HGB) in connection with section 340a, sub-section 1, HGB. The audit was implemented in accordance with generally-accepted accounting principles and in compliance with the specific regulations of the ordinance on auditing annual financial statements and interim financial statements for banks and financial services institutes and on auditing in accordance with section 12, sub-section 1, article 3 of the law on investment companies, as well as the accounts to be rendered. (Audit Report Ordinance - PrüfbV).

In addition to this audit report, we also rendered account in respect of:

- Audit of the annual financial statements as at December 31, 2003 and the status report 2003 of DBH Deutsche Beteiligungs Holding AG, Düsseldorf (abbreviated to DBH)
- Audit of the annual financial statements as at December 31, 2003 and the status report 2003 of HPM Portfolio Management GmbH, Düsseldorf (abbreviated to HPM)
- Audit of the annual financial statements as at December 31, 2003 and the status report 2003 of Vision@Technologie AG, Düsseldorf (abbreviated to Vision)
- Audit of the financial statements as at December 31, 2003 and the status report 2003 of ekip.de AG, Düsseldorf, (abbreviated to ekip)
- Audit in accordance with section 36 of the Securities Trading Act (WpHG) of HPM Portfolio Management GmbH, Düsseldorf

Reporting obligations that are already covered by the above auditor's reports pertaining to Group entities are not repeated in the consolidated auditor's report. This pertains to the disclosures in accordance with section 5, sub-section 2; sections 8 to 13; sections 17 to 24; section 28, sections 44 to 55 PrüfbV. Please refer in this respect to the above-mentioned auditor's reports.

The audit was carried out in compliance with the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors).

The "Allgemeine Auftragsbedingungen für Wirtschaftsprüfer " (General terms and conditions for auditors), as amended on January 1, 2002 (Enclosure 9) are applicable in respect of the execution of the assignment and our responsibility, also in relation to third parties.

## B. General findings

### I. Opinion on the assessment of the Group's position by the legal representatives

The presentation of the Group's position in the consolidated financial statements and the Group status report for the period January 1 to December 31, 2003 by the Managing Board of DBH is consistent and comprehensible. The consolidated financial statements and Group status report were prepared assuming that the parent company will continue in business. We have not received any information within the scope of our audit indicating that the parent company will not be continuing business.

The consolidated financial statements for the business year 2003 report a net income for the year of € 10,298,155.33. Shareholders' equity is reported at € 5,347,396.05 and, in conformity with the statements of income, the net loss for the year is € 470,665.06. The shareholders' equity includes a difference resulting from capital consolidation of € 598,398.93 and an amount attributable to minority shareholders in the parent company of € 27,299.73.

The parent company is a finance holding company in accordance with section 1, sub-section 3a, KWG. It holds a 100% stake in the financial services company HPM Portfolio Management GmbH (abbreviated to HPM which generates the majority of the Group's income. Vision and ekip operated at a loss in 2003.

The consolidated companies, Vision and ekip, are not institutes in accordance with KWG and are of subordinate economic significance. Liquidation of Vision was concluded on August 5, 2003.

The Group also has minority shareholdings in non-institutes. As in previous years, these were written down at an notional value of € 1.00.

The Group status report is clear and comprehensible. It conveys an accurate account of the Group's current economic situation. We believe that the assessments and information provided in the Group status report by the Company's legal representatives are factually accurate. Appropriate measures have been implemented to hedge against the risks of future development.

### II. Significant changes in the legal and commercial status

The Group has increased its stake in Vision@Technologie AG (abbreviated to Vision) AG to 95%. A resolution was passed at Vision's shareholders' meeting on August 5, 2003 to liquidate the company.

For the first time ever, the parent company distributed a dividend of 130% of the share capital in respect of the 2002 business year.

## III. Summary of audit results

The company is essentially a financial services company and is to be treated as a large corporation in accordance with the provisions of the German Commercial Code (section 240 ff HGB). The consolidated financial statements at December 31, 2003 were prepared in accordance with statutory provisions and the supplementary provisions of the articles of incorporation.

The assets and liabilities items are properly substantiated.

The valuation principles in the German Commercial Code that are valid for corporations were heeded in consideration of continuation of business activities with the exception of Vision. All risks existing on the reporting date that were evident up until the preparation of the consolidated financial statements are accounted for by the formation of sufficient reserves and value adjustments. The valuation methods applied in respect of previous annual financial statements were retained. The consolidation, accounting and valuation methods are stated in the enclosures.

The classification rules of the German Commercial Code and RechKredV (ordinance on accounting in banks and financial institutions) were followed.

The consolidated financial statements present a true and fair view of the assets and liabilities, financial position and profit or loss of the Group. The enclosures and the Group status report include the statutory information on the individual items disclosed in the consolidated financial statements and all other obligatory information.

We did not determine any facts that can hinder the existence of the Company or could substantially impair its development. Substantial violations of statutory provisions and the articles of association by the Managing Board are not known to us.

The Managing Board willingly provided all explanations and evidence. It also confirmed the completeness of the information, as well as the completeness of the accounting and the annual financial statements.

In accordance with the closing result of our statutory audit, there were no objections to be raised against the accounting and the consolidated financial statements. Assets and liabilities, financial position and profit or loss are well structured. We did not ascertain any unfavorable changes in assets and liabilities, financial position and profit or loss in the previous year or substantial impairments after the balance sheet date.

We have therefore furnished the consolidated financial statements for DBH as at December 31, 2003 and the Group status report for the 2003 business year with our unqualified auditor's opinion.

## C. Subject matter, type and scope of the audit

The subject matter of the audit was the Group accounts for 2003, the consolidated financial statements as at December 31, 2003 and the Group status report for 2003. The Managing Board of the parent company is responsible for preparing the consolidated financial statement and Group status report and for making the relevant disclosures to us. On the basis of the audit carried out by us, it is our task to form an opinion on these documents and disclosures. The consolidated financials statements and Group status report are appended to this report as Enclosures 1-4.

The audit of the annual financial statements also comprises an evaluation of the correctness of Group accounting and the consolidated financial statements, which consist of balance sheet, statement of income and notes, as well as the Group status report.

The scope of the audit was in accordance with the organizational and economic circumstances of the Group to enable the timely and economical establishment of the significance of the individual aspects of the audit, the probability that mistakes or breaches of accounting procedures exist and the audit results. The type and scope of our audit activities are recorded in our working documents.

The audit of the consolidated financial statements was carried out between May 3 and 7, 2003 at the business premises of the parent company in Düsseldorf.

Information was provided to us by
The CEO (Mr. Henry Littig)
the CFO (Mr. Andreas Göbels)
and the office staff.

All explanations and evidence that we deemed necessary for the proper implementation of the audit in accordance with our duty to furnish an opinion were provided willingly. The chief executive of the parent company provided us with assurance, by signing a letter of representation and the module of the letter of representation for banks and financial service institutes (Enclosure 9), that explanations and evidence were provided in their entirety and to the best of his knowledge. In particular, he declared that all assets, obligations, risks and deferrals, as well as all expenditures and income that are subject to the reporting requirement are included in the balance sheet and that all necessary information has been provided.

In our audit of risk sources, we differentiated between the options available to the Company to eliminate or reduce risks and the options available to the auditor to ascertain mistakes. The audit activities particularly focus on the correct incorporation of the annual financial statements in the consolidated financial statements and the consolidation entries.

In addition to the documents pertaining to the annual financial statements that we audited and the audit of consolidated companies pursuant to section 36 WpHG, we also audited the following documents and external reports:

- Pension report of Rinke Treuhand GmbH, auditors, Wuppertal, dated April 2004, which was prepared according to actuarial principles.

# D. Commentaries and notes on accounting principles

## I. Bookkeeping and accounting

The company's business transactions are entered in the accounts using the SAGE-KHK program. The consolidation entries are also processed in this system in a separate number range. It includes both inventory accounts and accounts for debitors and creditors. Investment accounting and payroll accounting are also realized with this system. Cash journal entries are effected manually.

The organization of accounting and the accounting-related internal controlling system enables the complete, correct, timely and structured recording and entry to the accounts of business transactions. The chart of accounts is adequately sub-divided and corresponds to the Group's operational requirements. The Group's accounts are properly managed, proof of the entries is furnished and the vouchers are adequately explained and filed in an orderly fashion. All business transactions are fully, consecutively and generally timely entered to the accounts. All requested inventory evidence and further documents were provided.

The Group's balance sheet as at December 31, 2003 was properly carried forward to Group accounts and continuity of balance sheet presentation thus exists in accordance with section 252 I, sub-section 1 (1) HGB (German Commercial Code).

According to our audit findings, the accounts of the Group companies conform with statutory provisions, including generally accepted accounting principles and the supplementary provisions contained in the articles of association. The information ensuing from further audited documents provide a true and fair view of the accounts, the consolidated financial statements and the Group status report.

## II. Accounting, valuation and consolidation principles

The general provisions of section 240 ff HGB, the special provisions for financial services companies (340ff HGB) and the ordinance on accounting in banks and financial institutions (RechKredV) apply to DBH because it is a finance holding company in accordance with section 1, sub-section 3a KWG.

DBH is required by law to prepare consolidated financial statements and a Group status report in accordance with section 340i of the German Commercial Code (HGB). The consolidated financial statements must undergo a legal audit in accordance with section 340k HGB.

<u>Consolidated enterprises</u>

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Holding:

| | % |
|---|---|
| 1. HPM Portfolio Management GmbH, Düsseldorf (HPM) | 100 |
| 2. Vision@Technologie AG, Düsseldorf (Vision) | 95 |
| 3. ekip.de AG, Düsseldorf (ekip) | 80 |

Enterprises that are not consolidated

| Holding: | % |
|---|---|
| Sitebuilder.com Inc., Washington D.C., USA | 3 |
| Innovativ Capital AG, Munich | 2 |

Basis of the economic unit

The consolidated financial statements present the assets and liabilities, financial position and profit or loss of the consolidated enterprises as if they were a single corporate entity.

Full consolidation with recognition of minority interests

The value of the shares held by the parent company in a consolidated enterprise is offset against its assets and liabilities. An adjustment item in the amount of the shareholder's equity held by other shareholders is reported in respect of shares that are not held by the parent company. The balancing item on the liabilities side comprising the book value of the Vision shareholding and its shareholder's equity is added to Group equity as a balancing item arising from the capital consolidation.

Group reporting date

The Group reporting date is the parent company's balance sheet date, which is December 31, 2003. The reporting date of all consolidated enterprises' annual financial statements is the same.

Principle of step consolidation

This consolidation is performed step by step on the basis of the corporate shares in the respective hierarchy level.

Further consolidation principles

Capital consolidation is performed in accordance with the Anglo-Saxon method method using the book value method pursuant to section 301, sub-section 1, no. 1 HGB. First consolidation took place on December 31, 2001.

Intra-Group loans and other receivables, provisions and liabilities, expenditure and income were eliminated. Intermediate results were not eliminated in accordance with section 304, sub-section 2 HGB because no substantial intermediate results existed.

All items that were not eliminated in the consolidation are stated at the values shown in the single-entity annual financial statements. The same valuation principles apply to the balance sheets of all consolidated enterprises, taking regulations pertaining to accounting and valuation under tax law into account.

## III. Consolidated financial statements

### a) Correctness and overall evaluation

The consolidated financial statements as at December 31, 2003 that were submitted to us for the audit were based on and ensued from the Group accounts and other records held at the parent company.

The consolidated financial statements were prepared in accordance with section 290 ff. of the German Commercial Code (HGB). The balance sheet was structured in accordance with Form 1 of the ordinance on accounting in banks and financial institutions (RechKredV), the statement of income was structured in accordance with Form 3 and the enclosures were prepared in accordance with sections 313 and 314 and pursuant to the requirements of RechKredV.

The notes to the consolidated financial statements conform in terms of the presentation, structure and valuation of the individual items in the Group balance sheet and Group statement of income to the required information and classifications. The other statutory disclosures conform with legal requirements. Use was not made of the protective clause pursuant to section 313, sub-section 3 of the German Commercial Code (HGB) for reporting in the enclosures, except in respect of director's remuneration.

The consolidated financial statements, consisting of Group balance sheet, Group income statement and Group notes, are in conformity with generally accepted accounting principles and provide a true view of the Group's assets and liabilities, financial position and profit or loss. With regard to our individual assessments, please refer to the information provided in connection with the classification of and notes to the consolidated financial statements (Enclosure 6).

### b. Business development (section 13 PrüfbV)

The development of business depends to a great extent on the subsidiaries. HPM's operating result (€ 1,721 thousand) has deteriorated by around 56.2%. Write downs were also necessary in respect of the shareholding in Vision@Technologie (€ 96 thousand) and a provision was made for a third party liability risk in the amount of € 294 thousand. Administration costs of € 46 thousand have not changed since last year.

**c. Presentation of the financial situation (section 14, PrüfbV)**

The Group's financial situation and capital structure at December 31, 2003 compared with the previous year are shown below. Balance sheet items that are materially related have been combined.

| | 12/31/2003 | | 21/31/2004 | | Change | |
|---|---|---|---|---|---|---|
| | € thousand | % | € thousand | % | € thousand | % |
| Cash reserve | 3 | 0.0 | 1 | 0.0 | 2 | 200.0 |
| Receivables from banks | 3,283 | 31.8 | 4,573 | 44.7 | -1,290 | -28.2 |
| Shares and other securities | 4,347 | 42.2 | 3,021 | 29.5 | 1,326 | 43.9 |
| Receivables from customers | 1,408 | 13.7 | 1,508 | 14.7 | -100 | -6.6 |
| Own stocks and shares (parent company) | 49 | 0.5 | 192 | 1.9 | -143 | -74.5 |
| Fixed assets | 407 | 4.0 | 251 | 2.5 | 156 | 62.2 |
| Other assets and RAP | 801 | 7.8 | 685 | 6.7 | 116 | 16.9 |
| Total | 10,298 | 100.0 | 10,231 | 100.0 | 67 | 0.7 |
| | | | | | | |
| Group equity | 4,722 | 45.8 | 5,580 | 54.6 | -858 | -15.4 |
| Capital held by minority shareholders | 27 | 0.3 | 77 | 0.8 | -50 | -64.9 |
| Difference resulting from capital consolidation | 598 | 5.8 | 649 | 6.3 | -51 | -7.9 |
| Stockholders' equity | 5,347 | 51.9 | 6,306 | 61.7 | -959 | -15.2 |
| Liabilities, short-term | 2,538 | 25.1 | 2,478 | 24.2 | 105 | 4.2 |
| Reserves | 2,368 | 23.0 | 1,147 | 14.1 | 921 | 63.6 |
| Total | 10,298 | 100.0 | 10,231 | 100.0 | 67 | 0.7 |

**d) Liquidity (section 26 PrüfbV)**

a) Liquidity position

| | 12/31/2003 | | 21/31/2004 | |
|---|---|---|---|---|
| | € thousand | % | € thousand | % |
| Short-term debts | -4,456 | -100.0 | -3,920 | -100.0 |
| Liquid available funds (primary liquidity), consisting of cash assets, outstanding deposits, securities accounts | 7,439 | 166.9 | 7,594 | 193.7 |
| Surplus coverage | 2,983 | 66.9 | 3,674 | 93.7 |
| Including liquid funds (secondary liquidity) | 1,408 | 31.6 | 1,508 | 38.5 |
| Surplus coverage | 4,391 | 98.5 | 5,182 | 132.2 |

Deterioration of liquidity: € -791 thousand

b) Funds statement

To enable the further explanation of the financial situation, the figures in the consolidated financial statements have been compiled in a cash flow statement. The same combinations were made as those in the presentation of the financial situation.

| Cash flow statement | € thousand |
|---|---|
| Net income for the year | 666 |
| Depreciation | 256 |
| Increase in pension reserves | 1 |
| Cash flow | 923 |
| Increase of assets | -116 |
| Decrease of assets | 243 |
| Increase of liabilities | 1,026 |
| Decrease of liabilities | 0 |
| Cash flow from current operations | 2,076 |
| Payments for investments in | |
| - intangible assets | |
| - tangible assets | -282 |
| - financial assets | -131 |
| | -1,760 |
| Cash flow from investment operations | -2,173 |
| Dividends payments in 2002 | -1,529 |
| Acquisition of Vision shares | -96 |
| Cash flow from financing operations | -1,625 |
| Change in financial resources | -1,722 |
| Financial resources 01/01/2003 | 6,564 |
| Financial resources 12/31/2003 | 4,842 |

**e. Income situation (section 15 PrüfbV)**

| | 2003 | | 2002 | | Change | |
|---|---|---|---|---|---|---|
| | € thousand | % | € thousand | % | € thousand | % |
| Financial result | 412 | 7.2 | 1,297 | 14.2 | -885 | -68.2 |
| Interest result | 13 | 0.2 | 47 | 0.5 | -34 | -72.3 |
| Income from securities | 0 | 0.0 | 0 | 0.0 | 0 | 0.0 |
| Commission income | 5,053 | 88.3 | 7,469 | 81.7 | -2,416 | -32.3 |
| Income from financial services | 5,478 | 95.7 | 8,813 | 96.4 | -3,335 | -37.8 |
| Other operating income | 248 | 4.3 | 176 | 1.9 | 72 | -40.9 |
| Development of special items | 0 | 0.0 | 153 | 1.7 | -153 | -100.0 |
| Aggregate operating performance | 5,726 | 100.0 | 9,142 | 100.0 | -3,416 | -37.4 |
| Personnel costs | 2,206 | 38.5 | 3,042 | 33.3 | -836 | -27.5 |
| Other administrative costs | 1,177 | 20.6 | 1,886 | 20.6 | -709 | -37.6 |
| Depreciation | 256 | 4.5 | 277 | 3.0 | -21 | -7.6 |
| Value adjustments and bad debt losses | 172 | 3.0 | 250 | 2.7 | -78 | -31.2 |
| Other expenditure | 807 | 14.1 | 363 | 4.0 | 444 | 122.3 |
| Pre-tax result | 1,108 | 19.3 | 3,324 | 36.4 | -2,216 | -66.7 |
| Taxes | 442 | 7.7 | 1,558 | 17.1 | -1,116 | -71.6 |
| Net profit for the year | 666 | 11.6 | 1,766 | 19.3 | -1,100 | -62.3 |
| Losses attributed to minority shareholders | 5 | 0.1 | 33 | 0.4 | -28 | -84.8 |
| Group net profit | 671 | 11.7 | 1,799 | 19.7 | -1,128 | -62.7 |
| Profit brought forward | 215 | 3.8 | 9 | 0.1 | 206 | |
| Additions to/write back of statutory reserves | 143 | 2.5 | -64 | -0.7 | 207 | |
| Transfers to other reserves | -1,029 | -18.0 | 0 | -0.0 | -1,029 | |
| Consolidated net income for the year | 0 | 0.0 | 1,744 | 19.1 | -1,744 | |

The financial result amounted to € 412 thousand, which constituted a decline of 68.2% compared with the previous year. The commission result of € 5,053 thousand was 32.3% lower than in 2002. Aggregate operating performance amounted to € 5,726 thousand, which is € 3,416 or 37.4% below the previous year's figure.

In contrast, expenditure fell in the year under review by 20.6%. Personnel costs declined by 27.5% and other administration costs reduced by 37.6%. Other expenditure has essentially increased due to the formation of reserves (third party liability, archiving costs).

The pre-tax result of € 1,108 thousand was € 2,216 or 66.7% below the previous year's result. After tax, net income for the year of € 666 thousand remains. Including the loss attributable to minority shareholders, the Group net income for the year is € 671 thousand.

This net income, plus profits brought forward of € 215 thousand (after distribution of dividends for 2002 in the amount of € 1,529 thousand) and the write back of the statutory reserve of € 143 thousand was placed to the other profit reserves. The consolidated net income for the year thus balanced.

**IV. Group status report**

We have audited the Group status report which was prepared by the Managing Board. It conforms with the consolidated financial statements and the information that we gained during our audit and is appended to this report as Enclosure 4. The Group status report conveys an accurate account of the Group's current status.

The Group status report includes all information that is required by law and conveys an accurate account of anticipated development. Significant risks of future development are accurately reported. As far as we are aware, no events of significant importance have taken place after the reporting date.

**E. Auditor's opinion (section 18 PrüfbV)**

In accordance with the closing result of our audit, we have provided the following unqualified auditor's opinion for the consolidated financial statements as at December 31, 2003 and the Group status report for 2003 of DBH Deutsche Beteiligungs Holding AG, Düsseldorf:

“We have audited the annual financial statements, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of January 1 to December 31, 2002. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations under commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual financial statements, including the accounting and the report on the status of the Company.

We have carried out our audit of the annual financial statements in accordance with section 317 HGB (German Commercial Code) and in compliance with the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the assets situation, the financial situation and the situation of the earnings and profits conveyed by the annual financial statements in compliance with the generally accepted accounting principles and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the Company's business activities, economic and legal situation, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, the annual financial statements and in the status report of the Company are assessed mainly on the basis of random checks. The audit comprises the evaluation of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statements and the status report on the Company. We are of the opinion that our audit constitutes a sufficiently sound basis for our judgment.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statements convey a true and fair view of the Group's assets situation, financial situation and situation of the earnings and profits in conformity with generally accepted accounting principles. The Group status reportconveys an overall fair view of the position of the Group's status and presents the risks of its future development in an appropriate manner."

This auditor's report was prepared in accordance with statutory provisions and generally accepted accounting principles for audits of the annual financial statements (IDW PS 450).

The above auditor's opinion may not be used other than in conjunction with this auditor's report unless we have granted prior consent. The publication of the annual financial statements and/or status report in a format deviating from the approved version (including translations into other languages) is subject to a further opinion by us if our auditor's opinion is cited or reference is made to our audit.

Neuss, May 7, 2003

Dr. Glade, König und Partner GmbH
Qualified auditors and tax consultants

Signed
Dr. Hans-Joachim Glade
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants
Neuss

82-4977

12-31-03

# DR. GLADE, KÖNIG und PARTNER GmbH

QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Consolidated financial statements for year ended 12/31/2003
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Form 1 Enclosure 1 Page 1

**Assets**

| | | EUR | 12/31/2003 EUR | 12/31/2002 EUR in thousands |
|---|---|---|---|---|
| 1 | Cash reserves | | | |
| | a) cash assets | 2,800.25 | | 1.3 |
| | b) central bank balances | 0.00 | | 0.0 |
| | hereof with Deutsche Bundesbank EUR 0.0 | | | |
| | c) postal giro account balances | 0.00 | | 0.0 |
| | | | | 1.3 |
| | | | 2,800.25 | |
| 2 | Public sector debt instruments and bills of exchange accepted for refinancing by central banks | | | |
| | a) treasury bills and treasury discount notes or similar public sector instruments, hereof with Deutsche Bundesbank refinanceable EUR 0.0 | 0.00 | | 0.0 |
| | b) bills of exchange | 0.00 | | 0.0 |
| | hereof with Deutsche Bundesbank refinanceable EUR 0.0 | | 0.00 | 0.0 |
| 3 | Receivables from banks | | | |
| | a) due daily | 2,527,868.75 | | 3,728.9 |
| | b) other receivables | 755,388.91 | | 844.5 |
| | | | 3,283,257.66 | 4,573.4 |
| 4 | Receivables from clients hereof: secured by a charge over property EUR 0.0, public sector loans EUR 0.0 | | 1,408,332.35 | 1,507.4 |
| 5 | Bonds and other fixed income securities | | | |
| | a) money market securities | | | |
| | aa) from public sector issuers | 0.00 | | 0.0 |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | | | |
| | ab) from other issues | 0.00 | | 0.0 |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | b) loans and bonds | | | |
| | ba) from public sector issuers hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | bb) from other issuers hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | c) own bonds: nominal amount EUR 0.00 | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 6 | Shares and other non-fixed-income securities | | 4,346,943.53 | 3,020.8 |
| 7 | Investments | | | |
| | hereof in financial institutions EUR 0.0 | | | 0.0 |
| | in financial services companies EUR 0.0 | | 2.00 | |
| 8 | Investments in subsidiaries | | | |
| | hereof in financial institutions EUR 0.0 | | | 0.0 |
| | in financial services companies EUR 1,504,190.93 | | 0.00 | |
| 9 | Trust assets | | 0.00 | 0.0 |
| | hereof trustee loans EUR 0.0 | | | |

| | | | |
|---|---|---|---|
| 10 | Equalization claims against the public sector including bonds from | 0.00 | 0.0 |
| 11 | Intangible assets | | |
| | | 150,887.00 | 10.0 |
| 12 | Tangible assets | 256,156.00 | 241.1 |
| 13 | Outstanding contributions to capital stock | | |
| | Claimed hereof: | 0.00 | 0.0 |
| 14 | Own stocks and shares | | |
| | Nominal amount EUR 40,687.50 (2002: € 36.9 thousand) | 49,407.80 | 192.1 |
| | | 0.00 | 0.0 |
| 15 | Other assets | 763,003.10 | 655.7 |
| 16 | Prepaid expenses | 37,365.64 | 29.2 |
| 17 | Deficit not covered by shareholders' equity | 0.00 | 0.0 |
| **Total assets** | | **10,298,155.33** | **10,231.0** |

Consolidated financial statements for year ended 12/31/2003
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Form 1 Enclosure 1 Page 2

**Liabilities and shareholders' equity**

| | | EUR | 12/31/2003 EUR | 12/31/2002 EUR in thousands |
|---|---|---|---|---|
| 1 | Loans from banks | | | |
| | a) due daily | 0.00 | | 0.0 |
| | b) with agreed period of notice or validity | 364,953.52 | | 25.3 |
| | | | 364,953.52 | 25.3 |
| 2 | Liabilities to clients | | | |
| | a) savings deposits | | | |
| | aa) with agreed period of notice of 3 months | 0.00 | | 0.0 |
| | ab) with agreed period of notice of more than 3 months | 0.00 | | 0.0 |
| | | 0.00 | | 0.0 |
| | b) other liabilities | | | |
| | ba) due daily | 0.00 | | 0.0 |
| | bb) with agreed period of notice or validity | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| | | | 0.00 | 0.0 |
| 3 | Certified liabilities | | | |
| | a) issued bonds | 0.00 | | 0.0 |
| | b) other issued liabilities | 0.00 | | 0.0 |
| | hereof money market securities EUR 0.0 own acceptances and bank promissory notes outstanding EUR 0.00 | | 0.00 | 0.0 |
| 4 | Trust liabilities<br>Hereof trustee loans EUR 0.0 | | 0.00 | 0.0 |
| 5 | Other liabilities | | 2,171,536.36 | 2,453.2 |
| 6 | Prepaid expenses | | 46,488.40 | 0.0 |
| 7 | Accruals | | | |
| | a) accruals for pensions plans and similar commitments | 6,481.00 | | 5.1 |
| | b) accruals for taxes | 1,081,200.00 | | 910.4 |
| | c) other accrued liabilities | 1,280,100.00 | | 531.0 |
| | | | 2,367,781.00 | 1,446.5 |
| 8 | Special items with contingency share | | 0.00 | 0.0 |
| 9 | Secondary liabilities | | 0.00 | 0.0 |
| 10 | Profit sharing rights outstanding<br>Hereof due within the next 2 years EUR 0.0 | | 0.00 | 0.0 |
| 11 | Funds for general banking risks | | 0.00 | 0.0 |
| 12 | Shareholders' equity | | | |
| | a) capital stock (prior year: DEM 2,300,000) | 1,380,000.00 | | 1,176.0 |
| | b) additional paid-in capital | 2,262,954.65 | | 2,467.0 |
| | c) retained earnings | | | |
| | ca) statutory reserve | 0.00 | | 0.0 |
| | cb) own holdings reserve (holdings in parent company) | 49,407.80 | | 192.1 |
| | cc) statutory reserves | 0.00 | | 0.0 |
| | cd) other reserves | 1,028,642.38 | | 0.0 |
| | | 1,078,050.18 | | 192.1 |
| | d) Difference as a result of capital consolidation | 598,398.93 | | 649.4 |
| | e) Minority shareholdings | 27,922.29 | | 77.3 |
| | f) Net income/loss for the year | 0.00 | | 1,744.2 |
| | | | 5,347,396.05 | 6,306.0 |

| | | | | |
|---|---|---|---|---|
| | **Total shareholders' equity and liability** | | **10,298,155.33** | **10,231.0** |
| 1 | Contingent liabilities | | | |
| | a) contingent liabilities from transferred discounted bills of exchange | 0.00 | | 0.0 |
| | b) liabilities from guarantee commitments and warranty agreements | 0.00 | | 0.0 |
| | c) liabilities from collateral for third party liabilities | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 2 | Other liabilities | | | |
| | a) revere purchase agreements | 0.00 | | 0.0 |
| | b) placement and underwriting commitments | 0.00 | | 0.0 |
| | c) irrevocable loan commitments | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |

# DR. GLADE, KÖNIG und PARTNER GmbH

QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Consolidated financial statements for year ended 12/31/2003
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Form 3 Enclosure 2 /Page 1

**Statements of income**

| | | EUR | 12/31/2003 EUR | 12/31/2002 EUR in thousands |
|---|---|---|---|---|
| 1 | Interest income from | | | |
| | a) lending and money market business | 32,591.60 | | 54.4 |
| | b) fixed interest and book entry securities | 0.00 | | 0.0 |
| | | | 32,591.60 | 54.4 |
| 2 | Interest expenditure | | | 7.1 |
| | | | 19,301.85 | |
| 3 | Current income from | | | |
| | a) shares and other non-fixed income securities | 0.00 | | 0.0 |
| | b) investments | 0.00 | | -0.1 |
| | c) investments in subsidiaries | 0.00 | | 0.0 |
| | | | 0.00 | -0.1 |
| 4 | Income from profit pools, profit transfer or partial profit transfer agreements | | 0.00 | 0.0 |
| 5 | Commission income | 7,907,502.55 | | 11,365.0 |
| 6 | Commission expenditure | 2,854,221.31 | | 3,896.6 |
| | | | 5,053,281.24 | 7,468.4 |
| 7 | Financial operations: net income or net expenditure | | | |
| | a) income from financial operations | 7,100,799.58 | | 16,440.7 |
| | b) financial operations expenditure | 6,689,177.37 | | 15,143.9 |
| | | | 411,622.21 | 1,296.8 |
| 8 | Other operating income | | 247,935.68 | 176.4 |
| 9 | Special items with contingency share | | 0.00 | |
| | | | | 153.4 |
| 10 | General administration costs | | | |
| | a) personnel costs | | | |
| | aa) wages and salaries | 2,079,807.63 | | 2,902.2 |
| | ab) statutory social welfare contributions and expenses for optional support payments and pension plans | 126,659.17 | | 139.7 |
| | hereof for pensions plans EUR 4,100.00 (previous year EUR 3.000.00) | 2,206,466.80 | | 3,041.9 |
| | b) other administration costs | 1,176,750.96 | | 1,885.5 |
| | | | 3,383,217.76 | 4,927.4 |
| 11 | Depreciation and value adjustments of intangible and tangible assets | | 255,677.15 | 277.5 |
| 12 | *Other expenditure for business operations* | | 804,227.01 | 363.2 |
| 13 | Depreciation and value adjustments of receivables and certain securities, and transfer to accruals of lending operations | 1,309.29 | | 4.5 |
| 14 | Income from appreciation of receivables and certain securities, and writing back provisions in lending operations | 0.00 | | 0.0 |
| | | | -1,303.29 | |
| | | | | -4.5 |
| 15 | Depreciation and value adjustment of investments, investments in subsidiaries and securities treated as fixed assets | 379,951.39 | | 286.6 |
| 16 | Income from appreciation of investments, investments in subsidiaries and securities treated as fixed assets | | | 40.6 |
| | | 209,517.00 | - 170,434.39 | -246.0 |
| 17 | Expenditure from loss take-over | | 0.00 | 0.0 |

| | | | | |
|---|---|---|---|---|
| 18 | Transfer to special items with contingency share | | 0.00 | 0.0 |
| 19 | Income from ordinary activities before income taxes | | 1,111,269.28 | 3,323.6 |
| 20 | Extraordinary income | 0.00 | | 0.0 |
| 21 | Extraordinary expenses | 0.00 | | 0.0 |
| 22 | Extraordinary result | | 0.00 | 0.0 |
| 23 | Taxes on income from ordinary activities | 442,631.88 | | 1,557.8 |
| 24 | Other taxes unless stated in item 12 | 3,031.47 | | 0.3 |
| | | | 445,663.35 | 1,558.1 |
| 25 | Transferred profits arising from profit pools in accordance with a profit or partial profit transferring agreement | | 0.00 | 0.0 |
| 26a | Net profit | | 665,605.93 | 1,765.5 |
| 26b | Losses attributed to other shareholders (minority shareholders) | | -4,880.05 | -33.8 |
| 26c | Group net profit | | 670,485.98 | 1,799.3 |
| 27 | Balance brought forward from previous year | | 215,427.44 | 9.1 |
| 28 | Drawings on capital reserve | | 0.00 | 0.0 |
| 29 | Drawings on retained earnings | | | |
| | a) on security reserve | 0.00 | | 0.0 |
| | b) on other reserves | | | 0.0 |
| | | 142,728.96 | | |
| | | | | 0.0 |
| | | | 142,728.96 | |
| 30 | Transfer to retained earnings | | | |
| | a) to security reserves | 0.00 | | 0.0 |
| | b) to other reserves | | | 64.2 |
| | | 1,028,642.38 | | |
| | | | | 64.2 |
| | | | 1,028,642.38 | |
| **31** | **Net income for the year** | | **0.00** | **1,744.2** |

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

Enclosure No. 3

## Notes to the Consolidated Financial Statements for the Business Year 2003

### 1. Accounting, valuation and consolidation principles

In addition to the general provisions of section 240 ff of the German Commercial Code (HGB), the special provisions for financial service institutes (340 ff HGB) also apply to DBH, as well as the ordinance on accounting in banks and financial institutions (RechKredV), because DBH is a financial holding company pursuant to section 1, sub-section 3a of the German Banking Law (KWG).

Consolidated enterprises

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Holding:

| | % |
|---|---|
| 1. HPM Portfolio Management GmbH, Düsseldorf (HPM) | 100 |
| 2. Vision@Technologie AG, Düsseldorf (Vision) | 95 |
| 3. ekip.de AG, Düsseldorf (ekip) | 80 |

Enterprises that are not consolidated

| Holding: | % |
|---|---|
| Sitebuilder.com Inc., Washington D.C., USA | 3 |
| Innovativ Capital AG, Munich | 2 |

Basis of the economic unit

The consolidated financial statements present the assets and liabilities, financial position and profit or loss of the consolidated enterprises as if they were a single corporate entity.

Full consolidation with recognition of minority interests

The value of the shares held by the parent company in a consolidated enterprise is offset against its assets and liabilities. An adjustment item in the amount of the shareholder's equity held by other shareholders is reported in respect of shares that are not held by the parent company. The balancing item on the liabilities side comprising the book value of the Vision shareholding and its shareholder's equity is added to Group equity as a balancing item arising from the capital consolidation.

Group reporting date

The Group reporting date is the parent company's balance sheet date, which is December 31, 2003. The reporting date of all consolidated enterprises' annual financial statements is the same.

Principle of step consolidation

This consolidation is performed step by step on the basis of the corporate shares in the respective hierarchy level.

Further consolidation principles

Capital consolidation is performed in accordance with the Anglo-Saxon method method using the book value method pursuant to section 301, sub-section 1, no. 1 HGB. First consolidation took place on December 31, 2001.

Intra-Group loans and other receivables, provisions and other liabilities, expenditure and income are eliminated. Interim results are not eliminated in accordance with section 304, sub-section 2 of the German Commercial Code (HGB) because no substantial interim results existed.

All items that are not eliminated in the consolidation process are reported in the consolidated financial statements at the value reported in the individual financial statements of the consolidated companies. Standard valuation methods are used for all consolidated companies, taking into account balance sheet and accounting regulations under taxation law.

Accounting and valuation principles

The drafting of the consolidated financial statements deviates from section 266 HGB and section 275 HGB on the basis of forms 1 and 3 RechKredV because, in accordance with section 37 RechKredV, the regulations of RechKredV also apply for the consolidated financial statements.

Receivables from banks are stated at nominal value.

Assets were valued at nominal amounts.

Shares and other non-fixed-income securities were valued applying the lower of cost or market principle. The LIFO method was used for the valuation.

Loans from banks and other liabilities are reported at the repayable amount. The accruals are set at a level that gives full consideration to possible risks.

Currency conversions on the assets side were made in accordance with the lower of cost or market, and on the liabilities side in accordance with the highest valuation; reporting date rate for 1 USD was EUR 0.7940.

## 2. Notes on the balance sheet

The other receivables from banks are receivables all relate to the bank balance at the Commerzbank Aktiengesellschaft, Düsseldorf and the Deutsche Bank AG, Düsseldorf and, as in the previous year, a receivable from the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation, One Pershing Plaza, Jersey City, N.J. 07399.

The shareholdings are as follows:

| | | |
|---|---|---|
| 2.33% | shareholding in Innovativ AG, Munich at a value of | € 1.00 |
| 3% | foreign shareholding in Sitebuilder, Washington DC., USA at a value of | € 1.00 |

The stocks, shares and other fixed-interest securities are as follows:

| Security | No. of units | Balance sheet value € | Balance sheet value as a % of total holdings | Value on the reporting date in € |
|---|---|---|---|---|
| HPM Invest SICAV RV Golden Dynamic Plus | 174,060 | 2,500,000.00 | 60.151 | 3,169,638.61 |
| Newmont | 10,000 | 289,269.82 | 6.960 | 387,400.00 |
| HPM Invest SICAV Time Global Plus | 28,061 | 281,000.00 | 6.761 | 470,879.84 |
| Compania de Minas | 10,000 | 220,220.63 | 5.299 | 224,543.20 |
| Newmont | 5,000 | 186,351.80 | 4.484 | 192,981.70 |
| Placer Dome | 10,000 | 140,000.40 | 3.368 | 142,205.40 |
| Harmony Gold | 10,000 | 128,736.00 | 3.097 | 128,866.20 |
| Commerzbank Money Mkt. Fd. | 58 | 298,990.00 | 2.605 | 298,990.00 |
| Harmony Gold Mining | 8,000 | 103,200.00 | 2.483 | 103,200.00 |
| Royal Gold | 5,000 | 83,092.10 | 1.999 | 104,650.00 |
| Gold Field Mining | 5,000 | 54,500.00 | 1.311 | 54,500.00 |
| Newmont Call Exp. 01-022-05@40 | 150 | 33,219.43 | 0.799 | 146,493.00 |
| Newmont Call Exp. 01-022-05@25 | 25 | 18,117.75 | 0.436 | 46,846.00 |
| Private Hanse Universität Rostock KGaA | 10,000 | 10,000.00 | 0.241 | 10,000.00 |
| Omega Envireonmentsl inc | 30,300 | 240.58 | 0.006 | 240.58 |
| Borussia Dortmund GmbH&Co KgaA | 1 | 2.52 | 0.000 | 3.25 |
| Axxesx Cap. Inc. Com | 2,500 | 2.50 | 0.000 | 99.25 |
| | | 4,346,943.53 | 100.000 | 5,481,537.03 |

On the reporting date, an upside price potential of € 1,134,593.50 existed.

The item of other assets includes receivables from the overpayment of tax in the amount of € 323.4 thousand.

Liabilities to shareholders of DBH existed in the amount of €808.2 thousand. These are reported under the item of other liabilities.

The development of intangible assets and tangible assets is shown in the enclosed table of the development of assets at December 31, 2003. Goodwill pertaining to HPM arising from the company's contribution in 1998 was amortized over a period of 5 years ending December 31, 2002.

The provisions are adequate to cover all recognizable Group risks at the time when the consolidated financial statements were prepared.

The statutory reserves for own shares were formed due to the temporary acquisition of ADRs by DBH and adjusted to the value of the shares on December 31, 2003 by withdrawals.

## 3. Notes on statements of income

Commission income predominantly comprises profit sharing schemes relating to the management of client portfolios and reimbursements from the US clearing bank.

The majority of financial income was realized on the US stock market.

Other administrative costs predominantly comprise advertising, typesetting, office space, service and consultancy costs, as well as expenditures relating to monetary and capital transactions.

No latent tax debt was accumulated in the year under review.

## 4. Securities orders that were not executed at December 31, 2003

| Transaction | Order date | No. of units | Security | Limit in USD | Unit price 12/31/2003 in USD |
|---|---|---|---|---|---|
| Buy | 08/27/03 | 1,300 | DBH | 1.0300 | 1.1500 |
| Buy | 08/27/03 | 12,000 | DBH | 0.7800 | 1.1500 |
| Buy | 11/07/03 | 5,000 | DBH | 1.0000 | 1.1500 |

**5. Other information**

| | |
|---|---|
| Sole director on the Managing Board: | Henry Littig, Chief Executive, Haan<br>(No disclosure as per section 285, sub-section 9, section 286, sub-section 4 HGB) |
| Supervisory board: | Daniel Hoenings, Chairman<br>Sales Director, Monheim |
| | Dr. Ingrid Siegmund-Rux, Deputy Chairman<br>Sales Consultant, Erftstadt |
| | Günter Trautmann<br>Tax Consultant, Neuss |
| | (Total remuneration: € 2,556.45) |

Düsseldorf, April 29, 2004

(DBH Deutsche Beteiligungs Holding AG)
(Henry Littig)

## Development of Group fixed assets at December 31, 2003

| | Cost of purchase or manufacture 01/01/2003 € | Additions € | Disposals € | Total € | Cumulative depreciation € | Depreciation (in the business year) | Book value 12/31/2003 € | Book value 12/31/2002 € thousands |
|---|---|---|---|---|---|---|---|---|
| I. Intangible assets | | | | | | | | |
| 1. Concessions, industrial property rights and similar rights and values as well as licenses thereto | 95,189.57 | 281,999.00 | 0.00 | 377,188.57 | 226,302.57 | (141,122.00) | 150,886.00 | 10.0 |
| 2. Goodwill HPM | 716,153.01 | 0.00 | 0.00 | 716,153.01 | 716,152.01 | (0.00) | 1.00 | 0.0 |
| | 811,342.58 | 281,999.00 | 0.00 | 1,093,341.58 | 942,454.58 | (141,122.00) | 150,887.00 | 10.0 |
| | | | | | | | | |
| II. Tangible assets | | | | | | | | |
| - Other fixtures and fittings, tools and equipment | 433,570.46 | 131,462.70 | 21,113.54 | 543,919.62 | 287,763.62 | (114,555.15) | 256,156.00 | 241.1 |
| | | | | | | | | |
| III. Financial assets | | | | | | | | |
| 1. Investments | 173,010.69 | 0.00 | 0.00 | 173,010.69 | 173,008.69 | (0.00) | 2.00 | 0.0 |
| 2. Investments held as fixed assets | 1,031,000.00 | 1,760,000.00 | 0.00 | 2,791,000.00 | 0.00 | (0.00) | 2,791,000.00 | 1,031.0 |
| 3. Other loans | 20,451.68 | 0.00 | 0.00 | 20,451.68 | 10,224.84 | (0.00) | 10,226.84 | 10.2 |
| | 1,224,462.37 | 1,760,000.00 | 0.00 | 2,984,462.37 | 183,233.53 | (0.00) | 2,801,228.84 | 1,041.2 |
| Total I. to III. | 2,469,375.41 | 2,173,461.70 | 21,113.54 | 4,621,723.57 | 1,413,451.73 | (255,677.15) | 3,208,271.84 | 1,293.3 |

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

Enclosure no. 4

# Group status report for the business year 2003

## 1. Overview

Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf is a pure holding company holding at present:

- 100 % of the shares in HPM Portfolio Management GmbH (HPM), Düsseldorf
- 91 % of the shares in Vision@Technologie AG i.A. (Vision), Düsseldorf
- 80% of the shares in ekip.de AG, Düsseldorf
- Minority interests in sitebuilder.com, USA and Innovativ Capital AG, Munich.

The consolidated financial statements includes the companies DBH, HPM, ekip and Vision.

## 2. Risks of future development

The main risks are exclusively related to the shareholdings and comprise the following:

### 2.1 Internal risk: **investment in HPM GmbH**

#### 2.1.1 Dependence on markets and competition

At present the 100 % subsidiary, HPM GmbH, is the most active corporate division of the DBH Group. Its business is divided into two parts:

**Portfolio management**

Portfolio management is divided into two business areas. The first market (FRG), where HPM GmbH acquires its customers, and the second market (USA), where the customers of HPM GmbH operate. Both markets create a strong dependence for HPM GmbH. Should, for instance, a drastic deterioration of the economic situation in Germany come about, or should a general dislike for US securities trading develop, or should, in the future, the legal framework for financial service providers in general or for HPM GmbH in particular develop to its disadvantage, or should the conditions of competition in the market become fiercer, HPM GmbH would experience a negative effect on its turnover and earnings. In the second market the company is essentially dependent on the overall situation of the world stock market in general, and the US stock market in particular. Although HPM GmbH offers concepts that enable it to take advantage of negative stock market developments, this does not mean that a continuing interest in HPM GmbH products can at all times be sustained during a drop of stock prices. In addition to this, fluctuations of exchange rates at the foreign exchange markets in general, and a change of EUR/US dollar parity in particular, might lead to a slackening of interest in HPM GmbH products.

**Funds business**
The risks arising from funds business are predominantly related to the development of the Timing Global Plus and RV Golden Dynamic Plus funds. The funds are associated with almost identical risks to those of portfolio management. Interest in funds depends on their development and the investment management performance of the subsidiary that manages the funds, HPM.

Portfolio management and funds business provide the Company with two additional mainstays between which strategic and sector risks can be distributed.

2.1.2. Dependence on persons

Any company such as DBH AG. which demands broad expertise and intensive personal commitment on the part of its employees, is highly dependent on existing and future employees, and also the employees of its affiliated companies. The loss of all or some employees can only be compensated at high additional cost and would involve, at least in the short-term, quality impairments.

A termination of the service contract between HPM and the clearing partner, Pershing Inc, for whatever reason, would, at least in the short-term, result in an increase of labor and costs, which could have a detrimental effect on the Company's earnings position. If, after such a termination of contract, it should prove impossible to find another US depository bank partner, the continued existence of US operations and the business core of HPM GmbH may be jeopardized. There are no indications of a termination of said agreement by HPM GmbH or Pershing Inc.

Similar dependencies exist in the area of funds business with the DZI bank in Luxembourg. Higher risks arise due to the development of more extensive marketing structures and the higher number of partners may have a detrimental effect on image, associated with lower product identification on the part of marketing partners. There is no evidence of aforementioned risks.

The success of HPM GmbH is dependent on the success of its products/concepts. The present success on the market is essentially a result of the innovative nature of HPM GmbH products. If HPM GmbH can continue to launch innovative concepts on the market, it will be able to safeguard or enhance its business success. The success of HPM GmbH is therefore particularly dependent on the pooled knowledge and experience of its employees; and cannot be judged on the merits of material values. If other companies were to copy HPM GmbH's products/concepts in the future and enter into direct competition with HPM GmbH, the company's development might suffer. In addition to this, companies such as HPM GmbH are judged first and foremost by their customers in terms of monetary performance. If HPM GmbH were to be unsuccessful in satisfying its customers in the future, this would most likely have a negative effect on future business developments. Businesses such as HPM GmbH are highly dependent on press releases. Although press releases on HPM GmbH have been (mainly) positive thus far, justified or unjustified negative press coverage could have a markedly negative effect on business developments. Furthermore, the loss of customer data to a rival company or the transfer of erroneous stock market data could have detrimental effects on the development of HPM GmbH.

2.1.3 Dependence on products

2.1.3.1 Active trading 2

Due to the positioning that was established at the outset of the year based on advancing equity prices, a deterioration of performance was initially experienced since the phase of stock market consolidation was longer than anticipated. Geopolitical influences are one reason for the length of the consolidation phase. However, the company profited to a great extent from the advance in equity prices in the recovery phase. The positive development of gold prices resulted in the excellent performance of the gold sector stocks that the company trades in. At the middle of the third quarter of 2003, the trading strategy was oriented on declining equity prices because a substantial correction was anticipated in the equity markets at this time. However, equity prices continued to rise, which meant that performance was only marginally positive (+5% on average).

2.1.3.2 Funds business

*a) Timing Global Plus fund*

Although a strong positive trend was evident in the development of the sectoral fund HPM INVEST SICAV - TIMING GLOBAL PLUS in the first three quarters of 2003, its performance in the last quarter declined as a result of the market trend diverging from the fund managers' expectations.

The orientation on advancing equity prices that was established at the beginning of the year paid off in the fourth quarter. After initial uncertainty on developments due to the Iraq conflict, which initially depressed stock prices, HPM INVEST SICAV - TIMING GLOBAL PLUS profited considerably from the subsequent rebound. Apart from minor interim corrections, the equity markets developed very positively in the second and third quarters of the year, resulting in the corresponding positive performance of the sectoral fund.

The trading strategy was adapted to reflect the revised market forecasts at the beginning of the third quarter of 2003. The positions that were oriented on advancing equity prices were reduced in favour of transactions that would profit from declining prices in anticipation of a sharp market correction. However, the market players remained euphoric and the defensive strategy led to a decline in net fund assets. At the end of the reporting period, the fund's performance was only marginally positive.

The subsidiary anticipates that the Timing Global Plus Fund will be exposed to more stock market fluctuations than was the case last year. It believes that the relatively positive forecasts on economic and stock market development will not suffice to generate a sustained positive trend. This is why the subsidiary will start out with a defensive/neutral positioning in the 2004 stock market year.

Unit sales increased considerably, especially in the second and third quarters. HPM believes that this is due to the positive performance of HPM INVEST SICAV TIMING GLOBAL PLUS over this period. The anti-cyclical trend that was evident at the beginning of the year did not prevail in the last quarter, which resulted in a decline of subscriptions at the end of the year.

The performance of the Timing Global Plus fund is as follows:

| | |
|---|---|
| 01/01/2003 | € 16.58 |
| 12/31/2003 | € 16.78 |
| | |
| High 2003: | €19.27 |
| Low 2003: | €13.42 |

*b) RV Golden Dynamic Plus*

The performance of HPM INVEST SICAV - RV GOLDEN DYNAMIC PLUS was positive, despite the stock market turmoil in 2003. In addition to the general positive trend in gold stocks, specifically entering into positions in phases of low equity prices enabled the sectoral funds to be among the top performing gold and commodities funds in 2003.

Analogue to the anti-cyclical investment strategy, both large and small consolidation movements in gold and commodities stocks were taken advantage of to enter into positions with the aim of profiting to a greater extent from future price advances. In contrast to the customary scenario of gold price development being a contraindicator to the equity markets, it followed the same course as the leading indexes such as DOW JONES and DAX in the period under review, and its development was positive with the exception of a few short-term corrective movements. Starting at a price of approx. USD 345 at the beginning of the year, gold stocks had advanced to more than USD 415 by the end of the year. This development was also evident among highly capitalized US mining stocks in spring, which initially had a high weighting in the portfolio. At the end of the year, the US positions were reduced in favor of South African gold stocks, because the subsidiary anticipated that these would perform well.

The future development of the gold & commodities investment sector still holds considerable potential. One reason for the positive appraisal of the gold sector by the subsidiary is fundamentals such as the existance of surplus demand, whereby indicators such as the reduction of forward sales by gold-mining companies and the build-up of gold positions by these companies lead to the expectation of a slight shortage in supply coupled with increasing demand. Also, the relatively low historic per-capita investment rate among private investors means that pent-up demand exists in this sector.

Generally, the subsidiary assumes that the selected gold and commodity stocks will perform more positively in the medium to long term than, for instance, an investment in gold bullion. However, it is always necessary to bear the risks of both types of investments in mind.

Unit sales in the period under review were extremely satisfactory. Even though interest in investments in gold and commodity stocks continually increased, the still low investment rate of private and institutional investors leads to the fund managers' anticipation of a further increase in demand for products in this sector. This effect could be enhanced by more widespread coverage of this theme in the media.



The RV Golden Dynamic Plus fund developed as follows:

| | |
|---|---|
| 01/01/2003 | € 12.31 |
| 12/31/2003 | € 18.21 |

| | |
|---|---|
| High 2003: | €18.78 |
| Low 2003: | €12.31 |

2.2 Internal risks: **investment in ekip.de AG**

2.2.1. Dependence on markets and competition

ekip.de AG's core line of business is the marketing of the stock market newsletter, iWatch. This newsletter is to be financed by advertising income. This income is dependent on the number of readers. The more readers the newsletter has, the higher its advertising income. In response to indications that the advertising market is still very limited, an additional newsletter with costs was announced at the end of 2001. The response to the new newsletter was satisfactory. It ensues that ekip.de AG has two core business areas: the canvassing of readers and the canvassing of advertisers.

The topics covered by the newsletter support the canvassing of customers. In a weakening economic framework and a prevailing mood of pessimism with regard to the Neuer Markt in Germany and NASDAQ in the USA, interest in the financial market is waning and many investors bore heavy losses last year. It may be difficult to recruit new readers in this problematic environment.

Advertiser canvassing was also more difficult last year due to the waning interest of the general public in the stock market and the associated lower interest in the advertising industry in this advertising platform.

In addition to these core activities, ekip.de AG was also involved in the raising of venture capital for new companies by drawing up business plans, equity stories and performing research for them.

2.2.2. Dependence on persons

ekip.de AG is dependent on the services of an author for the writing of newsletters, business plans, equity stories and doing research. Should this author no longer be available or available to a lesser extent, quality impairments may occur in the preparation and distribution of the newsletter and, in the worst-case scenario, result in a loss of sales revenue. If, should the author be unavailable, no alternative author can be found, the continuation of the company's core business would be jeopardized.

2.2.3 Dependence on products



Ekip.de AG is a pure service provider, which means that the aforementioned risks apply in this respect.

2.3 Internal risk: **investment in Vision@Technologie AG**

HPM and its parent company, DBH Deutsche Beteiligungs Holding AG, Düsseldorf, supported Vision@Technologie AG in its equity raising measures. It was planned to list the company on the stock exchange. Due to the overall slump in the IT market, this project could not be concluded. All shareholders received an offer to repurchase the shares with the intention of merging the affiliate with its parent company. The majority of shareholders took advantage of the offer and 95% of the shares in Vision@Technologie AG were held by HPM at the end of the year. The liquidation of the company was decided on August 5, 2003. The liquidation depressed the result of DBH AG to below the purchase price.

**3. Business developments**

a) Development of profits

DBH obtains the majority of its income from the transfer of profits (€ 1,721 thousand) from its subsidiary, HPM Portfolio Management GmbH within the scope of the affiliation agreement.

Prior to the deduction of tax expenditure, the income from ordinary activities was € 1,108 thousand and the consolidated net income for the year was € 0.

b) Investments and financing

As in the past, no bank loans were required. The Company is still financed by the high re-invested profits and internal resources.

DBH AG has made a direct investment in the foundation of the private Hansa University, Rostock via HPM GmbH in order to actively participate in the training of future German managers.

c) Significant events during the business year

The most important decisions in 2003 were to liquidate Vision@Technologie AG and to pay dividends for the first time to shareholders of DBH AG.

**4. Status of the Group**

As was the case last year, the business development of the Group is influenced by the business activities of its subsidiary, HPM.

The development of HPM GmbH's portfolio management business was irregular in the first quarter of 2003 and cannot be established at the present time due to the fact that administration fees are only paid on a half-yearly basis. Although overall performance was positive, funds were drained as a result of uncertainties in the market.

In the area of funds business, the number of unit sales in respect of RV Golden Dynamic Plus declined in the first quarter of 2003 compared with the same quarter in 2002. However, it is necessary to bear in mind that the very positive figures in the previous year are to some extent due to the extensive marketing measures associated with the fund's launch.

The volume of unit sales in respect of the Timing Global Plus fund has not changed considerably between 2003 and 2004. The price of gold and stocks in this sector has advanced, and the continuation of the consolidation process in the stock markets (DAX, DOW JONES) may have a positive effect on the development of RV Golden Dynamic Plus and Timing Global Plus unit prices. Generally, we do not anticipate any major changes in the development of sales from the 2nd quarter onwards.

On the whole, HPM GmbH will face another decline in income from ordinary activities in 2004. However HPM GmbH also anticipates a positive result in 2004. No significant business transactions were effected after the reporting date.

Düsseldorf, April 29. 2004

DBH Deutsche Beteiligungs Holding AG, Managing Board
Henry Littig, Chief Executive

# DR. GLADE, KÖNIG und PARTNER GmbH

QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

## Auditor's opinion (section 18 PrüfbV)

We have audited the consolidated financial statements, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and the Group status report for the business year of January 1 to December 31, 2002. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the consolidated financial statements, thereby including the accounting and the Group status report.

We have carried out our audit of the consolidated financial statements in accordance with section 317 HGB (German Commercial Code) and in compliance with the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the assets situation, the financial situation and the situation of the earnings and profits conveyed by the consolidated financial statements in compliance with the generally accepted accounting principles and by the status report of the Group, are detected with adequate certainty. When determining the auditing procedure, knowledge of the Group's business activities, economic and legal situation, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, the consolidated financial statements and in the status report of the Group are assessed mainly on the basis of random checks. The audit comprises the evaluation of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the consolidated financial statements and the status report on the Group. We are of the opinion that our audit constitutes a sufficiently sound basis for our judgment.

Our audit has not given rise to any objections.

It is our conviction that the consolidated financial statements convey a fair picture of the assets situation, financial situation and situation of the earnings and profits of the Group in conformity with the generally accepted accounting principles. The Group status report conveys an overall fair view of the position of the Group and presents the risks of its future development in an appropriate manner.

N e u s s, 05/07/2004

Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH Qualified Auditors - Tax consultants
Neuss

Enclosure No. 6

Itemized overview of key consolidation activities

**- Assets -**

| | | |
|---|---|---|
| No. 11 | **Intangible assets** | € |
| | Cumulative value | 150,886.00 |
| | Capitalized goodwill 1998 | 716,153.01 |
| | Amortization of goodwill up to 12/31/2002 | -716,152.01 |
| | Consolidated balance sheet value on 12/31/2002 | 150,887.00 |
| No. 12 | **Tangible assets** | € |
| | Cumulative value | 256,156.00 |
| | Capital increase 1998 | 12,782.30 |
| | Amortization of goodwill up to 12/31/2002 | -10,225.84 |
| | Amortization 2003 | -2,556.46 |
| | Consolidated balance sheet value on 12/31/2003 | 256,156.00 |

**-Liabilities-**

| | | |
|---|---|---|
| **No. 12d** | **Difference as a result of capital consolidation** | € |
| | Addition capital of Vision compared with the book value for Vision | 892,295.63 |
| | Increase of the shareholding in Vision@Technologie AG to 95% | 39,098.12 |
| | Reversal of write-off to the lower going-concern value of acquired shares in Vision | -620,447.34 |
| | Change in consolidated loss carried forward due to different participatory relationship in Vision | 287,452.52 |
| | Consolidated balance sheet value on 12/31/2003 | 598,398.93 |

**No. 12 e Minority shareholdings**

| | € | € |
|---|---|---|
| 5% Vision | | |
| Share capital of Vision | 355,000.00 | |
| Capital reserves of Vision | 1,725,957.96 | |
| Loss carried forward on 12/31/2002 | -1,819,831.51 | |
| | 261,126.45 | |
| Hereof accounted for by minority shareholders | | 13,056.32 |
| As at 12/31/2003 | | 1,374.03 |
| Contribution to net income in 2003 | | 14,430.35 |
| 20% ekip | | |
| Subscribed capital of ekip | 250,000.00 | |
| Capital reserves of ekip | 5,645.94 | |
| Loss carried forward on 12/31/2002 | -156,565.86 | |
| | 99,080.08 | |
| Hereof accounted for by minority shareholders | | 19,816.02 |
| As at 12/31/2003 | | -6,254.08 |
| Contribution to net income in 2003 | | 13,561.94 |
| Consolidated balance sheet value on 12/31/2003 | | 27,992.29 |

**- Statements of income -**

**No. 26 a Net profit/loss for the year**

| | | € |
|---|---|---|
| Net loss HPM | -142,728.96 | |
| Net loss DBH | 814,681.17 | |
| Net loss Vision (up to 08/05/2003) | -17,419.18 | |
| Net loss Vision, in liquidation (after 08/05/2003) | -50,668.07 | |
| Net loss ekip | -31,270.40 | |
| Total of results in the single entity annual financial statements | | 572,594.56 |
| Reversal of depreciation on Vision at DBH | | 95,567.83 |
| Depreciation of surplus tangible assets at HPM | | -2,556.46 |
| Value in the consolidated statements of income 2003 | | 665,605.93 |

**No. 26 b Losses attributed to minority shareholders**

| | € | € |
|---|---|---|
| Net loss for the year of Vision (up to 08/05/2003) | -17,419.18 | |
| Net loss for the year of Vision, in liquidation, (after 08/05/2003) | -50,668.07 | |
| Reversal of the DBH depreciation on Vision | 95,567.83 | |
| Contribution to profits by Vision | 27,480.58 | |
| 5% attributed to minority shareholders | | 1,374.03 |
| Net loss for the year of ekip | -31,270.40 | |
| 20% attributed to minority shareholders | | -6,254.08 |
| Value in the consolidated statements of income 2003 | | -4,880.05 |

## Legal, economic and organisational principles of the parent company

Annual financial statements for the previous year / Resolutions of the shareholders' meeting

At its meeting on June 17, 2003, the shareholders' meeting approved the annual financial statements of December 31, 2002 and the status report 2002, which had been furnished with an unqualified auditor's opinion. A resolution was passed at the shareholders' meeting of August 5, 2003 to distribute 130% of share capital, which corresponds to €1,528,762.73, from the net income for the year of € 3,067,318.35, to place € 1,500,000.00 to the profit reserve and to carry forward the residual amount of € 38,555.62 to new account. A further resolution was passed in respect of converting the share capital to euro and increasing it to € 1,380,000.00. The acts of the Managing Board were ratified and Dr. Glade, König und Partner GmbH was appointed as auditor.

All resolutions of the shareholders' meeting were implemented. The net income for the year was appropriated as per the resolution and the auditor was engaged to perform the audit for the business year 2003 on December 12, 2002. All balance sheet carry forwards at December 31, 2002 were properly implemented on January 1, 2003, and continuity of balance sheet presentation thus exists in accordance with section 252 I, no. 1 of the German Commercial Code (HGB).

Notes to 1

DBH conducts business in the legal form of a joint-stock company (Aktiengesellschaft). The Company was founded on the basis of the currently applicable articles of association dated July 9, 1998 (Notary Dr. Stefan Zimmermman, Cologne, notary's register no. Z 2286/1998). The following entries and subsequent entries (last extract from the commercial register dated January 23, 2004) existed in the commercial register (Düsseldorf Local Court, no. HRB 36342) at the time of the audit.

| | |
|---|---|
| Name of the Company: | DBH Deutsche Beteiligungs Holding AG |
| Legal form: | Aktiengesellschaft (joint-stock company) |
| Principal place of business: | Düsseldorf |
| Foundation: | July 9, 1998<br>by the notary, Dr. Stefan Zimmermann, Cologne<br>(Notary's Register No. Z 2286 for 1998) |
| Commercial Register: | Düsseldorf Local Court<br>HRB 36342<br>The foundation was registered on August 21, 1998. |
| Objectives of the company: | Participation in other enterprises and associated business, especially the take-over of the stock and operation of HERMES Portfolio Management GmbH (now HPM Portfolio Management GmbH) in Düsseldorf-Garath. |

The Company is authorized to carry out any transactions that promote or are related to the objectives of the Company and, in particular, to take over other enterprises of the same or similar kind, to participate in such enterprises and establish branch offices.

Articles of association: Original version of July 9, 1998
(Notary, Dr. Stefan Zimmermann, Cologne,
(Notary's Register no. Z 2286/1998, revised on
March 22,2000)
(Notary, Dr. Stefan Zimmermann, Cologne,
(Notary's Register no. Z 974/2000)
amended further to the Supervisory Board resolution of June 14, 2000 and the shareholders' meeting resolution of August 5, 2003.

Chief executive: Henry Littig, Erkrath (sole director)

Share capital: The share capital is € 1,380,000.00 (prior year € 1,175,971.33) and is divided into 460,000 registered shares with a par value of € 3.00 each. (Prior year: € 2.56).

The Company was founded on July 9, 1998 with share capital of DM 100,000.00, divided into 20,000 registered shares of DM 5.00 each (€ 2.56). The shares were issued at the par value. The share capital was paid in on July 16, 1998

On October 13, 1998 the extraordinary shareholders' meeting passed a resolution to increase the share capital by DM 1,525,000.00 to DM 1,625,000.00 by issuing 305,000 registered shares with a par value of DM 5.00 (€2.56) each. The capital increase was implemented as an investment in kind by contributing the 100 % shareholding in HERMES Portfolio Management GmbH (HPM) at a par value of DM 50,000.00. The valuation of the investment in kind is substantiated by the valuation report by the qualified auditors, Dr. Glade, König und Partner GmbH, Neuss of August 6, 1998. The resolution passed by the shareholders' meeting and the implementation of the capital increase were entered in the Commercial Register on November 9, 1998.

On January 21, 1999 a resolution was passed for increasing the share capital by DM 375,000.00 to DM 2,000,000.00. The 75,000 registered shares with a par value of DM 5.00 (€ 2.56) were paid in cash.

On March 22, 2000 the Managing Board was authorized to carry out a further capital increase of DM 1,000,000.00 to DM 3,000,000 by issuing new registered shares with a par value of DM 5.00 (€ 2.56) each, by December 31, 2001 at the latest.

In accordance with the authorization granted to the Managing Board by section 3, sub-section 5 of the articles of association, the chief executive passed a resolution on June 14, 2000 – which was approved by the Supervisory Board - to increase the share capital by DM 300,000.00 to DM 2,300,000.00. By resolution of the supervisory board, section 3 of the articles of association (share capital, shares) was accordingly modified. The capital increase has been carried out.

On August 5, 2003, the shareholders' meeting passed a resolution to convert the share capital to euro in conjunction with a capital increase. The Company's share capital was increased by DM 399,045.40 from DM 2,300,000.00 to DM 2,699,045.40, which corresponds to € 1,380,000.00 by converting part of the capital reserve. The capital increase was implemented by increasing the par value of the shares. The par value of each DM 5.00 share was increased by DM 0.86749 to DM 5.86749. After conversion to euro, the par value is € 3.00.

Shareholders:

| | Share capital | |
|---|---|---|
| Henry Littig, Erkrath | € 855,000.00<br>(2002: € 728,590.93) | (61.96%) |
| The Bank of New York as ADR depository | € 525,000.00<br>(2002: € 447,380.40) | (38.04%) |
| Total | € 1,380,000.00<br>(2002: € 1,175,971.33) | (100.00%) |

Capital reserves :
(supplementary)

Due to American Depository Receipts (ADR's) being issued by "The Bank of New York", premiums were transferred to the capital reserves and withdrawn in the process of conversion to euro. They are calculated as follows:

| | € | DM |
|---|---|---|
| Capital increase in 1999 | 1,342,141.19 | (2,625,000.00) |
| (DM 3,000,000.00 minus DM 375,000.00)<br>Capital increase in 2000 | 1,124,842.13 | (2,200,000.00) |
| (DM 2,400,000.000 minus DM 200,000.00) | | |
| | 2,466,983.32 | (4,825,000.00) |
| Conversion of share capital to euro in 2003 | -204,028.67 | |
| Capital reserve | 2,262,954.65 | |

Notes to 2

The changes in the capital structure are detailed in the notes to 1.

Notes to 3 and 4

The management of the Group in accordance with section 1, sub-section 2 of the German Banking Law (KWG) is the Managing Board (see notes to 1). DBH's Supervisory Board as per December 31, 2003 comprised the following persons:

Daniel Hoenings, Sales Manager HPM, Düsseldorf
(Chairman)

Dr. Ingrid Siegmund-Rux, Sales Consultant, Erftstadt
(Deputy Chairman)

Günther Trautmann, Tax Consultant, Neuss.

The Supervisory Board performs a controlling function when major decisions are taken.

Notes to 6

The Company was not active in financial services in the business year. It merely holds a 100% stake in the financial services institute, HPM.

Notes to 7

The subsidiary, HPM, is authorized to provide financial services. Facts to the contrary that are subject to legal permission were not evident at the time of the audit.

Notes to 8

DBH held a 100% stake in HPM on December 31, 2003. An affiliation agreement was concluded in 1998 and the prerequisites for a single entity for taxation purposes are therefore fulfilled. The stockholders' equity of HPM is € 2,000,000.00 (2002: 750,000.00).

At December 31, 2003, the Company held 95% of the shares in Vision@Technologie AG, Düsseldorf.

DBH also held an 80% stake in ekip.de, Düsseldorf on the reporting date.

Notes to 9

The parent company is managed by the chief executive (Managing Board), Mr. Henry Littig. He is exempt from the restrictions stated in section 181 of the German Civil Code (BGB). Apart from the chief executive, there were no employees at DBH on December 31, 2002.

Notes to 10

Neither national nor international branches were established. The documentation of company transactions and the organization of accounting are adequate for the type and scope of business operations. Internal controlling is restricted to the distribution of tasks between the Managing Board and the Supervisory Board, and the processes of HPM are also integrated. No separate internal auditing system is in place, but audits are performed by HPM as required.

Enclosure No. 8

**Letter of representation**

Düsseldorf, May 6, 2004
To: Dr. Glade, König and Partner GmbH
Hamtorwall 52
41460 Neuss

Re: Consolidated financial statements and Group status report for the business year 2003

In my own name as member of the Managing Board I hereby declare the following to you as auditors:

A. Information and evidence
The information and evidence you have requested from me in accordance with section 320 HGB (German Commercial Code) is complete in accordance with my best knowledge and belief. I have not only passed on my personal knowledge, but also the knowledge of other members of the management institution to you. I name the following persons as consultants:

Mr. Göbels
Mr. Schiller
Mr. Ziehsler

I have instructed these persons to provide you with all desired information and evidence correctly and in its entirety.

B. Consolidated financial statements and Group status report

1. An overview of companies that were affiliated to the company in the year under review (section 271, sub-section 2, HGB) and in which a participatory interest existed (section 271, sub-section 1 HGB) has been submitted to you. Associated companies and joint ventures are specifically indicated as such.

2. In my opinion, the consolidated financial statements include all Group companies requiring consolidation in accordance with section 294 HGB, whose consolidation is not precluded by section 295 HGB and whose consolidation was not dispensed with in accordance with section 296 HGB.

3. The consolidated financial statements were based on audited annual financial statements.

The annual financial statements which form the basis for the consolidated financial statements take into account, to the best of my knowledge, all assets, obligations, risks and deferrals, all expenditure and income, as well as the necessary disclosures, in accordance with the regulations pertaining to consolidated financial statements.

4. All consolidation processes have been factually presented in the consolidated financial statements.

5. Substantial losses of Group companies that are not reported in the consolidated financial statements did not exist and are not anticipated.

6. Substantial financial obligations that are not reported in the balance sheet (section 314, sub-section 1, no. 2 HGB) did not exist on the date of the consolidated financial statements.

7. Disruptions in or substantial inadequacies of the internal controlling system that could result in acts detrimental to the Group's assets were not ascertained and do not exist at present.

8. Violations of statutory provisions and supplementary provisions in the memorandum of association or articles of association, which are significant for the content of the consolidated financial statements or the Group status report or the presentation of the company's asset, financial and profit situation in accordance with section 297, sub-section 2 HGB did not exist.

9. Use was not made of the protective clause (restrictions on reporting in accordance with section 313, sub-section 3, HGB or section 314, sub-section 2 HGB).

10. The Group status report also contains information on expected developments of substantial considerations for the assessment of Group's situation, as well as required information in accordance with section 315, sub-section 2 HGB. No transactions of particular importance were made after the closing of the business year.

11. No substantial risks to the future development of the Group exist.

Signatures

# Module of letter of representation for banks and financial institutions

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßalle 19
40595 Düsseldorf
Telephone (0211) 970 81 89
Fax (0211) 970 81 88

In addition to my letter of representation for the business year 2003 I hereby declare the following:

A. Information and evidence

The additional information and evidence you have requested from me according to section 320 HGB (German Commercial Code) re. section 340 and 340k HGB and section 29 KWG (German Banking Code) is complete according to my best knowledge and belief.

B. Books and records

1. I have submitted all communications with domestic and foreign supervisory authorities (in particular written instructions, objections and queries sent to the company) to you correctly and in their entirety.
2. For any data processed abroad I have made sure that the originals of books, receipts and other bookkeeping evidence as well as working instructions necessary for your comprehension are kept in this country.

C. Annual financial statements and status report

1. Subordinated assets and liabilities, trusteeships as well as assets and liabilities held on behalf of third parties or for third-party account existed on the closing date for the audit in the amount which is manifest as such in the annual financial statements or at the amount reported.
2. Receivables or liabilities (including contingent liabilities) as well as other liabilities in accordance with Form 1, item no. 2 off-balance sheet items (reverse purchase agreements, placement and purchase agreements, irrevocable loan undertakings) against affiliated companies / participatory interests which exceed the receivables or liabilities stated in C4 of the general letter of representation as well as other financial liabilities against affiliated companies existed on the closing date for the audit at the amount which is manifest as such in the annual financial statement or at the amount reported.
3. Granted advances, loans as well as assumed states of liability in accordance with section 34 sub-section 2 no. 2 RechKredV (ordinance on accounting in banks and financial institutions) did not exist on the closing date.
4. Forward transactions that are stated in section 36 RechKredV did not exist on the closing date.
5. Directorships in statutory control institutions of large corporations (section 267 sub-section 3 HGB (German Commercial Code) held by statutory representatives or other staff (see section 340a sub-section 4 no. 1 HGB) did not exist on the closing date.
6. Holdings in large corporations with more than 5 % voting rights (see section 340a, sub-section 4 no. 2 HGB) did not exist on the closing date.

D. Organizational duties in accordance with section 25a KWG

1. Instructions, agreements and other documents concerning tax and control regulations or risk control as well as the assessment of the economic situation of the company did not exist on the closing date.
2. Instructions, agreements and other documents concerning the proper set-up of the business, adequate internal control procedures or appropriate safety precautions for the use of electronic data processing have been submitted to you in their entirety.
3. Records of all business transactions have been submitted to you in their entirety.
4. Agreements on contracting-out of departments in accordance with section 25a, sub-section 2 KWG have been submitted to you in their entirety together with all contractual agreements with sub-contractors, work instructions and other documents concerning organization.
5. I have ensured that the contracting-out of departments to other companies does not interfere with the proper conduct of the contracted-out business transactions or services and does not impair our powers of control.
   5.1 Authorities to issue directives have been given to sub-contractors, as far as necessary.
   5.2 The contracted-out departments are part of the internal control system, as far as necessary.

E. Banking supervisory duties

1. Documents and evidence required for the assessment of conformity with the regulations of the anti-money-laundering law have been submitted to you correctly and in their entirety (section 17 PrüfbV in connection with section 14 anti-money-laundering law).
2. All statements and evidence necessary according to the ordinance on accounting in banks and financial institutions have been submitted to you correctly and in their entirety.
3. Financial institutions only:
   All business transactions involving financial instruments for own account have been submitted correctly and in their entirety. Existing agreements with customers as well as authorities granted by customers have been reported to you correctly and in their entirety.
4. All documents and evidence required in accordance with section 29 sub-section 1 KWG for the auditing of the annual financial statements have been submitted to you correctly and in their entirety.
5. Receivables (including recourse claims) from loans that come within the provisions of section 15, sub-section 1, nos. 1 to 6, sub-section 2 KWG existed on the closing date at the reported amount.
6. Loans within the meaning of section 10, sub-section 2a, clause 2, nos. 4 and 5 KWG have been reported to you correctly and in their entirety.
7. Items to be deducted from the sum of the stated and additional capital in accordance with section 10, sub-section 6 KWG did not exist during the reporting year.
8. Intentions concerning market support in accordance with section 10, sub-section 5, clause 6 and 7, sub-section 5a, clause 6 and 7 as well as sub-section 7, clause 5 and 6 did not exist.
9. Evidence required for not realized reserves in accordance with section 10, sub-section 2b, clause 1 nos. 6 and 7 KWG has been submitted to you correctly and in its entirety.
10. Evidence required for net profit and floating subordinated liabilities in accordance with section 10, sub-section 2c has been submitted to you correctly and in its entirety.
11. An overview of institutes, financial service companies and companies with bank-related auxiliary services which are classified as subordinate companies has been submitted to you.
12. N.A.
13. N.A.
14. Any relevant facts for the calculation of principle I codes (equity and liquidity) have been submitted to you correctly and in their entirety.
15. An overview of significant holdings in companies, which are neither institutes, financial service companies, nor insurance companies nor companies with bank-related auxiliary services (section 1, sub-section 9 in connection with section 12 sub-section 1 KWG) has been submitted to you.
16. Intentions to acquire significant holdings in an institute or to change the percentage of a significant holding do not exist at present.

17. All documents concerning loans in accordance with section, 19 sub-section 1 KWG have been submitted to you correctly and in their entirety.
18. Any reportable facts in accordance with sections 24 and 24a KWG have been submitted to you correctly and in their entirety.

May 6, 2004

**DR. GLADE, KÖNIG und PARTNER GmbH**
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

# Terms and Conditions

# for

# Auditors and Audit Companies

# of January 1, 2002

## 1. Scope

(1) These terms and conditions apply to contracts between auditors or audit companies (hereinafter collectively called "auditors") and their clients in respect to audits, advice and other engagements, insofar as nothing else has been agreed to explicitly in writing or is imperatively required by law.

(2) Should, in exceptional cases, an agreement be made between the auditor and persons other than the client, such third parties will also be subject to the regulations under section 9.

## 2. Scope and implementation of the assignment

(1) The object of the assignment will be the performance agreed on and not a specific economic gain. The assignment is to be performed with proficiency and due professional care. The auditor has the right to engage professionals to carry out the assignment.

(2) No consideration will be given to foreign law, with the exception of operational audits, unless specifically agreed to in writing.

(3) The assignment will not include, unless focused on this, examinations concerning the abidance of tax laws or special regulations, e.g. price regulations, restraints of competition or management and control rights; the same applies to decisions on claims for subsidies, bonuses or other privileges. The performance of an assignment will only include auditing activity if it specifically serves for detecting an account book fraud or other irregularities, if there are grounds for it during the audit, or if there is a specific written agreement on it.

(4) If any legal positions should change after completion of the audit the auditor will not be obliged to indicate changes, or consequences resulting from these, to the client.

## 3. Duty of the client to provide clarification

(1) The client is obliged, without specific request from the auditor, to supply all the necessary documents required for performing the assignment in good time, and to inform the auditor of all business activities and circumstances which could be of importance for performing the assignment. This also applies to all papers, business activities and circumstances that do not become known until during the auditor's assignment.

(2) The auditor may require a written liability certificate from the client about the completeness of the presented documents and the information and explanations, formulated in the wording stipulated by the auditor.

## 4. Assurance of independence

The client assures that any actions are prevented which might endanger the independence of the auditors' staff. This applies in particular to offers of appointment, and offers to carry out assignments for own account.

**5. Reporting and oral information**

If the auditor is to present the results of his assignment in writing, only the written report is then applicable. The typical assignment will result in a written report unless any agreement to the contrary has been made. Any other information, whether given orally, or by the auditors' staff, will not be binding at any time.

**6. Protection of the auditors' intellectual property**

The client assures that any certificates, organizational charts, drafts, drawings, lists and calculations, especially calculations of amounts and costs drawn up by the auditor will be used exclusively for his own purposes.

**7. Transmission of an auditor's professional statement**

(1) The transmission of an auditor's professional statement (reports, certificates, etc.) to third parties shall require written permission by the auditor, unless permission for transmission to certain third parties ensues from the assignment contract.

The auditor is only liable to a third party (within the scope of No. 9), if the conditions of section 1 apply.

(2)The use of an auditor's professional statement for advertising purposes is not permissible; any violation entitles the auditor to terminate all the client's assignments without notice that have not been carried out.

**8. Correction of errors**

The client can expect the auditor to correct any possible errors. Only failure to make improvements entitles the client to a reduction of fees or cancellation of the contract. In cases where the client is a businessman within the scope of his commercial activities, a legal person of the public law or, a public law entity with special funds, the client shall not be entitled to a cancellation of contract unless the rendered services are of no interest to him due to the failure of improvements being made. In the case of additional claims for damages section 9 is applicable.

(2) The claim for correction of errors must be made immediately by the client in writing. Claims in conformity with section 1, sub-section 1 become statute-barred 6 months after completion of the services rendered by the auditor.

(3) Obvious errors, e.g. spelling mistakes, arithmetical mistakes or insufficiency of form for an auditor's professional statement (report, certificate, etc.) may be corrected by the auditor at any time, also for third parties. Material misstatements, which might affect the results of the auditor's professional statements, entitle the former to retract statements made, also with respect to third parties. In any of the above-mentioned cases the client is to be consulted beforehand, if possible, by the auditor.

**9. Liabilities**

(1) *Statutory audits are subject to the limitations of liability in accordance with section 323, sub-section 2 HGB.*

(2) Liability *for negligence: Single claims*

If neither section 1 applies, nor a special regulation has been drawn up, the auditor accepts personal, joint and several liability for claims for damages of all kinds, whereby any single claim, caused by negligence in accordance with section 54 a, sub-section 1 No. 2 WPO, is limited to EUR 4 million; this will also apply for liabilities to persons other than the client. A single damage resulting from several violations of duty shall also be considered a single claim. The single claim shall include any consequences due to a violation of duty, regardless, whether the damages have occurred within one year, or over a period of several consecutive years. In this context multiple actions, or failure of actions, resulting from the same, or an equal, source of error shall mean a uniform violation of duty if there is an interrelation between the matters concerned in a legal or economic sense. In such a case the auditor shall accept liability only up to EUR 5 million. The limit of the fivefold of the minimum sum assured shall not apply to statutory audits.

(3) *Preclusive periods*

Claims can only be made within a preclusive period of 12 months after the claimant has become aware of the damage, and the event leading to claims for damages, at the latest, however, within a period of 5 years after the event leading to claims for damages. A claim expires if legal proceedings are not brought against the written refusal of indemnification within 6 months of its issue, providing the client had been informed about the consequences. This will not affect the right to plead the statute of limitation. Sections 1 to 3 also apply to statutory audits with statutory limitation of liability.

**10. Supplementary conditions for audit assignments**

(1) A subsequent amendment or abbreviation of the audited financial statements or status report, and the issued audit opinion for them, is subject to written permission by the auditor, even if a publication does not take place. If the auditor has not issued an audit opinion, any referral to the audit in the company's status report or other parts determined for publication, are subject to written permission by the auditor and only formulated in the wording stipulated by the auditor.

(2) Should the auditor revoke the audit opinion, it may not be used any longer. If the client has already made use of the audit opinion, he has to announce the revocation at the auditor's request.

(3) The client is entitled to 5 copies of the report. Additional copies are billed separately.

**11. Supplementary conditions for assistance in tax matters**

(1) The auditor is entitled to assume that the facts, and in particular the figures stated by the client are correct and complete, and may base advice on individual tax matters, as well as regular consultations, including accounting engagements, on these. He is, however, obliged to point out errors to the client.
(2) Tax consulting engagements do not include actions requiring time limits to be kept to, unless the auditor has been specifically engaged for this. In this case the client is to provide the auditor with any documents that are essential for keeping to time limits in good time, in particular tax assessments, so that the auditor has adequate time for preparing his opinion.
(3) For lack of other written agreements regular tax consultation includes the following activities during the contractual period:

a) Preparation of annual tax returns for income tax, corporation tax and trade tax as well as property tax returns based on annual financial statements provided by the client and other charts and records required for taxation.
b) Examination of tax assessments for the taxes stated under a)
c) Negotiations with tax authorities in connection with tax returns and tax assessments stated under a) and b)
d) Involvement in audits and assessment of audit reports in view of the taxes stated under a)
e) Involvement in opposition and appeal proceedings in connection with the taxes stated under a).

During the performance of the above-mentioned tasks the auditor takes essential promulgated laws and administrative views into consideration.

(4) In the case of the auditor receiving a flat fee for the current tax consultation, the services - for lack of other written agreements - stated under section 3 d) and e) are to be billed separately.

(5) Any dealings with specific individual matters of income tax, corporation tax, trade tax, valuation of economic units, net worth tax and other matters of turnover tax, wage tax, other taxes and duties are subject to separate assignments. This also applies to:

a) The processing of one-off tax matters, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) The involvement and representation in legal proceedings in law courts for fiscal and administrative jurisdiction and criminal tax proceedings and
c) Advisory services and submitting expert opinions in connection with re-organization, fusion, capital increase and decrease, re-capitalization, appointment or resignation of a partner, sale of a business, liquidation, etc.

(6) Insofar as preparing the annual turnover tax returns is taken on as an additional service, it does not include the examination of any special accounting requirements or the question as to whether all the applicable turnover tax concessions have been observed. No guarantee is given for complete document acquisition with respect to claiming a turnover tax deduction.

**12. Duty of discretion to third parties, data protection**

(1) The auditor is committed by law to maintain silence about any facts becoming known to him during his assignment by the client - to maintain silence, regardless of whether the client himself, or his business contacts are concerned, unless the client has released him from this professional pledge of secrecy.

(2) The auditor may only hand over reports, certificates and other written statements on the results of his assignment to third parties with the client's permission.

(3) The auditor is entitled to process personal data entrusted to him or have it processed by third parties for the purposes of the client's intended assignment.

**13. Default in acceptance and client's failure to co-operate**

If the client is in default in accepting the performance provided by the auditor or, if the client fails to co-operate as stated in section 3, or otherwise, the auditor has the right to terminate the contract without notice. The auditor is entitled to claim for compensation for the additional expenses resulting from the client's default or failure to co-operate and for the damages caused; this shall also be applicable even if the auditor does not make use of his right of notice.

**14. Remuneration**

(1) The auditor is entitled to reimbursement of his expenses in addition to his fees or honorarium; turnover tax is charged additionally. He may ask for adequate advances on his remuneration and reimbursement of expenses and make the rendering of his services dependent on the full satisfaction of his claims. Several clients are jointly and severally liable.

(2) Offsetting against the auditor's claims for remuneration and the reimbursement of expenses is only acceptable for undisputed or legally ascertained claims.

**15. Retention and surrender of documents**

(1) The auditor shall retain for seven years any documents handed over to him or, drawn up by him in connection with his execution of the assignment, as well as any correspondence in connection with the assignment.

(2) After satisfaction of his claims for the assignment, the auditor, if requested by the client, is to hand over all the documents received from or for the client for his activity relating to the assignment. This, however, does not apply to the correspondence between the auditor and his client, or the documents that the latter already possesses as an original or copy thereof. The auditor may make and keep copies or photocopies of the documents returned to the client.

**16. Jurisdiction**

The assignment, its performance and any claims arising therefrom, are subject exclusively to German Law.

DBH

Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 9708-189
Telefax (0211) 9708-181



DBH AG • Garather Schlossallee 19 • 40595 Düsseldorf

**Securities ID no. 552600**

**Invitation to the Shareholders' Meeting**

We hereby invite our shareholders to attend the company's

**Ordinary General Meeting on**

**19 July 2004, 11.30 a.m.**

at Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf.

1. Director's report
2. Management report
3. Vote on the discharge of the managing board for the 2003 business year
4. Vote on the discharge of the supervisory board for the 2003 business year
5. Appropriation of the net income for the year
6. Election of the auditor for the 2004 business year
7. Resolution on the acquisition of own shares by DBH AG or **HPM Portfolio Management GmbH**
8. Miscellaneous

Under certain circumstances, shareholders may propose items for the agenda, in accordance with § 126 of the German Stock Corporation Act.

Düsseldorf, May 2004

DBH Deutsche Beteiligungs Holding AG
The Managing Board

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

**Bericht**

**über die Prüfung**

**des Jahresabschlusses**
**zum 31.12.2003**
**und**
**des Lageberichts 2003**
**der**

**DBH Deutsche Beteiligungs Holding AG**
**Düsseldorf**

## INHALTSVERZEICHNIS

Anlagen zum Prüfungsbericht

| | |
|---|---|
| Nr. 1 | Bilanz zum 31.12.2003 (Formblatt 1) |
| Nr. 2 | Gewinn- und Verlustrechnung für die Zeit vom 01.01. bis 31.12.2003 (Formblatt 3) |
| Nr. 3 | Anhang für das Geschäftsjahr 2003 (incl. Anlagenentwicklung) |
| Nr. 4 | Lagebericht für das Geschäftsjahr 2003 |
| Nr. 5 | Bestätigungsvermerk |
| Nr. 6 | Datenübersicht zu § 68 PrüfbV |
| Nr. 7 | Erläuterungsteil |
| Nr. 8 | Vollständigkeitserklärung |
| Nr. 9 | Allgemeine Auftragsbedingungen |

## Allgemeiner Teil

### A. Prüfungsauftrag

Wir, die Dr. Glade, König und Partner GmbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Hamtorwall 52, 41460 Neuss, wurden vom Vorstand der

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (kurz DBH)

beauftragt, den Jahresabschluss für das Geschäftsjahr 2003 zu prüfen und darüber Bericht zu erstatten. Hierbei handelt es sich um eine gesetzliche Abschlussprüfung nach § 340 Abs. 4 HGB in Verbindung mit § 340a Abs. 1 HGB. Die Gesellschaft ist als Finanzholding-Gesellschaft (§ 1 Abs. 3a KWG) wie eine große Kapitalgesellschaft zu behandeln. Die Prüfung wurde nach berufsüblichen Grundsätzen unter Beachtung der besonderen Vorschriften nach der Verordnung über die Prüfung der Jahresabschlüsse und Zwischenabschlüsse der Kreditinstitute und Finanzdienstleistungsinstitute und über die Prüfung nach § 12 Abs. 1 Satz 3 des Gesetzes über Kapitalanlagegesellschaften sowie darüber zu erstellende Berichte (Prüfberichtsverordnung – PrüfbV) erstellt.

Über Art und Umfang sowie das Ergebnis unserer Prüfung des Jahresabschlusses zum 31.12.2003 erstatten wir den nachfolgenden Bericht, der nach den Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (IDW PS 450) unter Beachtung der Besonderheiten für Finanzdienstleistungsunternehmen (PS 520, Anhang 1) erstellt wurde.

Für die Durchführung unseres Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer in der Fassung vom 01.01.2002 maßgebend.

## B. Grundsätzliche Feststellungen

### I. Stellungnahme zur Lagebeurteilung durch den Vorstand

Die Darstellung der Lage des Unternehmens im Jahresabschluss und im Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2003 durch den Vorstand ist konsistent und für uns nachvollziehbar. Der Jahresabschluss und der Lagebericht sind unter der Annahme der Fortführung der Gesellschaft aufgestellt worden. Hinweise dafür, dass die Gesellschaft nicht fortgeführt wird, haben wir im Rahmen unserer Prüfung nicht erhalten.

Der Jahresabschluss für das Geschäftsjahr 2003 endet mit einer Bilanzsumme von € 7.423.228,43. Er weist ein Eigenkapital von € 5.996.191,44 und übereinstimmend mit der Gewinn- und Verlustrechnung einen Bilanzgewinn von € 853.236,79 aus. Der Jahresüberschuss 2003 beträgt € 814.681,17.

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a KWG. Sie hält im Wesentlichen eine 100% Beteiligung an einem Finanzdienstleistungsinstitut (HPM Portfolio Management GmbH, kurz HPM), mit dem ein Ergebnisabführungsvertrag besteht. Die Ergebnisabführung beträgt für 2003 € 1.720.680,99 und hat sich im Vorjahresvergleich um 56,2% verringert. Daneben bestehen noch weitere Beteiligungen an Nichtinstituten.

Der Lagebericht ist klar und verständlich, er vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der wirtschaftlichen Lage der Gesellschaft. Die im Lagebericht durch die gesetzlichen Vertreter vorgenommenen Beurteilungen und Darstellungen halten wir für sachgerecht. Auf die Risiken der zukünftigen Entwicklung wird angemessen eingegangen.

### II. Wichtige Veränderungen bei den rechtlichen und wirtschaftlichen Verhältnissen

Die Gesellschaft hat die Beteiligung an der Vision@Technologie AG (kurz Vision) auf 95% aufgestockt. Die Hauptversammlung der Vision hat am 05.08.2003 die Abwicklung der Gesellschaft beschlossen.

Das Eigenkapital der Tochtergesellschaft HPM wurde durch eine Stammkapitalerhöhung um € 1.250.000 auf € 2.000.000,00 erhöht.

Für das Geschäftsjahr 2002 wurde erstmals eine Dividende von 130% des Grundkapitals ausgeschüttet.

## III. Zusammenfassendes Prüfungsergebnis

Die Gesellschaft ist als Finanzholding-Gesellschaft wie eine große Kapitalgesellschaft im Sinne der handelsrechtlichen Vorschriften zu behandeln (§ 240 ff HGB). Der Jahresabschluss zum 31.12.2003 wurde nach den gesetzlichen Vorschriften und den ergänzenden Vorschriften der Satzung aufgestellt.

Die Vermögens- und Schuldposten sind ordnungsgemäß nachgewiesen.

Die für Kapitalgesellschaften geltenden handelsrechtlichen Bewertungsvorschriften wurden unter Berücksichtigung der Fortführung der Unternehmenstätigkeit beachtet. Allen am Bilanzstichtag bestehenden Risiken, soweit sie bis zur Aufstellung des Jahresabschlusses erkennbar waren, ist durch Bildung ausreichender Rückstellungen und Wertberichtigungen Rechnung getragen. Die auf den vorhergehenden Jahresabschluss angewandten Bewertungsmethoden wurden beibehalten. Die Bilanzierungs- und Bewertungsmethoden sind im Anhang angegeben.

Die Gliederungsvorschriften des HGB und der RechKredV wurden im Geschäftsjahr befolgt.

Der Jahresabschluss vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage. Anhang und Lagebericht enthalten die vorgeschriebenen Angaben zu den einzelnen Posten des Jahresabschlusses und geben die sonstigen Pflichtangaben richtig und vollständig wieder.

Die Organisation des Rechnungswesens sowie der an externe Dienstleister ausgelagerten Dienstleistungen entspricht den Erfordernissen des Geschäftsbetriebes. Verpflichtungen nach dem Geldwäschegesetz wurden beachtet. Eine Innenrevision ist aufgrund der Betriebsgröße nicht eingerichtet, die internen Kontrollmaßnahmen sind auf die Größe des Unternehmens abgestellt.

Tatsachen, die den Bestand der Gesellschaft gefährden oder seine Entwicklung wesentlich beeinträchtigen könnten, haben wir nicht festgestellt. Wesentliche Verstöße des Vorstands gegen Gesetz und Satzung sind uns nicht bekannt.

Der Vorstand hat uns bereitwillig alle Aufklärungen und Nachweise erteilt und deren Vollständigkeit sowie die Vollständigkeit von Buchführung und Jahresabschluss bestätigt.

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung sind unter Beachtung des Wesentlichkeitsgrundsatzes gegen die Buchführung und den Jahresabschluss keine Einwendungen zu erheben. Ertrags-, Finanz- und Vermögenslage sind gut geordnet. Nachteilige Veränderungen der Vermögens-, Finanz- und Ertragslage gegenüber dem Vorjahr sowie wesentliche Beeinträchtigungen nach dem Bilanzstichtag sind uns nicht bekannt geworden.

Wir haben der DBH deswegen für den Jahresabschluss auf den 31.12.2003 und dem Lagebericht für das Geschäftsjahr 2003 einen uneingeschränkten Bestätigungsvermerk erteilt.

## C. Gegenstand, Art und Umfang der Prüfung

Gegenstand unserer Abschlussprüfung war die Buchführung des Geschäftsjahres vom 01.01. bis 31.12.2003, der Jahresabschluss zum 31.12.2003 und der Lagebericht 2003. Der Vorstand trägt für den Jahresabschluss, den Lagebericht und die uns gemachten Angaben die Verantwortung. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen einer pflichtgemäßen Prüfung zu beurteilen. Der von uns geprüfte Jahresabschluss und der Lagebericht sind diesem Bericht als Anlage Nr. 1 bis 4 beigefügt.

Ausgangsgrundlage unserer Prüfung war der von uns geprüfte und am 12.05.2003 mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluss zum 31.12.2002 und der Lagebericht 2002.

Die Prüfung des Jahresabschlusses erstreckte sich auf die Prüfung der Ordnungsmäßigkeit der Buchführung, des Jahresabschlusses mit seinen Bestandteilen Bilanz, Gewinn- und Verlustrechnung und Anhang, des Lageberichts sowie der Einhaltung der aufsichtsrechtlichen Vorgaben für Finanzholding-Gesellschaften. Insbesondere der Bestandsnachweis, die Bewertung und der Ausweis des Vermögens und der Schulden nach handelsrechtlichen Grundsätzen waren Gegenstand unserer Prüfung. Eine Unterschlagungsprüfung war berufsüblich nicht Gegenstand unseres Auftrags. Anhaltspunkte für Unredlichkeiten haben sich im Verlauf unserer Prüfung nicht ergeben.

Die Prüfung der Einhaltung gesetzlicher Vorschriften neben den aufsichtsrechtlichen Vorgaben gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich hieraus üblicherweise Rückwirkungen auf den Jahresabschluss oder den Lagebericht ergeben. Die Prüfung des Umfangs und der Angemessenheit des Versicherungsschutzes war nicht Gegenstand unseres Auftrags.

Im Rahmen der Jahresabschlussprüfung haben wir uns Informationen über die Geschäftstätigkeit und das wirtschaftliche Umfeld sowie die Kontrollstruktur der Gesellschaft beschafft. Wir haben die Richtigkeit der Einzelaussagen innerhalb des Jahresabschlusses im Hinblick auf Vollständigkeit, Vorhandensein, Genauigkeit der Erfassung, Abgrenzung in zeitlicher und sachlicher Hinsicht, Bewertung und Ausweis geprüft. Den Prüfungsumfang haben wir entsprechend den organisatorischen und wirtschaftlichen Gegebenheiten der zu prüfenden Gesellschaft, der Bedeutung des einzelnen Prüfungsgegenstands, der Wahrscheinlichkeit von Fehlern oder Verstößen gegen die Rechnungslegungs- und aufsichtsrechtlichen Vorschriften sowie der Gewinnung von Prüfungsfeststellungen in zeitgerechter und wirtschaftlicher Weise festgelegt. Art, Umfang und Ergebnis unserer Prüfungshandlungen sind im Einzelnen in unseren Arbeitsunterlagen festgehalten. Wesentliche Prüfungshandlungen und deren Ergebnisse werden darüber hinaus im besonderen Teil dieses Prüfungsberichts dargestellt.

Den Auftrag haben wir mit Unterbrechungen in der Zeit vom 25.03. bis 04.05.2004 in den Geschäftsräumen der Muttergesellschaft mit anschließender Berichterstellung in unseren Geschäftsräumen in Neuss durchgeführt.

Wir haben die Abschlussprüfung aufgeteilt in eine
Vorprüfung vom 25.03. bis 30.03.2004 und eine
Hauptprüfung vom 27.04. bis 04.05.2004

An der Durchführung des Auftrags haben teilgenommen:
Dr. Hans-Joachim Glade, WP/StB
Dipl.-Kfm. Larsen W. Lüngen, StB

Auskünfte erteilten uns:
Der Vorstand (Herr Henry Littig),
der Leiter Finanz- und Rechnungswesen (Herr Andreas Göbels) und
die Sachbearbeiter.

Alle von uns erbetenen, nach unserem pflichtgemäßen Ermessen zur ordnungsmäßigen Durchführung der Prüfung benötigten Auskünfte, Aufklärungen und Nachweise wurden bereitwillig vom Vorstand und den Angestellten der Gesellschaft erbracht. Der Vorstand hat uns durch Unterzeichnung einer Vollständigkeitserklärung und einem Modul für Kredit- und Finanzdienstleistungsinstitute (Anlage 11) versichert, dass er uns die Aufklärungen und Nachweise vollständig und nach bestem Wissen und Gewissen gegeben hat. Insbesondere hat er uns gegenüber erklärt, dass alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse und Abgrenzungen berücksichtigt, sämtliche Aufwendungen und Erträge enthalten, alle erforderlichen Angaben gemacht und uns alle bestehenden Haftungsverhältnisse bekanntgegeben worden sind.

In der Erklärung wird auch versichert, dass der Lagebericht hinsichtlich erwarteter Entwicklung alle für die Beurteilung der Lage der Gesellschaft wesentlichen Gesichtspunkte sowie die nach § 289 HGB erforderlichen Angaben enthält. Vorgänge von besonderer Bedeutung nach dem Schluss des Geschäftsjahres haben sich nach dieser Erklärung nicht ergeben und sind uns bei unserer Prüfung nicht bekannt geworden.

Am 29.04.2004 fand eine Schlussbesprechung mit der Geschäftsführung der Gesellschaft statt, in der das Prüfungsergebnis erörtert und begründet wurde.

Wir haben bei unserer Prüfung nach Risikoursachen, innerbetrieblichen Möglichkeiten zur Risikobeseitigung oder -minderung und den prüferischen Möglichkeiten der Fehleraufdeckung unterschieden. Unsere Prüfungshandlungen umfassen in angemessenem Umfang Prüfungen der auf den Jahresabschluss und den Lagebericht bezogenen Bereiche des internen Kontrollsystems, insbesondere hinsichtlich wesentlicher Änderungen im Vergleich zum Vorjahr, sowie Detailprüfungen von Geschäftsvorfällen und Beständen des Jahresabschlusses. Bei umfangreichen Prüfungsgegenständen haben wir Stichproben nach bewusster Auswahl gezogen.

Sämtliche Angaben im Lagebericht wurden in unsere Prüfung einbezogen und Prognose-Angaben auf Plausibilität geprüft. Wir haben eine Gesamtwürdigung des mit dem Lagebericht vermittelten Bildes der Lage der Gesellschaft und seiner Entwicklung vorgenommen.

Der Prüfung lag eine Planung der Prüfungsschwerpunkte unter Berücksichtigung unserer vorläufigen Lageeinschätzung der Gesellschaft und eine Einschätzung der Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems (IKS) zugrunde. Die Einschätzung basierte insbesondere auf Erkenntnissen über die rechtlichen und wirtschaftlichen Rahmenbedingungen. Branchenrisiken, Unternehmensstrategie und die daraus resultierenden Geschäftsrisiken sind aus der Prüfung des Vorjahresabschlusses, aus Gesprächen mit der Geschäftsführung, dem Aufsichtsrat sowie aus Branchenberichten und der einschlägigen Fachpresse bekannt.

Aus den bei der Prüfungsplanung festgestellten Risikobereichen ergaben sich folgende Prüfungsschwerpunkte:

- Entwicklung und Veränderung im Eigenkapital
- Werthaltigkeit der Finanzanlagen
- Bilanzierung und Bewertung der Rückstellungen

- Abgrenzung und Ausweis von Aufwendungen und Erträgen
- Zusammenarbeit mit der Tochtergesellschaft HPM
- Organisation des Abgabewesens

Bei unserer Prüfung haben wir folgende Unterlagen und Untersuchungen Dritter verwendet:

- Saldenbestätigungen sämtlicher Kreditinstitute mit Bankverbindung
- Nach versicherungsmathematischen Grundsätzen erstelltes Pensionsgutachten der RINKE TREUHAND GmbH, Wirtschaftsprüfungsgesellschaft vom 24.03.2004
- Kontoauszug des Finanzamts Düsseldorf-Süd vom 15.03.2004 für Lohnsteuer, Umsatzsteuer, Körperschaftsteuer und Nebenleistungen 2002-März 2004

Zusätzlich zu diesem Prüfungsbericht haben wir über den Konzernabschluss zum 31.12.2003 Bericht erstattet.

## D. Feststellungen und Erläuterungen zur Rechnungslegung

### I. Buchführung und Rechnungswesen

Die Geschäftsvorfälle der Gesellschaft werden in der Finanzbuchhaltung über eine EDV-Anlage vom Typ Sage KHK erfasst und verarbeitet. Wertpapiertransaktionen werden über das Handelssystem Bloomberg für Pershing Inc. durchgeführt. Neben den Sachkonten bestehen Personenkonten für Debitoren und Kreditoren. Die Anlagenbuchhaltung sowie die Lohn- und Gehaltsabrechnung werden ebenfalls über ein EDV-Programm abgewickelt.

Die Organisation der Buchführung und das rechnungslegungsbezogene interne Kontrollsystem ermöglichen die vollständige, richtige, zeitgerechte und geordnete Erfassung und Buchung der Geschäftsvorfälle. Der Kontenplan ist hinreichend gegliedert und entspricht den betrieblichen Erfordernissen der Gesellschaft. Die Bücher der Gesellschaft sind ordnungsgemäß geführt, die Buchungen sind ordnungsgemäß belegt, die Belege sind ausreichend erläutert und übersichtlich abgelegt. Alle Geschäftsvorfälle werden vollständig, fortlaufend und weitgehend zeitgerecht erfasst. Alle erbetenen Bestandsnachweise und weiteren Unterlagen konnten vorgelegt werden.

Die Bilanz zum 31.12.2002 ist ordnungsgemäß in den Büchern der Gesellschaft vorgetragen, der Bilanzzusammenhang gemäß § 252 Abs. 1 Nr. 1 HGB ist somit gewahrt.

Die Buchführung entspricht nach unseren Feststellungen den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung und den ergänzenden Bestimmungen der Satzung. Die aus den weiteren geprüften Unterlagen entnommenen Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluss sowie Lagebericht.

## II. Jahresabschluss

### a. Ordnungsmäßigkeit und Gesamtaussage

Der uns zur Prüfung vorgelegte Jahresabschluss zum 31.12.2003 ließ sich ordnungsgemäß aus den Büchern und den sonstigen Aufzeichnungen der Gesellschaft ableiten und entwickeln. Die Vermögensgegenstände und Schulden sind in Übereinstimmung mit den gesetzlichen Vorschriften nach dem Grundsatz der Unternehmensfortführung angesetzt und bewertet. Es wurden die im Folgenden dargestellten Ansatz-, Ausweis- und Bewertungsvorschriften, insbesondere der Stetigkeitsgrundsatz nach § 252 Abs. 1 Nr. 6 HGB, beachtet.

Der Jahresabschluss wurde unter Beachtung der §§ 242 ff. und 264 ff. HGB sowie der ergänzenden Vorschriften für Finanzdienstleistungsinstitute aufgestellt. Die Bilanz wurde nach Formblatt 1, die Gewinn- und Verlustrechnung nach Formblatt 3 der RechKredV gegliedert.

Die Finanzanlagen sind mit ihren Anschaffungskosten abzüglich angemessener außerplanmäßiger Abschreibungen entsprechend ihrem wirtschaftlichen Wert angesetzt. Die Entwicklung des Sachanlagevermögens wird im Anlagenspiegel dargestellt.

Forderungen und sonstige Vermögensgegenstände sind zu Anschaffungskosten, liquide Mittel zum Nennwert angesetzt. Risiken bei Forderungen sind durch ausreichende Einzel- oder Pauschalwertberichtigungen berücksichtigt. Fremdwährungsforderungen sind zum Kurs ihrer Begründung oder dem niedrigeren Kurs am Bilanzstichtag angesetzt.

Die Rückstellungen sind mit dem Betrag angesetzt, der nach vernünftiger kaufmännischer Beurteilung notwendig ist. Soweit dies zum Zeitpunkt unserer Prüfung beurteilt werden konnte, berücksichtigen sie angemessen alle erkennbaren ungewissen Verpflichtungen und Risiken.

Verbindlichkeiten sind zum Rückzahlungsbetrag, Rentenschulden mit ihrem Barwert, Fremdwährungsverbindlichkeiten zum Kurs ihrer Begründung oder zum höheren Kurs am Bilanzstichtag angesetzt.

In der Gewinn- und Verlustrechnung sind die Aufwendungen und Erträge vollständig erfasst, periodengerecht abgegrenzt und zutreffend gegliedert. Im Berichtsjahr fielen keine außerordentlichen Aufwendungen und Erträge an.

Der Anhang enthält hinsichtlich Ausweis, Gliederung und Bewertung der einzelnen Posten der Bilanz und der Gewinn- und Verlustrechnung die erforderlichen Angaben und Aufgliederungen. Die sonstigen Pflichtangaben entsprechen den gesetzlichen Anforderungen. Für die Berichterstattung im Anhang wurde kein Gebrauch von den Schutzklauseln nach § 286 HGB und § 160 Abs. 2 AktG gemacht, mit der Ausnahme des § 286 Abs. 4 HGB (Vorstandsbezüge). Besondere Umstände, die dazu führen, dass der Jahresabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft nicht vermittelt und die nach § 264 Abs. 2 Satz 2 HGB angabepflichtig sind, bestehen nicht.

Der Jahresabschluss vermittelt in seiner Gesamtaussage, wie sie sich aus dem Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang ergibt, unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Für unsere Beurteilung im Einzelnen nehmen wir Bezug auf unsere im besonderen Teil gemachten Ausführungen dieses Prüfungsberichts.

**b. Geschäftliche Entwicklung (§ 13 PrüfbV)**

Die geschäftliche Entwicklung hängt überwiegend von der Tochtergesellschaft HPM ab. Das Ergebnis der HPM (T€ 1.721) hat sich um rd. 56,2% verschlechtert. Daneben waren Abschreibungen auf die Beteiligungen an der Vision@Technologie AG (T€ 96) sowie die Rückstellung für ein Dritthaftungsrisiko von T€ 294 erforderlich. Die Verwaltungsaufwendungen mit T€ 46 haben sich im Vergleich zum Vorjahr nicht verändert.

**c. Vermögenslage (§ 14 PrüfbV)**

Nachfolgend erläutern wir den Vermögens- und Kapitalaufbau der Gesellschaft zum 31.12.2003 im Vergleich zum Vorjahr. Sachlich zusammengehörende Bilanzposten werden zusammengefasst:

| | 31.12.2003 | | 31.12.2002 | | Veränderung | |
|---|---|---|---|---|---|---|
| | T€ | % | T€ | % | T€ | % |
| Forderungen an Kreditinstitute | 263 | 3,5 | 452 | 5,9 | -189 | -41,8 |
| Aktien und andere Wertpapiere | 2.750 | 37,0 | 1.000 | 13,0 | 1.750 | 175,0 |
| Beteiligungen und Anteile an verbundenen Unternehmen | 2.984 | 40,2 | 1.734 | 22,6 | 1.250 | 72,1 |
| Forderungen an verbundene Unternehmen | 1.122 | 15,2 | 4.059 | 53,0 | -2.937 | -72,4 |
| Sonstige Vermögensgegenstände | 304 | 4,1 | 421 | 5,5 | -117 | -27,8 |
| insgesamt | 7.423 | 100,0 | 7.666 | 100,0 | -243 | -3,2 |
| | | | | | | |
| Verbindlichkeiten, kurzfristig | 9 | 0,1 | 15 | 0,2 | -6 | -40,0 |
| langfristige Rückstellungen | 6 | 0,1 | 5 | 0,1 | 1 | 20,0 |
| kurzfristige Rückstellungen | 1.412 | 19,0 | 936 | 12,2 | 476 | 50,9 |
| Eigenkapital | 5.996 | 80,8 | 6.710 | 87,5 | -714 | -10,6 |
| insgesamt | 7.423 | 100,0 | 7.666 | 100,0 | -243 | -3,2 |

**d. Finanz- und Liquiditätslage (§ 26 PrüfbV)**

- Liquiditätsstatus -

| | 31.12.2003 | | 31.12.2002 | |
|---|---|---|---|---|
| | T€ | % | T€ | % |
| Bei kurzfristigen Schulden (Sonstige Verbindlichkeiten, kurzfr. Rückstellungen) von | -1.421 | -100,0 | -951 | -100,0 |
| und liquiden Mitteln I. Ordnung (Kassenbestand, Bankguthaben, Wertpapierdepots, ausstehende Einlage) von | 3.013 | 212,1 | 1.452 | 152,6 |
| besteht eine Überdeckung von | 1.592 | 112,1 | 501 | 52,6 |
| Bei Einbeziehung der liquiden Mittel II. Ordnung (Forderungen ohne verbundene Unternehmen) von | 304 | 21,4 | 421 | 44,3 |
| besteht eine Überdeckung von | 1.896 | 133,5 | 922 | 96,9 |

Verbesserung der Liquidität: T€ 974

Zur weiteren Erläuterung der Finanzlage wurden die Abschlusszahlen in Form einer Kapitalflussrechnung zusammengestellt. Dabei wurden die gleichen Zusammenfassungen wie bei der Darstellung der Vermögenslage vorgenommen.

| | T€ |
|---|---|
| Jahresüberschuss | 815 |
| Abschreibungen auf Finanzanlagen | 96 |
| Zunahme Pensionsrückstellungen | 1 |
| Cash-Flow | 912 |
| Zunahme Aktiva | 0 |
| Abnahme Aktiva | 117 |
| Abnahme Forderung HPM | 2.937 |
| Zunahme Passiva | 476 |
| Abnahme Passiva | -6 |
| Mittelzufluss aus laufender Geschäftstätigkeit | 4.436 |
| Investitionen in | |
| Aktien und andere Wertpapiere | -1.750 |
| Anteile an verbundenen Unternehmen | |
| - HPM GmbH | -1.250 |
| - Vision@Technologie AG | -96 |
| Mittelabfluss aus Investitionstätigkeit | -3.096 |
| Dividende 2002 | -1.529 |
| Mittelabfluss aus Finanzierungstätigkeit | -1.529 |
| Veränderung des Finanzmittelfonds | -189 |
| Finanzmittelfonds 01.01.2003 | 452 |
| Finanzmittelfonds 31.12.2003 | 263 |

**e. Ertragslage (§ 15 PrüfbV)**

| | 2003 | | 2002 | | Veränderung | |
|---|---|---|---|---|---|---|
| | T€ | % | T€ | % | T€ | % |
| Ertrag aus der Gewinnabführung HPM GmbH | 1.721 | 99,0 | 3.930 | 99,5 | -2.209 | -56,2 |
| Sonstige Erträge | 17 | 1,0 | 18 | 0,5 | -1 | -5,6 |
| Gesamtleistung | 1.738 | 100,0 | 3.948 | 100,0 | -2.210 | -56,0 |
| Personalaufwand | 17 | 1,0 | 20 | 0,5 | -3 | -15,0 |
| Verwaltungsaufwand | 75 | 4,3 | 92 | 2,3 | -17 | -18,5 |
| Betrieblicher Aufwand | 92 | 5,3 | 112 | 2,8 | -20 | -17,9 |
| Betriebsergebnis | 1.646 | 94,7 | 3.836 | 97,2 | -2.190 | -57,1 |
| Neutrales Ergebnis | -390 | -22,4 | -639 | -16,2 | 249 | 39,0 |
| Ergebnis vor Steuern | 1.256 | 72,3 | 3.197 | 81,0 | -1.941 | -60,7 |
| Steuern | -441 | -25,4 | -1.549 | -39,2 | 1.108 | -71,5 |
| Jahresüberschuss | 815 | 46,9 | 1.648 | 41,8 | -833 | -50,5 |
| Vision@Technologie AG: | | | | | | |
| Rückstellung Dritthaftung | -294 | 75,4 | 0 | 0,0 | -294 | |
| Abschreibungen | -96 | 24,6 | -639 | 100,0 | 543 | |
| Gesamtleistung | -390 | 100,0 | -639 | 100,0 | 249 | |

Der Ertrag aus der Gewinnabführung HPM GmbH lag mit T€ 1.721 um T€ 2.209 oder 56,2% unter dem Vorjahreswert. Das Provisionsergebnis der HPM GmbH lag um T€ 2.473 und das Handelsergebnis um T€ 885 unter dem Vorjahr. Der Ertragsrückgang konnte nicht durch entsprechende Kosteneinsparungen ausgeglichen werden, so dass das Ergebnis 2003 der HPM GmbH deutlich unter dem Vorjahresergebnis lag. Dementsprechend ging das Betriebsergebnis der Berichtsgesellschaft um 57,1% auf T€ 1.646 zurück. Nach aperiodischen Aufwendungen für die Vision@Technologie AG und Ertragsteuern wurde ein Jahresüberschuss von T€ 815 erwirtschaftet, das entspricht etwa der Hälfte des Vorjahresüberschusses.

**III. Lagebericht**

Den vom Vorstand aufgestellten Lagebericht haben wir geprüft. Er steht im Einklang mit dem Jahresabschluss und den bei unserer Prüfung gewonnenen Erkenntnissen und ist als Anlage diesem Bericht beigefügt. Der Lagebericht vermittelt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft.

Der Lagebericht enthält alle gesetzlich vorgeschriebenen Angaben und gibt ein den tatsächlichen Verhältnissen entsprechendes Bild über die voraussichtliche Entwicklung. Die wesentlichen Risiken der künftigen Entwicklung sind zutreffend dargestellt. Vorgänge von besonderer Bedeutung nach dem Bilanzstichtag haben sich nach unserer Kenntnis nicht ereignet.

## E. Aufsichtsrechtliche Anforderungen

Für die DBH als Finanzholding-Gesellschaft gelten die aufsichtsrechtlichen Anforderungen an die HPM GmbH entsprechend; wir verweisen auf unseren Prüfungsbericht zum 31.12.2003 der HPM Portfolio Management GmbH (Banknummer: 5504794). Nachfolgende Ausführungen beschränken sich auf die darüber hinausgehenden Anforderungen an die DBH.

### I. Rechtliche, wirtschaftliche und organisatorische Grundlagen (§ 5 Abs. 1 PrüfbV)

Vorjahresabschluss/Hauptversammlungsbeschlüsse

Der Aufsichtsrat hat in seiner Sitzung vom 17.06.2003 den mit uneingeschränktem Bestätigungsvermerk versehenen Jahresabschluss zum 31.12.2002 und den Lagebericht 2002 festgestellt. Die Hauptversammlung vom 05.08.2003 hat beschlossen, aus dem Bilanzgewinn von € 3.067.318,35 130% des Grundkapitals, entsprechend € 1.528.762,73, auszuschütten, € 1.500.000,00 in die Gewinnrücklage einzustellen, und den Restbetrag von € 38.555,62 auf neue Rechnung vorzutragen. Daneben wurde beschlossen, das Grundkapital auf Euro umzustellen und auf € 1.380.000,00 zu erhöhen. Dem Vorstand wurde Entlastung erteilt und zum Abschlussprüfer wurde die Dr. Glade, König und Partner GmbH gewählt.

Alle Hauptversammlungsbeschlüsse wurden umgesetzt. Der Bilanzgewinn wurde wie beschlossen verwendet und uns der Auftrag zur Pflichtprüfung für das Geschäftsjahr 2003 am 12.12.2003 erteilt. Ferner wurden alle Bilanzvorträge per 31.12.2002 zum 01.01.2003 ordnungsgemäß übernommen, so dass die Bilanzkontinuität gemäß § 252 I Nr. 1 HGB gewahrt ist.

Zu Nr. 1:

Die DBH betreibt ihr Geschäft in der Rechtsform einer Aktiengesellschaft. Die Gesellschaft wurde durch die derzeit gültige Satzung vom 09.07.1998 gegründet (Notar Dr. Stefan Zimmermann, Köln UR-Nr. Z 2286/1998). Im Handelsregister (Amtsgericht Düsseldorf, HRB 36342) der Gesellschaft befinden sich zum Prüfungszeitpunkt u.a. nachfolgende Eintragungen (letzter Auszug vom 23.01.2004):

| | |
|---|---|
| Firma: | DBH Deutsche Beteiligungs Holding AG |
| Rechtsform: | Aktiengesellschaft |
| Sitz: | Düsseldorf |
| Gründung: | 9. Juli 1998<br>vor Notar Dr. Stefan Zimmermann, Köln<br>(UR-Nr. Z 2286 für 1998) |
| Handelsregister: | Amtsgericht Düsseldorf<br>HR B 36342<br>Die Gründung wurde am 21. August 1998 eingetragen. |

Gegenstand des Unternehmens:

Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte, insbesondere die Übernahme des Bestand und Betriebes der HERMES Portfolio Management GmbH (jetzt HPM Portfolio Management GmbH) in Düsseldorf-Garath.

Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehende Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten.

Satzung:

Ursprüngliche Fassung vom 9. Juli 1998
(Notar Dr. Stefan Zimmermann, Köln,
UR-Nr. Z 2286/1998), neu gefasst am 22.03.2000
(Notar Dr. Stefan Zimmermann, Köln,
UR-Nr. Z 974/2000)
und geändert durch Aufsichtsratsbeschluss vom 14.06.2000 und Hauptversammlungsbeschluss vom 05.08.2003.

Vorstand:

Henry Littig, Erkrath (Alleinvorstand)

Grundkapital:

Das Grundkapital beträgt € 1.380.000,00 (Vj. € 1.175.971,33) und ist aufgeteilt in 460.000 Inhaberaktien im Nennwert von € 3,00 (Vj. € 2,56).

Die Gesellschaft wurde am 9. Juli 1998 mit einem Grundkapital von DM 100.000,00 gegründet. Es war eingeteilt in 20.000 auf den Inhaber lautende Aktien von je DM 5,00 (€ 2,56). Die Ausgabe der Aktien erfolgte zum Nennbetrag. Das Grundkapital wurde am 16. Juli 1998 eingezahlt.

Am 13. Oktober 1998 hat die außerordentliche Hauptversammlung eine Erhöhung des Grundkapitals um DM 1.525.000,00 auf DM 1.625.000,00 durch Ausgabe von 305.000 Stück Inhaberaktien im Nennwert von je DM 5,00 (€ 2,56) beschlossen. Die Kapitalerhöhung erfolgte als Sacheinlage durch Einbringung des 100%-igen Geschäftsanteils an der HERMES Portfolio Management GmbH (HPM) im Nennwert von DM 50.000,00. Die Werthaltigkeit der Sacheinlage ist durch das Bewertungsgutachten der Wirtschaftsprüfungsgesellschaft Dr. Glade, König und Partner GmbH, Neuss, vom 6. August 1998 nachgewiesen. Der Beschluss der Hauptversammlung und die Durchführung der Kapitalerhöhung wurde am 9. November 1998 in das Handelsregister eingetragen.

Am 21. Januar 1999 wurde die Erhöhung des Grundkapitals um DM 375.000,00 auf DM 2.000.000,00 beschlossen. Die 75.000 Inhaberaktien im Nennwert von je DM 5,00 (€ 2,56) wurden in bar ausgegeben.

Am 22. März 2000 wurde der Vorstand ermächtigt, eine weitere Kapitalerhöhung um DM 1.000.000,00 auf DM 3.000.000,00 durch Ausgabe neuer Inhaberaktien im Nennbetrag von je DM 5,00 (€ 2,56) bis spätestens 31.12.2001 durchzuführen.

Gemäß der ihm in § 3 Abs. 5 der Satzung erteilten Ermächtigung hat der Vorstand – mit Zustimmung des Aufsichtsrats – am 14.06.2000 beschlossen, das Grundkapital um DM 300.000,00 auf DM 2.300.000,00 zu erhöhen. Durch Beschluss des Aufsichtsrats ist die Satzung in § 3 (Grundkapital, Aktien) entsprechend geändert worden. Die Kapitalerhöhung wurde durchgeführt.

Am 05.08.2003 hat die Hauptversammlung die Euroumstellung des Grundkapitals in Verbindung mit einer Kapitalerhöhung beschlossen. Das Grundkapital der Gesellschaft wurde von DM 2.300.000,00 um DM 399.045,40 auf DM 2.699.045,40 erhöht durch Umwandlung eines Teil der Kapitalrücklage, das entspricht € 1.380.000,00. Die Kapitalerhöhung wurde durch Erhöhung der Aktiennennbeträge ausgeführt. Der Nennbetrag einer Aktie zu DM 5,00 wird erhöht um DM 0,86749 auf DM 5,86749. Nach der Umstellung auf Euro beträgt der Nennbetrag € 3,00.

Aktionäre:

| | | Grundkapital | |
|---|---|---|---|
| Henry Littig, Hahn | € | 855.000,00 | ( 61,96%) |
| | (Vj. € | 728.590,93) | |
| The Bank of New York als Depositär der ADR's | € | 525.000,00 | ( 38,04%) |
| | (Vj. € | 447.380,40) | |
| insgesamt | € | 1.380.000,00 | (100,00%) |
| | (Vj. € | 1.175.971,33) | |

Kapitalrücklage (ergänzend):

Durch Ausgabe von ADR's durch die „The Bank of New York" wurden Agios in die Kapitalrücklage eingestellt sowie durch die Euroumstellung aufgelöst. Sie ermitteln sich wie folgt:

| | € | DM |
|---|---|---|
| Kapitalerhöhung 1999: (DM 3.000.000,00 ./. DM 375.000,00) | 1.342.141,19 | (2.625.000,00) |
| Kapitalerhöhung 2000: (DM 3.000.000,00 ./. DM 375.000,00) | 1.124.842,13 | (2.200.000,00) |
| | 2.466.983,32 | (4.825.000,00) |
| Umwandlung in Grundkapital im Rahmen der Euroumstellung 2003 | -204.028,67 | |
| Kapitalrücklage 31.12.2003 | 2.262.954,65 | |

Zu Nr. 2:

Änderungen der Kapitalverhältnisse sind unter Nr. 1 dargestellt.

Zu Nr. 3 und 4:

Die Geschäftsleitung i.S. von § 1 Abs. 2 KWG der Gesellschaft ist der Vorstand (s. zu Nr. 1). Der Aufsichtsrat der Gesellschaft setzte sich zum 31.12.2003 wie folgt zusammen:

Daniel Hoenings, Vertriebsleiter HPM, Düsseldorf
(Vorsitzender)

Dr. Ingrid Siegmund-Rux, Vertriebsmitarbeiterin, Erftstadt
(Stellvertreter)

Günther Trautmann, Steuerberater, Neuss.

Der Aufsichtsrat erfüllt bei größeren Entscheidungen die Kontrollfunktion.

Zu Nr. 6:

Die Gesellschaft tätigte im Geschäftsjahr keine Finanzdienstleistungen, sondern hält lediglich eine 100%-Beteiligung an dem Finanzdienstleistungsinstitut HPM.

Zu Nr. 7:

Die Tochtergesellschaft HPM ist berechtigt, ihre Finanzdienstleistungen zu erbringen. Entgegenstehende erlaubnisrechtliche Tatsachen sind zum Prüfungszeitpunkt nicht erkennbar.

Zu Nr. 8:

Die DBH ist am 31.12.2003 zu 100% an der HPM beteiligt. Seit 1998 besteht ein Organschaftsverhältnis, das die Voraussetzungen für eine steuerliche Organschaft erfüllt. Das Stammkapital der HPM beträgt € 2.000.000,00 (Vj. € 750.000,00).

Zum 31.12.2003 bestand an der Vision@Technologie AG, Düsseldorf eine 93%-Beteiligung.

Ferner ist die DBH am Stichtag an der ekip.de AG, Düsseldorf, zu 80% beteiligt.

Zu Nr. 9:

Die Gesellschaft wird von dem Geschäftsleiter (Vorstand), Herrn Henry Littig, geleitet. Er ist von den Beschränkungen des § 181 BGB befreit. Neben dem Vorstand sind zum 31.12.2003 keine Angestellten bei der DBH beschäftigt.

Zu Nr. 10:

Zweigstellen wurden weder im Inland noch im Ausland errichtet. Die Dokumentation von Geschäftsvorgängen und die Organisation des Rechnungswesens sind für Art und Umfang der Geschäftstätigkeit ausreichend. Ein internes Überwachungssystem beschränkt sich auf die Aufgabenverteilung zwischen Vorstand und Aufsichtsrat und ist darüber hinaus in die Abläufe der HPM integriert. Eine Innenrevision ist bei der DBH nicht eingerichtet, wird aber bei Bedarf durch die HPM vorgenommen.

## II. Eigenmittel, konsolidierte Eigenmittel und Eigenmittelgrundsatz (§§ 22 bis 24 PrüfbV)

Zu § 22 PrüfbV

Die Eigenmittel der Gesellschaft stellen sich gemäß § 10 KWG wie folgt dar:

| § 10 KWG<br>Kernkapital | 31.12.2003<br>€ | 31.12.2002<br>€ |
|---|---|---|
| Stammkapital, Kapitalrücklage und Gewinnrücklagen, vgl. Abs. 2a S. 1 | 5.142.955 | 3.642.955 |
| Immaterielle Vermögensgegenstände, Abs. 2a S. 2 | 0 | 0 |
| | 5.142.955 | 3.642.955 |
| Ergänzungskapital | 0 | 0 |
| Drittrangmittel | 0 | 0 |
| Haftendes Eigenkapital | 5.142.955 | 3.642.955 |

Aus Vereinfachungsgründen hat die Gesellschaft auf die Berücksichtigung von Ergänzungskapital und Drittrangmittel verzichtet. Eine Kürzung der Eigenmittel um die Beteiligung an der HPM wurde gemäß § 10 Abs. 6 S. 2 KWG nicht vorgenommen.

Als Finanzholding-Gesellschaft reicht die DBH keine monatlichen Grundsatzmeldungen und Berechnungen der Eigenmittel ein. Da die DBH kein Institut i.S. von § 1 Abs. 1b KWG ist, besteht für die DBH gemäß § 10 KWG keine Meldepflicht. Die Gesellschaft ist deswegen auch nicht zu regelmäßigen Grundsatz I Meldungen verpflichtet.

Im Geschäftsjahr haben sich die Eigenmittel erhöht, da € 1.500.000,00 in die Gewinnrücklagen eingestellt wurden.

Eigenkapitalbestandteile nach § 22 Abs. 2 bis Abs. 4 PrüfbV bestanden zum Bilanzstichtag und unterjährig nicht.

Die Voraussetzungen des § 10 Abs. 9 und § 64e Abs. 3 Satz 2 und 3 KWG sind gemäß nachfolgender Berechnung eingehalten.

| | 31.12.2003<br>€ | 31.12.2002<br>€ |
|---|---|---|
| Allgemeine Verwaltungskosten des Vorjahres | 66.459 | 135.252 |
| Abschreibungen des Vorjahres | 0 | 0 |
| insgesamt | 66.459 | 135.252 |
| hiervon ¼ | -16.615 | -33.813 |
| vorhandene Eigenmittel | 5.142.955 | 3.642.955 |
| Überdeckung | 5.126.340 | 3.609.142 |

Die Eigenmittelsituation der DBH ist gut und der Geschäftstätigkeit der Gesellschaft angemessen.

Zu § 23 PrüfbV

Als nachgeordnetes Unternehmen (Finanzholding-Gesellschaft) ist die Gesellschaft nicht zur Ermittlung konsolidierter Eigenmittel nach § 10a KWG verpflichtet. Die DBH wird gemäß § 10a Abs. 2 Satz 2 KWG in die Eigenkapitalkonsolidierung der Gesellschaft als nachgeordnetes Unternehmen aufgenommen.

Konsolidierte Eigenmittel nach § 10a KWG der Finanzholding Gruppe

| | DBH<br>€ | HPM<br>€ | 31.12.2003<br>konsolidiert<br>T€ | 31.12.2002<br>konsolidiert<br>T€ |
|---|---|---|---|---|
| Geleistetes Stammkapital incl. Kapitalrücklage | 3.642.954 | 2.000.000 | | |
| Gewinnrücklagen | 1.500.000 | 192.136 | | |
| Eigene Anteile | 0 | -49.408 | | |
| Immaterielle Vermögensgegenstände | 0 | -150.886 | | |
| | 5.142.954 | 1.991.842 | | |
| | ekip.de<br>€ | | | |
| Geleistetes Stammkapital incl. Kapitalrücklage | 255.648 | | | |
| Bilanzverlust | 187.836 | | | |
| | 67.812 | | | |
| Kernkapital (§ 10a Abs. 1; § 10 Abs. 1 KWG) | | | 7.203 | 4.405 |
| Kürzungen nach § 10a Abs. 6 S. 4 KWG | | | | |
| Buchwert der Anteile HPM | | | -2.754 | -1.504 |
| Buchwert der Anteile ekip | | | -230 | -230 |
| Konsolidierte Eigenmittel | | | 4.219 | 2.671 |

Die Gesellschaft ist nicht nur Abgabe konsolidierter Grundsatz I-Meldungen verpflichtet.

Eigenmittelausstattung nach § 10a Abs. 1 KWG i.V.m. § 10 Abs. 9 KWG

| | DBH T€ | HPM T€ | ekip T€ | 31.12.2003 konsolidiert T€ | 31.12.2002 konsolidiert T€ |
|---|---|---|---|---|---|
| Allgemeine Verwaltungskosten des Vorjahres | 63 | 4.583 | 143 | 4.789 | 3.331 |
| Abschreibungen | 0 | 115 | 1 | 116 | 86 |
| insgesamt | 63 | 4.698 | 144 | 4.905 | 3.417 |
| hiervon 1/4 | | | | -1.226 | -854 |
| vorhandene Eigenmittel | | | | 4.219 | 2.671 |
| Überdeckung | | | | 2.993 | 1.817 |

Die konsolidierte Grundsatz I-Kennziffer nach § 2 Abs. 1 GS-I entwickelte sich wie folgt:

| | Anrechnungssatz in % | 31.12.2003 Beträge brutto Mio-€ | 31.12.2003 Anrechnung Mio-€ | 31.12.2002 Beträge brutto Mio-€ | 31.12.2002 Anrechnung Mio-€ |
|---|---|---|---|---|---|
| HPM | | 1,4 | | 1,5 | |
| DBH | | 0,0 | | 0,0 | |
| ekip | | 0,0 | | 0,0 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Forderungen an Privatpersonen (Kunden)** | **100%** | **1,4** | **1,4** | **1,5** | **1,5** |
| HPM | | 2,9 | | 4,0 | |
| DBH | | 0,3 | | 0,1 | |
| ekip | | 0,1 | | 0,1 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Kreditinstitute Zone A und B** | **20%** | **3,3** | **0,7** | **4,2** | **0,8** |
| HPM | | 0,0 | | 0,0 | |
| DBH | | 0,0 | | 0,0 | |
| ekip | | 0,0 | | 0,0 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Rechnungsabgrenzungsposten** | **50%** | **0,0** | **0,0** | **0,0** | **0,0** |
| HPM | | 1,5 | | 1,9 | |
| DBH | | 5,6 | | 2,7 | |
| ekip | | 0,0 | | 0,0 | |
| Konsolidierung | | -3,0 | | -1,7 | |
| **Aktien und nicht festverzinsliche Wertpapiere** | **100%** | **4,1** | **4,1** | **2,9** | **2,9** |
| HPM | | 0,8 | | 0,4 | |
| DBH | | 1,4 | | 4,5 | |
| ekip | | 0,0 | | 0,0 | |
| Konsolidierung | | -1,1 | | -4,0 | |
| **Übrige Aktiva** | **100%** | **1,1** | **1,1** | **0,9** | **0,9** |
| **A) gewichtete Risikoaktiva** | | | **7,3** | | **6,1** |

| | Anrechnungssatz in % | 31.12.2003 Beträge brutto Mio-€ | 31.12.2003 Anrechnung Mio-€ | 31.12.2002 Beträge brutto Mio-€ | 31.12.2002 Anrechnung Mio-€ |
|---|---|---|---|---|---|
| **Währungsgesamtpositionen** | | Mio-€ | | Mio-€ | |
| HPM | | 1,9 | | 1,2 | |
| Konsolidiert | | 1,9 | | 1,2 | |
| Kursrisiko | 8% | | 0,15 | | 0,10 |
| **Rohwarenpositionen** | | | | | |
| - Vereinfachtes Verfahren - | | | | | |
| HPM Offene Rohwarenpositionen | 15% | 0,0 | 0,00 | 0,0 | 0,00 |
| HPM Rohwarenpositionen Aktiv und Passiv | 3% | 0,0 | 0,00 | 0,0 | 0,00 |
| **Aktiennettoeinzelpositionen** | | | | | |
| HPM | | 1,1 | | 0,7 | |
| DBH | | 2,7 | | 1,0 | |
| Konsolidiert | | 3,8 | | 1,7 | |
| Kursrisiko | 8% | | 0,30 | | 0,14 |
| **Aktienbruttopositionen** | | | | | |
| HPM | | 1,5 | | 0,7 | |
| DBH | | 2,7 | | 1,0 | |
| Konsolidiert | | 4,2 | | 1,7 | |
| Kursrisiko | 4% | | 0,17 | | 0,07 |
| **B) Anrechnungsbetrag für Aktiennettopositionen** | | | **0,62** | | **0,31** |
| **C) Summe der anrechnungspflichtigen Positionen** (A) + (12,5 x B) | | | **15,1** | | **10,0** |
| **D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel** | | | **4,2** | | **2,7** |
| **Q1) Eigenkapitalquote** | in % | | **57,5** | | **44,3** |
| **Q2) Gesamtkennziffer** | in % | | **27,9** | | **27,1** |

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gruppe verwendet keine eigenen Risikomodelle. Die Gruppe ermittelt die Verhältniszahl nach § 2 Abs. 1 GS-I einmal monatlich. Eine Unterschreitung der 8% Grenze wird von der Gruppe durch die tägliche Ermittlung des Eigenhandelspotentials auf den Pershingkonten der HPM sichergestellt. Wir haben uns die Vorgehensweise der HPM und die Funktionalitäten des Bloomberg Handelssystems angesehen.

Die konsolidierten Eigenmittel der Gruppe sind gut.

| | Anrechnungssatz in % | 31.12.2003 Beträge brutto T€ | 31.12.2003 Anrechnung T€ | 31.12.2002 Beträge brutto T€ | 31.12.2002 Anrechnung T€ |
|---|---|---|---|---|---|
| Kreditinstitute Zone A und B | 20% | 262 | 52 | 452 | 90 |
| Aktien und nicht festverzinsliche Wertpapiere | 100% | 5.734 | 5.734 | 2.734 | 2.734 |
| Übrige Aktiva | 100% | 1.427 | 1.427 | 4.480 | 4.480 |
| **A) gewichtete Risikoaktiva** | | | **7.213** | | **7.304** |
| **Aktiennettoeinzelpositionen** | | 2.750 | | 1.000 | |
| Teilanrechnungsbetrag für das allgemeine Kursrisiko | 8% | | 220 | | 80 |
| **Aktienbruttopositionen** | | 2.750 | | 1.000 | |
| Teilanrechnungsbetrag für das besondere Kursrisiko | 4% | | 110 | | 40 |
| **B) Anrechnungsbetrag für Aktiennettopositionen** | | | **330** | | **120** |
| **C) Summe der anrechnungspflichtigen Positionen** (A) + (12,5 x B) | | | **11.338** | | **8.804** |
| **D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel** | | | 5.143 | | 3.643 |
| **Q1) Eigenkapitalquote** | in % | | **71,3** | | **49,9** |
| **Q2) Gesamtkennziffer** | in % | | **45,4** | | **41,4** |

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gesellschaft verwendet keine eigenen Risikomodelle. Die Kennziffer Q1 und Q2 sind nach Grundsatz I eingehalten.

Wesentliche Wahlrechte hat die Gesellschaft mit Ausnahme der vorgenannten Vereinfachungsregeln nicht in Anspruch genommen. Eine Darstellung der Maßnahmen nach § 24 Abs. 1 S. 7 PrüfbV ist deswegen nicht vorzunehmen.

### III. Liquiditätsgrundsatz

Nach der Berechnungsmethodik des Grundsatz II ergibt sich folgende Kennziffer:

| | 31.12.2003 T€ | 31.12.2002 T€ |
|---|---|---|
| Börsennotierte Wertpapiere (90 %) | 2.475 | 900 |
| Forderungen an Kreditinstitute | 263 | 452 |
| Täglich fällige Forderungen an verbundene Unternehmen | 1.122 | 3.987 |
| **A) Summe der Zahlungsmittel** | **3.860** | **5.339** |
| Sonstige zahlungswirksame Verbindlichkeiten | 9 | 15 |
| Aufwandsrückstellungen | 1.096 | 910 |
| **B) Summe der Zahlungsverpflichtungen** | **1.105** | **925** |
| **C) Fristenkongruenzen (A) – (B)** | **4.965** | **6.264** |
| **D) Positive Inkongruenzen (A) > (B)** | **4.965** | **6.264** |
| **E) Bereinigte Fristeninkongruenzen** | **freibleibend** | **freibleibend** |
| **F) Liquiditätskennzahl** | **3,5** | **5,8** |

Beim Grundsatz II wird eine Liquiditätskennzahl von 1,0 gefordert, die von der Gesellschaft deutlich überschritten wird. Der Rückgang der Kennzahl ergibt sich durch die Dividendenzahlung 2002 sowie die abgeschwächte Ertragslage der HPM (Forderung aus Ergebnisabführungsvertrag).

### IV. Kreditgeschäft (§§ 28, 54, 55 PrüfbV)

Die Gesellschaft hat in 2003 keine Kreditgeschäfte betrieben. Ein Darlehn aus 2001 wurde bereits in den Vorjahren zu 100% wertberichtigt. Laufende Forderungen und Verbindlichkeiten bestehen ausschließlich zwischen verbundenen Unternehmen sowie mit zukünftigen Anteilseignern. Daneben bestehen noch Ansprüche aus Steuerüberzahlungen für den laufenden Veranlagungszeitraum. Größter Aktivposten ist neben Anteilen an verbundenen Unternehmen der Kauf von Investmentanteilen bei der HPM Invest SICAV (Kapitalanlagegesellschaft nach luxemburgischem Recht).

Die Vermögensgegenstände des Finanzanlagevermögens wurden zum niedrigsten steuerlich zulässigen Kurs bewertet und, soweit dauernde Wertminderungen vorliegen, auf einen Erinnerungswert abgeschrieben. Darüber hinausgehende finanzielle Risiken (Patronatserklärung) sind durch Rückstellungen abgedeckt bzw. bei der Tochtergesellschaft HPM berücksichtigt.

Die ausgewiesenen Wertpapiere werden im Anlagevermögen zu ihren Anschaffungskosten bzw. zum niedrigeren Stichtagskurs ausgewiesen. Zum 31.12.2003 bestand eine Kursreserve von € 838.500,45. Ein Ausfallrisiko ist nicht erkennbar.

## V. Geldwäschegesetz (§ 17 PrüfbV)

Die Gesellschaft hat bei der Eigenkapitalbeschaffung die Identifizierung der Zeichner in Listen vorgenommen und die Richtigkeit anhand von Personaldokumenten geprüft. Diese Verpflichtung ergab sich auch daraus, dass die Daten der SEC zwecks Börsennotierung der Anteile vorgelegt werden mussten.

Ein Geldwäschebeauftragter (§ 14 Abs. 2 Ziffer 2 GWG) ist in Abhängigkeit der Größe des Unternehmens nicht bestellt. Die Funktion wird vom Geldwäschebeauftragten der HPM wahrgenommen.

## VI. Beziehungen zu verbundenen Unternehmen (§ 9 PrüfbV)

Seit 1998 verbundenes Unternehmen ist die 100%-Tochtergesellschaft HPM. Es existiert seit Juli 1998 ein Service-Vertrag, nach dem der DBH monatlich € 1.278,23 (DM 2.500,00) für Raum- und Verwaltungsnutzung in Rechnung gestellt werden. Mit Wirkung zum 01.01.1998 ist die HPM durch den Organschaftsvertrag vom 30.12.1998 verpflichtet, der DBH ihr Ergebnis abzuführen sowie berechtigt, einen Ausgleich für Verluste eines Geschäftsjahres zu erhalten. Das Eigenkapital der HPM betrug zum 31.12.2003 T€ 2.075. Die Beziehungen zwischen beiden Gesellschaften sind ferner dadurch gekennzeichnet, dass Herr Henry Littig 2003 sowohl Geschäftsführer der HPM als auch Alleinvorstand der DBH ist. In beiden Funktionen ist er von den Beschränkungen des § 181 BGB befreit.

Weiteres verbundenes Unternehmen ist die 95%ige (Vj. 91 %) Tochtergesellschaft der DBH, die Vision@Technologie AG i.A. (Vision), Düsseldorf. Die geschäftlichen Beziehungen betrafen im Wesentlichen den Auftrag, den Rückkauf von Aktien für die DBH zu organisieren. Bis März 2003 war Henry Littig im Vorstand der Gesellschaft. Herr Littig wurde als Vorstand abberufen und Herr Christoph Ferdinand Ziehsler zum Alleinvorstand bzw. auch zum Abwickler bei der Vision AG bestellt. Am 05.08.2003 wurde die Abwicklung der Gesellschaft beschlossen.

Das Eigenkapital der Vision beträgt nach einem Verlust im Kalenderjahr 2003 von € 68.087,25 am 31.12.2003 noch € 193.039,20.

Die 80% Beteiligung an der ekip.de AG, Düsseldorf, wurde durch Teilnahme an der Gründung am 22.03.2000 erworben. Die Geschäftsbeziehungen zwischen DBH und ekip beschränken sich zur Zeit auf Kostenverrechnungen. Die ekip erwirtschaftete im Geschäftsjahr 2003 einen Jahresfehlbetrag von € 31.270,40 und weist zum Stichtag ein Eigenkapital von € 67.809,68 aus.

## F. Wiedergabe des Bestätigungsvermerks und Schlussbemerkung

Nach dem abschließenden Ergebnis unserer Prüfung haben wir dem Jahresabschluss zum 31.12.2003 und dem Lagebericht für das Geschäftsjahr 2003 der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, den folgenden uneingeschränkten Bestätigungsvermerk erteilt, der hier wiedergegeben wird:

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, für das Geschäftsjahr vom 01.01. bis 31.12.2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

Den vorstehenden Prüfungsbericht erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (IDW PS 450).

Eine Verwendung des oben wiedergegebenen Bestätigungsvermerks außerhalb dieses Prüfungsberichts bedarf unserer vorherigen Zustimmung. Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird.

N e u s s , den 07.05.2004

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

## Aktivseite

| | | EUR | 31.12.2003 EUR | 31.12.2002 TEUR |
|---|---|---|---|---|
| 1. | Barreserve | | | |
| | a) Kassenbestand | 0,00 | | 0,0 |
| | b) Guthaben bei Zentralnotenbanken | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank EUR 0,-- | | | |
| | c) Guthaben bei Postgiroämtern | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind | | | |
| | a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank refinanzierbar EUR 0,-- | | | |
| | b) Wechsel | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank refinanzierbar EUR 0,-- | | 0,00 | 0,0 |
| 3. | Forderungen an Kreditinstitute | | | |
| | a) täglich fällig | 0,00 | | 0,0 |
| | b) andere Forderungen | 262.351,84 | | 451,8 |
| | | | 262.351,84 | 451,8 |
| 4. | Forderungen an Kunden | | | |
| | darunter: durch Grundpfandrechte gesichert EUR 0,-- | | 0,00 | 0,0 |
| | Kommunalkredite EUR 0,-- | | | |
| 5. | Schuldverschreibung und andere festverzinsliche Wertpapiere | | | |
| | a) Geldmarktpapiere | | | |
| | aa) von öffentlichen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | ab) von anderen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | 0,00 | | 0,0 |
| | b) Anleihen und Schuldverschreibungen | | | |
| | ba) von öffentlichen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | bb) von anderen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | c) eigene Schuldverschreibungen Nennbetrag EUR 0,-- | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 6. | Aktien und andere nicht festverzinsliche Wertpapiere | | 2.750.000,00 | 1.000,0 |
| 7. | Beteiligungen | | 2,00 | 0,0 |
| | darunter: an Kreditinstituten EUR 0,-- | | | |
| | an Finanzdienstleistungsinstituten EUR 0,-- | | | |
| 8. | Anteile an verbundenen Unternehmen | | 2.984.273,28 | 1.734,3 |
| | darunter: an Kreditinstituten EUR 0,-- | | | |
| | an Finanzdienstleistungsinstituten EUR 2.754.190,93 (VJ.TEUR 1.504,2) | | | |
| 9. | Treuhandvermögen | | 0,00 | 0,0 |
| | darunter: Treuhandkredite EUR 0,-- | | | |
| 10. | Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus | | 0,00 | 0,0 |
| 11. | Immaterielle Anlagewerte | | 0,00 | 0,0 |
| 12. | Sachanlagen | | 0,00 | 0,0 |
| 13. | Ausstehende Einlagen auf das gezeichnete Kapital | | 0,00 | 0,0 |
| | darunter: eigefordert | | | |
| 14. | Eigene Aktien oder Anteile | | 0,00 | 0,0 |
| | Nennbetrag EUR 0,- | | | |
| | | | 0,00 | 0,0 |
| 15. | Sonstige Vermögensgegenstände | | 1.426.601,31 | 4.480,3 |
| 16. | Rechnungsabgrenzungsposten | | 0,00 | 0,0 |
| 17. | Nicht durch Eigenkapital gedeckter Fehlbetrag | | 0,00 | 0,0 |
| **Summe der AKTIVA** | | | **7.423.228,43** | **7.666,4** |

## Passivseite

| | | EUR | 31.12.2003 EUR | 31.12.2002 TEUR |
|---|---|---|---|---|
| 1. | Verbindlichkeiten gegenüber Kreditinstituten | | | |
| | a) täglich fällig | 0,00 | | 0,0 |
| | b) mit vereinbarter Laufzeit oder Kündigungsfrist | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Verbindlichkeiten gegenüber Kunden | | | |
| | a) Spareinlagen | | | |
| | aa) mit vereinbarter Kündigungsfrist von drei Monaten | 0,00 | | 0,0 |
| | ab) mit vereinbarter Kündigungsfrist von mehr als drei Monaten | 0,00 | | 0,0 |
| | | 0,00 | | 0,0 |
| | b) andere Verbindlichkeiten | | | |
| | ba) täglich fällig | 0,00 | | 0,0 |
| | bb) mit vereinbarter Laufzeit oder Kündigungsfrist | 0,00 | | 0,0 |
| | | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 3. | Verbriefte Verbindlichkeiten | | | |
| | a) begebene Schuldverschreibungen | 0,00 | | 0,0 |
| | b) andere verbriefte Verbindlichkeiten | 0,00 | | 0,0 |
| | darunter: Geldmarktpapiere EUR 0,-- | | 0,00 | 0,0 |
| | eigene Akzepte und Solawechsel im Umlauf EUR 0,-- | | | |
| 4. | Treuhandverbindlichkeiten | | 0,00 | 0,0 |
| | darunter: Treuhandkredite EUR 0,-- | | | |
| 5. | Sonstige Verbindlichkeiten | | 8.755,99 | 14,7 |
| 6. | Rechnungsabgrenzungsposten | | 0,00 | 0,0 |
| 7. | Rückstellungen | | | |
| | a) Rückstellungen für Pensionen und ähnliche Verpflichtungen | 6.481,00 | | 5,0 |
| | b) Steuerrückstellungen | 1.081.200,00 | | 910,4 |
| | c) andere Rückstellungen | 330.600,00 | | 26,0 |
| | | | 1.418.281,00 | 941,4 |
| 8. | Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 9. | Nachranginge Verbindlichkeiten | | 0,00 | 0,0 |
| 10. | Genußrechtskapital | | 0,00 | 0,0 |
| | darunter: | | | |
| | vor Ablauf von zwei Jahren fällig EUR 0,-- | | | |
| 11. | Fonds für allgemeine Bankrisiken | | 0,00 | 0,0 |
| 12. | Eigenkapital | | | |
| | a) gezeichnetes Kapital (VJ. DEM 2.300.000,--) | 1.380.000,00 | | 1.176,0 |
| | b) Kapitalrücklage | 2.262.954,65 | | 2.467,0 |
| | c) Gewinnrücklagen | | | |
| | ca) gesetzliche Rücklage | 0,00 | | 0,0 |
| | cb) Rücklage für eigene Anteile (Anteile an der Muttergesellschaft) | 0,00 | | 0,0 |
| | cc) satzungsmäßige Rücklagen | 0,00 | | 0,0 |
| | cd) andere Gewinnrücklagen | 1.500.000,00 | | 0,0 |
| | | 1.500.000,00 | | 0,0 |
| | d) Unterschiedsbetrag aus der Kapitalkonsolidierung | 0,00 | | 0,0 |
| | e) Anteile von Minderheitsgesellschaftern | 0,00 | | 0,0 |
| | f) Bilanzgewinn/Bilanzverlust | 853.236,79 | | 3.067,3 |
| | | | 5.996.191,44 | 6.710,3 |
| **Summe der PASSIVA** | | | **7.423.228,43** | **7.666,4** |
| 1. | Eventualverbindlichkeiten | | | |
| | a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln | 0,00 | | 0,0 |
| | b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen | 0,00 | | 0,0 |
| | c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Andere Verbindlichkeiten | | | |
| | a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften | 0,00 | | 0,0 |
| | b) Plazierungs- und Übernahmeverpflichtungen | 0,00 | | 0,0 |
| | c) Unwiderrufliche Kreditzusagen | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |

## Jahresabschluss zum 31.12.2003
## DBH Deutsche Beteiligungs Holding AG, Düsseldorf

### Gewinn- und Verlustrechnung

| | EUR | 2003 EUR | 2002 TEUR |
|---|---|---|---|
| 1. Zinserträge aus | | | |
| a) Kredit-und Geldmarktgeschäften | 0,00 | | 0,0 |
| b) festverzinslichen Wertpapieren und Schuldbuchforderungen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 2. Zinsaufwendungen | | 0,00 | 0,2 |
| 3. Laufende Erträge aus | | | |
| a) Aktien und anderen nicht festverzinslichen Wertpapieren | 0,00 | | 0,0 |
| b) Beteiligungen | 0,00 | | 0,0 |
| c) Anteilen an verbundenen Unternehmen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 4. Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen | | 1.720.869,99 | 3.930,5 |
| 5. Provisionserträge | 0,00 | | 0,0 |
| 6. Provisionsaufwendungen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 7. Nettoertrag oder Nettoaufwand aus Finanzgeschäften | | | |
| a) Ertrag aus Finanzgeschäften | 0,00 | | 0,0 |
| b) Aufwand aus Finanzgeschäften | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 8. Sonstige betriebliche Erträge | | 16.620,38 | 18,1 |
| 9. Erträge aus der Auflösung von Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 10. Allgemeine Verwaltungsaufwendungen | | | |
| a) Personalaufwand | | | |
| aa) Löhne und Gehälter | 15.200,96 | | 20,3 |
| ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung | 1.420,00 | | 0,0 |
| darunter: für Altersversorgung (EUR 1.420,--; Vj. EUR 0,--) | 16.620,96 | | 20,3 |
| b) andere Verwaltungsaufwendungen | 46.338,28 | | 46,2 |
| | | 62.959,24 | 66,5 |
| 11. Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachlagen | | 0,00 | 0,0 |
| 12. Sonstige betriebliche Aufwendungen | | 322.746,61 | 46,4 |
| 13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft | 0,00 | | 0,0 |
| 14. Erträge aus der Zuschreibung zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere | 95.567,83 | | 638,8 |
| 16. Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren | 0,00 | | 0,0 |
| | | -95.567,83 | -638,8 |
| 17. Aufwendungen aus Verlustübernahme | | 0,00 | 0,0 |
| 18. Einstellungen in Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 19. Ergebnis der normalen Geschäftstätigkeit | | 1.256.216,69 | 3.196,7 |
| 20. Außerordentliche Erträge | 0,00 | | 0,0 |
| 21. Außerordentliche Aufwendungen | 0,00 | | 0,0 |
| 22. Außerordentliches Ergebnis | | 0,00 | 0,0 |
| 23. Steuern von Einkommen und vom Ertrag | 438.113,30 | | 1.548,6 |
| 24. Sonstige Steuern, soweit nicht unter Posten 12 ausgewiesen | 3.422,22 | | -0,1 |
| | | 441.535,52 | 1.548,5 |
| 25. Auf Grund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinn abführungsvertrages abgeführte Gewinne | | 0,00 | 0,0 |
| 26. Jahresüberschuss | | **814.681,17** | **1.648,2** |
| 27. Gewinnvorträg/Verlustvortrag aus dem Vorjahr | | 1.538.555,62 | 1.419,1 |
| 28. Entnahmen aus der Kapitalrücklage | | 0,00 | 0,0 |
| 29. Entnahmen aus Gewinnrücklagen | | | |
| a) aus der Sicherheitsrücklage | 0,00 | | 0,0 |
| b) aus anderen Rücklagen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 30. Einstellung in Gewinnrücklagen | | | |
| a) in die Sicherheitsrücklage | 0,00 | | 0,0 |
| b) in andere Gewinnrücklagen | 1.500.000,00 | | 0,0 |
| | | 1.500.000,00 | 0,0 |
| **31. Bilanzgewinn** | | **853.236,79** | **3.067,3** |

**DBH – Deutsche Beteiligungs Holding AG** Anlage Nr. 3

**Anhang**
**zum Jahresabschluss 31.12.2003**

## 1. Bilanzierungs- und Bewertungsgrundsätze

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a Kreditwesengesetz. Sie ist deswegen an die Vorschriften gemäß der Verordnung über die Rechnungslegung der Kredit- und Finanzdienstleistungsinstitute (RechKredV) gebunden. Sie stellt daher abweichend von § 266 HGB und § 275 HGB einen Jahresabschluss auf Basis der Formblätter 1 und 3 RechKredV auf.

Forderungen an Kreditinstitute wurden mit dem Nennwert angesetzt.

Vermögensgegenstände wurden zu Nominalbeträgen bewertet.

Aktien und andere nicht verzinsliche Wertpapiere wurden unter Beachtung des Niederstwertprinzips bewertet. Die Bewertung erfolgte nach der Lifo-Methode.

Die Rückstellungen wurden nach vernünftiger kaufmännischer Beurteilung mit dem wahrscheinlichen Mittelabfluss bewertet.

Verbindlichkeiten gegenüber Kreditinstituten und sonstige Verbindlichkeiten sind zum Rückzahlungsbetrag bilanziert. In den Rückstellungen sind alle Risiken ausreichend berücksichtigt.

Währungsumrechnungen erfolgten auf der Aktivseite unter Beachtung des Niederstwert- und auf der Passivseite unter Beachtung des Höchstwertprinzips, Stichtagskurs für 1 USD war € 0,7940.

Die Formblätter 1 und 3 RechKredV wurden auf Grundlage eines nach § 266 HGB und § 275 HGB nachgegliederten Jahresabschlusses erstellt.

## 2. Erläuterungen zur Bilanz

Die anderen Forderungen an Kreditinstitute entfallen vollständig auf das Bankguthaben bei der Commerzbank Aktiengesellschaft, Düsseldorf.

In den Aktien und anderen festverzinslichen Wertpapieren die ausschließlich auf die Fonds HPM SICAV Timing Global Plus und HPM SICAV RV Golden Dynamic Plus entfallen ist zum Stichtag eine Kursreserve von € 838.500,45 enthalten.

Die Anteile an verbundenen Unternehmen entfallen auf

| | | |
|---|---|---|
| 100% | Beteiligung an der HPM Portfolio Management GmbH, Düsseldorf, mit einem Wert von | € 2.754.190,93 |
| 80% | Beteiligung an der ekip.de AG, Düsseldorf mit einem Wert von | € 230.081,35 |
| 95% | Beteiligung an der Vision @ Technologie AG, Düsseldorf mit einem Wert von | € 1,00 |

Aufgrund nachhaltiger Probleme in der operativen Geschäftsstrategie und wegen des noch nicht abgeschlossenen Börsenganges wurde die Beteiligung an der Vision @ Technologie AG bis auf einen Erinnerungswert von 1,00 € abgeschrieben. Hiervon waren auch die 2003 getätigten Nachkäufe betroffen.

Alle vorgenannten Einzelfirmen werden in einen Konzernabschluss einbezogen.

Der Beteiligungsbesitz entfällt auf

| | | | |
|---|---|---|---|
| 2,33% | Beteiligung an der Innovativ AG, München<br>mit einem Wert von | € | 1,00 |
| 3% | Auslandsbeteiligung an der Sitebuilder.com, Washington D.C., USA<br>mit einem Wert von | € | 1,00 |

Die Beteiligung an der Innovativ AG, München wurde aufgegeben. Da von der Innovativ AG nur sehr zögerlich aktuelle Ertragszahlen zu erhalten sind und diese besorgniserregend sind, wurde die Beteiligung auf 1,00 € abgeschrieben.

In den sonstigen Vermögensgegenständen sind u.a. Forderungen in Höhe von € 1.122.250,35 (VJ. T€ 3.987,0) an die HPM Portfolio Management GmbH, Düsseldorf, sowie Forderungen aus Steuerüberzahlungen von € 304.349,96 (VJ. T€ 421,1). Hiervon entfallen auf Körperschaftsteuer und Solidaritätszuschlag 2003 T€ 120.670,00 und Vorsteuerüberhänge T€ 183.679,96.

Die Rückstellungen entfallen mit € 294.000,00 auf Haftungsrisiken sowie im Übrigen auf Rückstellungen für Jahresabschlussprüfung, Konzernabschlussprüfung, Steuererklärungen und ausstehende Mieten.

## 3. Erläuterungen zur Gewinn- und Verlustrechnung

Die Erträge entstanden überwiegend durch die Gewinnabführung der Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf.

Die anderen Verwaltungsaufwendungen enthalten im wesentlichen Personal-, Miet-, Werbe-, Service- und Dienstleistungskosten.

Die sonstigen betrieblichen Aufwendungen entfallen überwiegen auf Kosten im Zusammenhang mit der Börsennotierung in den USA.

## 4. Sonstige Angaben

| | |
|---|---|
| Alleinvorstand: | Henry Littig, Vorstand, Haan<br>Die Angaben nach § 285 Nr.9 werden gem. § 286 Abs. 4 HGB unterlassen. |
| Aufsichtsrat: | Daniel Hoenings, Vertriebsleiter, Düsseldorf<br>Vorsitzender<br><br>Dr. Ingrid Siegmund-Rux, Vertriebsmitarbeiterin, Erftstadt<br>Stellv. Vorsitzende<br><br>Günther Trautmann, Steuerberater, Neuss<br><br>(Gesamtbezüge: € 2.556,46) |
| Ergebnisverwendung: | Der Alleinvorstand schlägt in Abstimmung mit dem Aufsichtsrat der Hauptversammlung vor, aus dem Bilanzgewinn von € 853.236,79 eine Ausschüttung von 20% des Grundkapitals (€ 1.380.000,00) somit € 276.000,00 vorzunehmen. Der Restbetrag von € 577.236,79 soll auf neue Rechnung vorgetragen werden.<br><br>Eine Zuführung zur gesetzlichen Rücklage gemäß § 150 Abs. 3 AktG war wegen ausreichender Kapitalrücklagen nicht erforderlich. |

Die DBH – Deutsche Beteiligungs Holding AG stellt als Muttergesellschaft gem. § 340i HBH einen Konzernabschluss auf.

Düsseldorf, den 31.03.2004

DBH Deutsche Beteiligungs Holding AG
Henry Littig, Vorstand

## Entwicklung des Anlagevermögens zum 31.12.2003

| | Anschaffungskosten | | | | Abschreibungen | | | | Buchwert | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Stand 01.01.2003 € | Zugang € | Abgang € | Stand 31.12.2003 € | Stand 01.01.2003 € | Zugang € | Abgang € | Stand 31.12.2003 € | Stand 31.12.2003 € | Stand 31.12.2002 € |
| **- Finanzanlagen -** | | | | | | | | | | |
| 1. Aktien und andere nicht festverzinsliche Wertpapiere | 1.000.000,00 | 1.750.000,00 | 0,00 | 2.750.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 2.750.000,00 | 1.000.000,00 |
| 2. Beteiligungen | 173.010,69 | 0,00 | 0,00 | 173.010,69 | 173.008,69 | 0,00 | 0,00 | 173.008,69 | 2,00 | 2,00 |
| 3. Anteile an verbundenen Unternehmen | 2.435.614,45 | 1.345.567,83 | 0,00 | 3.781.182,28 | 701.341,17 | 95.567,83 | 0,00 | 796.909,00 | 2.984.273,28 | 1.734.273,28 |
| **Summe** | **3.608.625,14** | **3.095.567,83** | **0,00** | **6.704.192,97** | **874.349,86** | **95.567,83** | **0,00** | **969.917,69** | **5.734.275,28** | **2.734.275,28** |
| **1. Aktien und andere nicht festverzinsliche Wertpapiere** | | | | | | | | | | |
| a) HPM SICAV Time Global Plus | 250.000,00 | 0,00 | 0,00 | 250.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 250.000,00 | 250.000,00 |
| b) HPM SICAV RV Golden Dynamic Plus | 750.000,00 | 1.750.000,00 | 0,00 | 2.500.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 2.500.000,00 | 750.000,00 |
| Summe | 1.000.000,00 | 1.750.000,00 | 0,00 | 2.750.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 2.750.000,00 | 1.000.000,00 |
| **2. Beteiligungen** | | | | | | | | | | |
| a) Innovativ Capital AG, München (2,33%) | 113.925,00 | 0,00 | 0,00 | 113.925,00 | 113.924,00 | 0,00 | 0,00 | 113.924,00 | 1,00 | 1,00 |
| b) Sitebuilder.com, Washington D.C./USA (3%) | 59.085,69 | 0,00 | 0,00 | 59.085,69 | 59.084,69 | 0,00 | 0,00 | 59.084,69 | 1,00 | 1,00 |
| Summe | 173.010,69 | 0,00 | 0,00 | 173.010,69 | 173.008,69 | 0,00 | 0,00 | 173.008,69 | 2,00 | 2,00 |
| **3. Anteile an verbundenen Unternehmen** | | | | | | | | | | |
| a) HPM Portfolio Management GmbH, Düsseldorf (100%) | 1.504.190,93 | 1.250.000,00 | 0,00 | 2.754.190,93 | 0,00 | 0,00 | 0,00 | 0,00 | 2.754.190,93 | 1.504.190,93 |
| b) Vision@technologie AG, Düsseldorf (51%, Vj 80%) | 701.342,17 | 95.567,83 | 0,00 | 796.910,00 | 701.341,17 | 95.567,83 | 0,00 | 796.909,00 | 1,00 | 1,00 |
| c) ekip.de AG, Düsseldorf (80%) | 230.081,35 | 0,00 | 0,00 | 230.081,35 | 0,00 | 0,00 | 0,00 | 0,00 | 230.081,35 | 230.081,35 |
| **Summe** | 2.435.614,45 | 1.345.567,83 | 0,00 | 3.781.182,28 | 701.341,17 | 95.567,83 | 0,00 | 796.909,00 | 2.984.273,28 | 1.734.273,28 |
| **Summe** | **3.608.625,14** | **3.095.567,83** | **0,00** | **6.704.192,97** | **874.349,86** | **95.567,83** | **0,00** | **969.917,69** | **5.734.275,28** | **2.734.275,28** |

# Lagebericht für das Geschäftsjahr 2003

## 1. Überblick

Die Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf hält als reine Holding zur Zeit:
- 100% der HPM Portfolio Management GmbH (HPM), Düsseldorf,
- 95% der Vision @ Technologie AG, Düsseldorf und
- 80% an der ekip.de AG, Düsseldorf sowie
- Minderheitsbeteiligungen an der suitebuilder.com, USA und Innovativ Capital AG, München.

## 2. Risiken zur zukünftigen Entwicklung

Die Hauptrisiken liegen ausschließlich in den Beteiligungen und setzen sich wie folgt zusammen:

### 2.1. Unternehmensinternes Risiko: **Beteiligung HPM GmbH**

### 2.1.1 Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100 %ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH Gruppe dar. Ihr Geschäft besteht aus zwei Standbeinen:

**Portfolioverwaltung:**
Die Portfolioverwaltung agiert in zwei Bereichen. Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Deutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwickeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft zu Ungunsten der HPM entwickeln, oder sollte sich die Wettbewerbssituation unter den Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluss auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im wesentlichen abhängig von der gesamten Weltbörsensituation im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, dass das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderung der Euro - Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

**Fondsgeschäft:**
Für den Fondsvertrieb liegen die Risiken hauptsächlich in der Entwicklung des Timing Global Plus Fonds und des RV Golden Dynamic Plus. Die Fonds bergen nahezu die gleichen Risiken wie die Finanzportfolioverwaltung. Das Interesse an den Fonds ist abhängig von deren Entwicklung sowie der Investment-Managementleistung der beauftragten Tochtergesellschaft HPM.

Durch die Finanzportfolioverwaltung und die Fondsgeschäfte besitzt die Gesellschaft zwei Standbeine auf die Strategischen– und Branchenrisiken verteilt werden.

2.1.2. Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern bereits Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die HPM GmbH in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Dienstleistungsvertrages zwischen HPM und dem Clearing-Partner Pershing Inc., aus welchen Gründen auch immer, würde mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet. Anzeichen für eine Beendigung dieser Vereinbarung durch HPM oder Pershing Inc. liegen nicht vor.

Für den Fondsvertrieb ergeben sich ähnliche Abhängigkeiten von der ausführenden DZI-Bank in Luxemburg, sowie der Abrechnungsstelle attrax S.A., Luxemburg. Durch die Erschließung breiterer Vertriebsstrukturen entstehen dazu noch erhöhte Risiken für Imageschäden auf Basis der gestiegenen Vertriebspartnerzahl und der damit einhergehenden geringeren Produktidentifikation der Vertriebspartner. Anzeichen für die vorgenannten Risiken sind nicht erkennbar.

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH treten, so kann dies einen negativen Einfluss auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen, in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentlichte Negativpresse einen erheblichen negativen Effekt auf die Geschäftsentwicklung haben. Des weitern könnte ein Verlust von z.B. Kundendaten an

Unternehmen des Wettbewerbs bzw. fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

2.1.3. Abhängigkeit von Produkten

2.1.3.1 Aktives Trading 2

Aufgrund der zu Jahresbeginn eingegangenen, auf steigende Aktienkurse ausgerichtete Positionierung mussten zunächst Performanceeinbussen hingenommen werden, da die Konsolidierung an den Aktienmärkten länger anhielt als erwartet. Als Ursache für diese anhaltende Konsolidierungsphase sind unter anderem geopolitische Einflüsse zu nennen. Allerdings konnte in der anschließenden Erholungsphase in hohem Maße von den Kurssteigerungen profitiert werden. Aufgrund der positiven Goldpreisentwicklung konnten insbesondere die gehandelten Aktien von Unternehmen aus dem Gold-Sektor deutlich zulegen. Gegen Mitte des dritten Quartals 2003 wurde die Handelsstrategie auf sinkende Aktienkurse ausgerichtet, da zu diesem Zeitpunkt mit einer deutlichen Korrektur an den Aktienmärkten gerechnet wurde. Bedingt durch die allerdings weiter steigenden Aktienkurse konnte letztendlich nur ein leicht positives Performance Ergebnis (durchschnittlich + 5%) erreicht werden.

2.1.3.2 Fondsgeschäft

*a. Timing Global Plus Fonds*

Nachdem in den ersten drei Quartalen 2003 ein deutlicher Aufwärtstrend bezüglich der Wertentwicklung des Teilfonds HPM INVEST SICAV – TIMING GLOBAL PLUS zu erkennen war, mussten im letzten Quartal Performanceeinbussen aufgrund der den Erwartungen des Fondsmanagements gegenläufigen Marktentwicklung hingenommen werden.

Die bereits zu Beginn des Jahres eingenommene Position mit Ausrichtung auf steigende Aktienkurse zahlte sich gegen Ende des ersten Quartals aus: Nachdem die Verunsicherung bezüglich der Entwicklungen im Irak-Konflikt zunächst die Aktienkurse belastete, konnte der HPM INVEST SICAV – TIMING GLOBAL PLUS im hohen Maße von dem anschließenden Rebound profitieren. Abgesehen von kleineren zwischenzeitlichen Korrekturen zeigten sich die Aktienmärkte im zweiten und dritten Quartal des Jahres sehr freundlich, dementsprechend positiv fiel auch die Wertentwicklung des Teilfonds aus.

Aufgrund einer geänderten Markteinschätzung wurde die Trading-Strategie zu Beginn des letzten Quartals 2003 angepasst. In Erwartung einer deutlichen Korrektur wurden die Positionen, welche auf steigende Aktienkurse ausgerichtet waren, reduziert zu Gunsten von Geschäften, mit denen von sinkenden Notierungen profitiert werden sollte. Da die Euphorie der Marktteilnehmer sich jedoch ungebrochen fortsetzte, kam es bedingt durch die defensive Ausrichtung zu einer Minderung des Netto-Teilfondsvermögens. Zum Ende des Berichtszeitraumes konnte somit lediglich eine geringfügig positive Performance erreicht werden.

Für das Jahr 2004 rechnet die Tochtergesellschaft für den Timing Global Plus Fonds mit einem wechselhafteren Börsenverlauf als im abgelaufenen Geschäftsjahr. Hierbei ist die Tochtergesellschaft der Auffassung, dass die allgemein eher positiven Prognosen bezüglich der Wirtschafts- und Aktienmarktentwicklung allein nicht ausreichen dürften, um einen nachhaltigen Aufwärtstrend zu produzieren. Aus diesem Grund startet die

Tochtergesellschaft zunächst mit einer defensiv-neutralen Positionierung in das Börsenjahr 2004.

Insbesondere im zweiten und dritten Quartal konnte eine deutliche Zunahme der Zeichnungen festgestellt werden, was HPM auf die positive Wertentwicklung des HPM INVEST SICAV TIMING GLOBAL PLUS in diesem Zeitraum zurückführen. Das zum Jahresbeginn gezeigte antizyklische Anlegerverhalten konnte sich im letzten Quartal leider nicht erneut durchsetzen, was einen Rückgang der Zeichnungen zum Jahresende zur Folge hatte.

Die Kursentwicklung des Timing Global Plus Fonds gestaltete sich wie folgt:

| | |
|---|---|
| 01.01.2003: | 16,58 € |
| 31.12.2003: | 16,78 € |
| Höchstkurs 2003: | 19,27 € |
| Tiefstkurs 2003: | 13,42 € |

*b. RV Golden Dynamic Plus:*

Im turbulenten Börsenjahr 2003 entwickelte sich der HPM INVEST SICAV – RV GOLDEN DYNAMIC PLUS positiv. Neben dem allgemeinen Aufwärtstrend im Goldbereich konnte insbesondere der gezielte Aufbau von Positionen in Phasen niedriger Aktienkurse dazu beitragen, dass der Teilfonds im Bereich der Gold- bzw. Rohstofffonds zu den absoluten Spitzenperformern im Jahr 2003 gezählt werden darf.

Analog zur antizyklischen Anlagestrategie wurden sowohl größere als auch kleinere Konsolidierungsbewegungen bei den Gold- bzw. Rohstoffaktien genutzt, um Positionen in diesen Bereichen mit dem Ziel aufzubauen, später im hohen Maße von Kurssteigerungen profitieren zu können. Entgegen dem gängigen Bild vom Goldpreis als Contraindikator zu den Aktienmärkten entwickelte sich der Goldpreis analog zu den Leitindizes wie z.B. DOW JONES und DAX im Betrachtungszeitraum bis auf die angesprochenen kurzfristigen Korrekturbewegungen durchweg positiv. Ausgehend von ca. 345 USD zu Jahresbeginn stieg der Goldpreis bis zum Jahresende auf mehr als 415 USD. Diese Entwicklung übertrug sich im Frühjahr auf hochkapitalisierte amerikanische Minenaktien, weshalb diese zunächst einen Schwerpunkt des Portfolios darstellten. Zum Jahresende wurden die US-Positionen zu Gunsten von südafrikanischen Goldaktien reduziert, da die Tochtergesellschaft diesen Werten gute Performancechancen zutraut.

Auch für die zukünftige Entwicklung des Anlagesektors Gold & Rohstoffe birgt weiterhin deutliches Potential. Als Gründe für die positive Einschätzung des Goldbereiches durch die Tochtergesellschaft sind zum einen fundamentale Daten wie z.B. der bereits vorhandene Nachfrageüberhang zu nennen, wobei hier Indikatoren wie z.B. die Reduzierung der Forward-Verkäufe durch goldfördernde Unternehmen bzw. der Aufbau von Goldpositionen in Form von Käufen durch diese Unternehmen eine weitere Angebotsverknappung bei einer tendenziell steigenden Nachfrage unterstützen könnten. Zum anderen ist die historisch gesehen eher geringe pro-Kopf-Investitionsquote unter den Privatanlegern anzuführen, welche auf einen gewissen Nachholbedarf in diesem Bereich hindeutet.

Generell geht die Tochtergesellschaft davon aus, dass ausgewählte Aktien aus dem Gold- und Rohstoffsektor mittel- bis langfristig größere Performancechancen bieten dürften als z.B. ein Investment in physischem Gold, wobei natürlich in beiden Bereichen die entsprechenden Risiken nicht außer Acht gelassen werden dürfen.

Der im Berichtszeitraum erzielte Vertriebserfolg ist sehr zufriedenstellend. Auch wenn ein stetiger Anstieg des Anlegerinteresses für den Gold- und Rohstoffbereich festzustellen war, lässt die vom Fondsmanagement bereits angesprochene, immer noch geringe Investitionsquote der privaten und institutionellen Anleger eine weiter steigende Nachfrage nach Produkten erwarten, die diesen Bereich abdecken. Dieser Effekt könnte durch eine sich bereits andeutende erhöhte Medienpräsenz des Themas noch verstärkt werden.

Die Kursentwicklung des RV Golden Dynamic Plus gestaltete sich wie folgt:

| | |
|---|---|
| 01.01.2003: | 12,31 € |
| 31.12.2003: | 18,21 € |
| Höchstkurs 2003: | 18,78 € |
| Tiefstkurs 2003: | 12,31 € |

## 2.2. Unternehmensinternes Risiko: Beteiligung **ekip.de AG**

### 2.2.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Kernbetätigungsfeld der ekip.de AG ist die Vermarktung des Börsen-News-Letters „iWatch“. Der Newsletter soll sich aus Werbeeinnahmen finanzieren. Diese berechnen sich entsprechend der Leserzahl. Je mehr Leser der Newsletter hat, desto höher werden die Werbeeinnahmen. Da sich abzeichnet, dass der Werbemarkt weiterhin sehr begrenzt ist, wurde Ende 2001 ein zusätzlicher kostenpflichtiger Newsletter eingerichtet. Die Resonanz hierauf war zufriedenstellend. Daraus ergeben sich zwei Kernbetätigungsfelder der ekip.de AG: Leserakquise und Werbeakquise.

Die Leserakquise wird getragen vom öffentlichen Interesse an den Themen, die im Newsletter angeboten werden. In Zeiten der Konjunkturabschwächung und des steigenden Pessimismus bezüglich des ehemaligen Neuen Marktes in Deutschland, bzw. der NASDAQ in den USA, vermindert sich das Interesse am Finanzmarkt, zumal viele Anleger im vergangenen Jahr herbe Verluste zu tragen hatten. In diesem Umfeld kann es schwer werden, neue Leser zu gewinnen.

Auch die Werbeakquise stellte sich im abgelaufenen Jahr zunehmend schwerer dar, da das schwindende Interesse der Bevölkerung an der Börse einhergeht mit einem geringer werdenden Interesse der Werbebranche an dieser Werbeplattform.

Neben dem Kernbetätigungsfeld hat die ekip.de AG junge Unternehmen bei der Akquise von Risikokapital durch die Erstellung von Business-Plänen, Equity-Stories und Studien begleitet.

### 2.2.2 Abhängigkeit von Dritten

Da der Newsletter, Business-Pläne, Equity-Stories und Studien, von einem Autor erstellt werden, ist die ekip.de AG von dessen Leistungen abhängig. Ein teilweiser oder gar völliger Ausfall dieses Autors kann daher zu Unregelmäßigkeiten in der Erstellung und des Versendens des Newsletters führen und würde schlimmstenfalls zu Umsatzeinbußen führen. Sollte sich, bei Ausfall des Autors, kein neuer Partner finden lassen, so wäre sogar der Fortbestand des Kerngeschäftes gefährdet.

2.2.3 Abhängigkeit von Produkten

Da die ekip.de AG als reiner Dienstleister auftritt, bestehen zu diesem Punkt die bereits vorgenannten Risiken

2.3. Unternehmensinternes Risiko: Beteiligung **Vision @ Technologie AG**

Die HPM hatte zusammen mit der Muttergesellschaft DBH Deutsche Beteiligungs Holding AG, Düsseldorf die Eigenkapitalbeschaffung der Vision @ Technologie AG begleitet. Es war geplant eine Börsennotierung der Gesellschaft zu erreichen. Aufgrund des allgemeinen IT Abschwunges konnte dieses Vorhaben nicht abgeschlossen werden. Es wurde allen Aktionären ein Rückkaufangebot unterbreitet, mit der Absicht die Schwestergesellschaft auf die Muttergesellschaft zu verschmelzen. Dieses Angebot nahm ein Großteil der Aktionäre an, sodass zum Jahreswechsel hin sich 95 % der Vision @ Technologie AG Aktien in Händen der HPM befanden. Am 05.08.2003 wurde die Abwicklung der Gesellschaft beschlossen. Die Abwicklung belastete das Ergebnis der DBH AG über die Anschaffungskosten hinaus.

**3. Geschäftsverlauf**

a) Ergebnisentwicklung

Die DBH erzielt ihre Erträge im wesentlichen aus der Gewinnabführung (TEUR 1.721) ihrer Tochter HPM Portfolio Management GmbH im Rahmen des Organschaftsvertrages.

Ohne Berücksichtigung des Steueraufwandes ergab sich ein Ergebnis der normalen Geschäftstätigkeit von TEUR 1.256,2.

Aus dem Bilanzgewinn von TEUR 853,2 soll eine Dividende von 20% des Grundkapitals ausgeschüttet werden (TEUR 276,0).

Die Ertragsrückgänge ergaben sich überwiegend durch das schwache Börsenklima in 2003 sowie aus der Tatsache, dass in 2003 zur Konsolidierung der organisatorischen Geschäftstätigkeit kein neues Fondsprodukt platziert wurde.

b) Investitions- und Finanzierungsbereich

Bankdarlehen werden nach wie vor nicht benötigt. Die Finanzierung wird, wie bisher, aus den hohen thesaurierten Gewinnen und Innenfinanzierungen gewährleistet.

Die DBH AG hat sich mittelbar durch die HPM GmbH an der Gründung der privaten Hanseuniversität zu Rostock finanziell beteiligt, um sich an der Ausbildung des Führungsnachwuchses in Deutschland aktiv zu beteiligen.

c) Wichtige Ereignisse während des Geschäftsjahres

Wichtigste Entscheidung in 2003 war der Beschluss die Vision @ Technologie AG abzuwickeln sowie die erstmalige Ausschüttung einer Dividende an unsere Aktionäre.

**4. Lage der Gesellschaft**

Die derzeitige Geschäftsentwicklung ist wie im Vorjahr durch die wirtschaftlichen Aktivitäten der Tochtergesellschaft der HPM geprägt.

Die Geschäftsentwicklung der HPM GmbH in der Portfolioverwaltung war im ersten Quartal uneinheitlich und kann aufgrund der nur halbjährlichen Verwaltungsvergütungsabrechnungen derzeit noch nicht bestimmt werden. Positiven Performanceentwicklungen einerseits stehen Mittelabflüsse andererseits aufgrund der Unsicherheit im Markt entgegen.

Im Fondsgeschäft war im Vergleich zwischen 1. Quartal 2004 und 1. Quartal 2003 ein Rückgang bei den Fondszeichnungen für den Fonds RV Golden Dynamic Plus festzustellen, wobei bezüglich der guten Vorjahreszahlen zu berücksichtigen ist, dass diese durch massive Marketingmaßnahmen im Rahmen des Vertriebsstarts des Fonds unterstützt wurden.

Das Zeichnungsvolumen für den Fonds Timing Global Plus hat sich im Vergleich 2004 zu 2003 nicht wesentlich verändert. Eine positive Entwicklung des Goldpreises bzw. der Aktien aus diesem Sektor sowie eine fortdauernde Konsolidierung an den Aktienmärkten (DAX, DOW JONES) könnte sich positiv auf die Fondspreisentwicklung des RV Golden Dynamic Plus bzw. des Timing Global Plus auswirken. Generell rechnen wir damit, dass es bezüglich der Umsatzentwicklung ab dem 2. Quartal nicht zu erheblichen Veränderungen kommt.

Insgesamt muss die HPM GmbH für 2004 mit einem weiteren Rückgang des Ergebnisses der gewöhnlichen Geschäftstätigkeit rechnen; insgesamt strebt die HPM GmbH jedoch auch für 2004 ein deutlich positives Ergebnis an.

Geschäftsvorfälle von besonderer Bedeutung haben sich nach dem Abschlussstichtag nicht ergeben.

Düsseldorf, den 31.03.2004

DBH Deutsche Beteiligungs Holding AG, Vorstand
Henry Littig, Vorstand

DR. GLADE, KÖNIG und PARTNER GmbH

WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

Anlage Nr. 5

**Bestätigungsvermerk des Abschlussprüfers (§ 18 PrüfbV)**

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, für das Geschäftsjahr vom 01.01. bis 31.12.2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Neuss, den 07.05.2004

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
Neuss

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

## Datenübersicht zu § 68 PrüfbV



Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| (1) Daten zu den organisatorischen Grundlagen | | | |
| 1. Anwendung der Vorschriften des KWG über das Handelsbuch: ja (= 0) / nein (= 1) | 300 | 0 | 0 |
| 2. Personalbestand [1] | 001 | 1 | 1 |
| (2) Daten zur Vermögenslage | | | |
| 1. Nicht als haftendes Eigenkapital berücksichtigte stille Reserven nach § 340f HGB [2] | 002 | | |
| 2. Kursreserven bei Schuldverschreibungen und anderen festverzinslichen Wertpapieren | | | |
| a) Bruttobetrag der Kursreserven | 301 | 0 | 0 |
| b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3] | 302 | 0 | 0 |
| 3. Kursreserven bei Aktien und anderen nicht festverzinslichen Wertpapieren sowie Beteiligungen und Anteilen an verbundenen Unternehmen | | | |
| a) Bruttobetrag der Kursreserven | 303 | 839 | 0 |
| b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3] | 304 | 0 | 0 |
| 4. Vermiedene Abschreibungen auf Schuldverschreibungen und andere festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen | 305 | 0 | 0 |
| 5. Vermiedene Abschreibungen auf Aktien und andere nicht festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen | 306 | 0 | 0 |
| 6. Nicht realisierte Reserven in Grundstücken, grundstücksgleichen Rechten und Gebäuden (soweit sie als haftendes Eigenkapital nach § 10 Abs. 2b Nr. 6 KWG berücksichtigt werden) | 005 | 0 | 0 |
| 7. Eigenmittel nach § 10 oder § 53 KWG nach dem Stand bei Geschäftsschluß am Bilanzstichtag | | | |
| a) haftendes Eigenkapital | | | |
| aa) Kernkapital | 006 | 5.143 | 3.643 |

[1] Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer zuzüglich der Mitglieder der Geschäftsleitung; Teilzeitbeschäftigte sind anteilig einzubeziehen. Die Errechnung hat nach § 267 Abs. 5 HGB zu erfolgen. - [2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [3] Hier sind negative Ergebnisbeiträge aus den Sicherungsgeschäften mit den Kursreserven der gesicherten Aktiva zu verrechnen.

# Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| bb) Ergänzungskapital | 007 | 0,0 | 0,0 |
| b) Drittrangmittel | 307 | 0,0 | 0,0 |
| 8. Grundsatz (GS) I-Kennziffern | | | |
| a) Kennziffern des Einzelinstituts | | | |
| aa) Verhältnis nach § 2 Abs. 1 GS I | 010 | 71,3% | 49,9% |
| bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I | 308 | 45,4% | 41,4% |
| cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I | 309 | n.e.% (nicht ermittelt) | n.e.% (nicht ermittelt) |
| b) Kennziffern der Institutsgruppe [4)] | | | |
| aa) Verhältnis nach § 2 Abs. 1 GS I | 011 | 57,5% | 44,3% |
| bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I | 310 | 27,9% | 27,1% |
| cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I | 311 | n.e.% | n.e.% |
| Kontrollsumme für dv-technische Zwecke (002 + 005 bis 007 + 010 + 011 + 301 bis 311) | 550 | 5.984,0 | 3.644,6 |
| (3) Daten zur Liquidität und zur Refinanzierung | | n.e. | n.e. |
| 1. Verbindlichkeiten gegenüber Kreditinstituten, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kreditinstituten" überschreiten | 022<br>250 | 0 | 0 |
| 2. Verbindlichkeiten gegenüber Kunden, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kunden" überschreiten | 023<br>251 | 0 | 0 |
| 3. Dem Kreditinstitut zugesagte Refinanzierungsmöglichkeiten ohne diejenigen bei der Deutschen Bundesbank | | | |
| a) Zusagen | 024 | 0 | 0 |
| b) Inanspruchnahme | 025 | 0 | 0 |
| 4. Liquiditätsgrundsatzkennziffern | | | |
| Grundsatz (GS) II-Kennziffer | 312 | 349,0% | 577,0% |
| alternativ bis 30. Juni 2000 (bei Wahrnehmung der Übergangsregelung): | | | |
| a) GS II-Kennziffer | 027 | n.e. % | n.e. % |

[4)] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| b) GS III-Kennziffer | 028 | n.e. % | n.e. % |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 022 bis 025 + 027 + 028 + 250 + 251 + 312) | 501 | n.e. | n.e. |
| (4) Daten zur Ertragslage | | | |
| 1. Zinsergebnis | | | |
| a) Zinserträge [5] | 029 | 0 | 0 |
| b) Zinsaufwendungen | 030 | 0 | 0 |
| c) darunter: für stille Einlagen, für Genußrechte und für nachrangige Verbindlichkeiten | 031 | 0 | 0 |
| d) Zinsergebnis (a ./. b) | 032 | 0 | 0 |
| 2. Provisionsergebnis [6] | | | |
| a) Provisionserträge | 313 | 0 | 0 |
| b) Provisionsaufwendungen | 314 | 0 | 0 |
| c) Provisionsergebnis | 033 | 0 | 0 |
| nur von Kreditinstituten anzugeben, soweit sie keine Wertpapierhandelsbanken sind: | | | |
| 3. Nettoergebnis aus Finanzgeschäften nach § 340c Abs. 1 HGB | | | |
| a) aus Geschäften mit Wertpapieren des Handelsbestandes | 034 | | |
| b) aus Geschäften mit Devisen und Edelmetallen [7] | 035 | | |
| c) aus Geschäften mit Derivaten | 036 | | |
| nur von Finanzdienstleistungsinstituten und Wertpapierhandelsbanken anzugeben: | | | |
| 3. Aufwendungen und Erträge aus Finanzgeschäften | | | |
| a) Aufwendungen aus Geschäften mit Wertpapieren des Handelsbestandes | 315 | 0 | 0 |
| b) Erträge aus Geschäften mit Wertpapieren des Handelsbestandes | 316 | 0 | 0 |
| c) Aufwendungen aus Geschäften mit Devisen und Edelmetallen [7] | 317 | 0 | 0 |
| d) Erträge aus Geschäften mit Devisen und Edelmetallen [7] | 318 | 0 | 0 |
| e) Aufwendungen aus Geschäften mit Derivaten | 319 | 0 | 0 |

[5] Einschließlich laufender Erträge aus Beteiligungen, Erträgen aus Ergebnisabführungsverträgen und Leasinggebühren. - [6] Hier sind auch die Erträge und Aufwendungen für durchlaufende Kredite zu erfassen. - [7] Einschließlich der Gewinne und Verluste aus Devisentermingeschäften unabhängig davon, ob es sich um zins- oder kursbedingte Aufwendungen oder Erträge handelt.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| f) Erträge aus Geschäften mit Derivaten | 320 | 0 | 0 |
| Kontrollsumme (Eigenhandelsergebnis insgesamt) (034 bis 036 bzw. - 315 + 316 - 317 + 318 - 319 + 320) | 502 | 0 | 0 |
| 4. Ergebnis aus dem sonstigen nichtzinsabhängigen Geschäft [8] | 037 | 1.721 | 3.931 |
| 5. allgemeiner Verwaltungsaufwand | | | |
| a) Personalaufwand [9] | 038 | 17 | 21 |
| b) andere Verwaltungsaufwendungen [10] | 039 | 46 | 46 |
| Kontrollsumme (allg. Verwaltungsaufwand insges.) (Addition der Positionen 038 und 039) | 503 | 63 | 67 |
| 6. Sonstige und außerordentliche Erträge und Aufwendungen | | | |
| a) Erträge aus früheren Abschreibungen, Wertberichtigungen und Rückstellungen im Kreditgeschäft | 040 | 0 | 0 |
| b) Abschreibungen und Wertberichtigungen auf Forderungen sowie Zuführungen zu Rückstellungen im Kreditgeschäft | 041 | 0 | 0 |
| c) Erträge aus Zuschreibungen bei Wertpapieren der Liquiditätsreserve und aus Geschäften mit diesen Wertpapieren | 042 | 0 | 0 |
| d) Abschreibungen auf Wertpapiere der Liquiditätsreserve und Aufwendungen aus Geschäften mit diesen Wertpapieren | 043 | 0 | 0 |
| e) Erträge aus Zuschreibungen bei Finanzanlagen, Sachanlagen und immateriellen Anlagewerten sowie aus Geschäften mit diesen Gegenständen | 044 | 0 | 0 |
| f) Andere sonstige und außerordentliche Erträge [11] | 045 | 17 | 18 |

[8] Hier sind die Ergebnisse aus Warenverkehr und Nebenbetrieben sowie alle anderen ordentlichen Ergebnisse aus dem nichtzinsabhängigen Geschäft einzuordnen, die nicht unter Nummer (4) 2 oder 3 fallen. - [9] Einschließlich Aufwendungen für vertraglich vereinbarte feste Tätigkeitsvergütungen an die persönlich haftenden Gesellschafter von Privatbankiers. Aufwendungen für von fremden Arbeitgebern angemietete Arbeitskräfte sind dem anderen Verwaltungsaufwand zuzurechnen. - [10] Hierunter fallen unter anderem Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Anlagewerte, ausgenommen außerordentliche Abschreibungen. Zu erfassen sind hier alle Steuern außer Steuern vom Einkommen und vom Ertrag. - [11] Hier sind alle Erträge anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Erträge aus Verlustübernahmen und aus baren bilanzunwirksamen Ansprüchen.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| g) Abschreibungen und Wertberichtigungen auf Finanzanlagen, Sachanlagen und immaterielle Anlagewerte sowie Aufwendungen aus Geschäften mit diesen Gegenständen | 046 | 96 | 639 |
| h) Andere sonstige und außerordentliche Aufwendungen [12] | 047 | 327 | 46 |
| Kontrollsumme (sonstiges / außerordentliches Ergebnis) (040 - 041 + 042 - 043 + 044 + 045 - 046 - 047) | 504 | -406 | -667 |
| 7. Steuern vom Einkommen und vom Ertrag | 048 | 438 | 1.549 |
| 8. Erträge aus Verlustübernahmen und baren bilanzunwirksamen Ansprüchen | 049 | 0 | 0 |
| 9. Aufwendungen aus der Bildung von Vorsorgereserven nach § 340f und § 340g HGB | 050 | 0 | 0 |
| 10. Erträge aus der Auflösung von Vorsorgereserven nach § 340f und § 340g HGB [2] | 051 | 0 | 0 |
| 11. Aufgrund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinnabführungsvertrages abgeführte Gewinne | 052 | 0 | 0 |
| Kontrollsumme (Jahresüberschuß/-fehlbetrag) (032 + 033 + 502 + 037 - 503 + 504 - 048 + 049 - 050 + 051 - 052) | 505 | 814 | 1.648 |
| 12. Gewinnvortrag aus dem Vorjahr | 053 | 39 | 1.419 |
| 13. Verlustvortrag aus dem Vorjahr | 054 | 0 | 0 |
| 14. Entnahmen aus Kapital- und Gewinnrücklagen | 055 | 0 | 0 |
| 15. Einstellungen in Kapital- und Gewinnrücklagen | 056 | 0 | 0 |
| 16. Entnahmen aus Genußrechtskapital | 057 | 0 | 0 |
| 17. Wiederauffüllung des Genußrechtskapitals | 058 | 0 | 0 |
| Kontrollsumme (Bilanzgewinn/-verlust) (505 + 053 - 054 + 055 - 056 + 057 - 058) | 506 | 853 | 3.067 |

[2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [12] Hier sind alle Aufwendungen anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Aufwendungen aus Gewinnabführungen.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R

Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| (5) Angaben zum Zinsänderungsrisiko [13] | | | |
| 1. Festzinsaktiva zum Bilanzstichtag [14] | 059 | k.A. (keine Angabe) | k.A. (keine Angabe) |
| 2. Durchschnittszinssatz der Festzinsaktiva | 065 | k.A. % | k.A. % |
| 3. Festzinspassiva zum Bilanzstichtag [14] | 066 | 0 | 0 |
| 4. Durchschnittszinssatz der Festzinspassiva | 072 | k.A. % | k.A. % |
| Kontrollsumme für dv-technische Zwecke (059 + 065 + 066 + 072) | 507 | k.A. | k.A. |
| (6) Daten zum Kreditgeschäft | | | |
| 1. Höhe des Kreditvolumens [15] | 073 | 3300 | 2135 |
| 2. darunter: Kredite an Nichtbanken | 074 | 1427 | 1683 |
| 3. Geprüftes Kreditvolumen [15] | 075 | 3300 | 2135 |
| 4. darunter: Kredite an Nichtbanken | 321 | 1427 | 1683 |
| 5. Risikogruppierung des geprüften Interbanken-kreditvolumens [15] | | | |
| a) Kredite ohne erkennbares Risiko | 322 | 0 | 0 |
| b) Kredite mit erhöhten latenten Risiken | 323 | 0 | 0 |
| c) Wertberichtigte Kredite vor Absetzung von Einzel-wertberichtigungen | 324 | 0 | 0 |
| d) darunter: Summe der in den wertberichtigten Kre-diten (c) enthaltenen Blankoanteile (vor Ab-setzung der EWB) | 325 | 0 | 0 |
| e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen | 326 | 0 | 0 |
| 6. Risikogruppierung des geprüften Nichtbanken-kreditvolumens [15] | | | |
| a) Kredite ohne erkennbares Risiko | 327 | 1.427 | 452 |
| b) Kredite mit erhöhten latenten Risiken | 328 | 0 | 72 |
| c) Wertberichtigte Kredite vor Absetzung von Einzel-wertberichtigungen | 329 | 1.611 | 1.611 |

[13] Sofern die Steuerung der Zinsänderungsrisiken nach der Zinsbindungsbilanz erfolgt. - [14] Die Höhe der Festzinsaktiva oder -passiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben. [15] Ungekürzte Inanspruchnahme unter Zugrundelegung von § 19 Abs. 1 KWG und vor Abzug von Wertberichtigungen.

# Datenübersicht zu § 68 PrüfbV



Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB) | 330 | 1.611 | 1.611 |
| e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen | 331 | 0 | 0 |
| 7. Unversteuerte Pauschalwertberichtigungen [16] | | | |
| a) Bestand in der Vorjahresbilanz | 079 | 0 | 0 |
| b) Neuer Bestand | 080 | 0 | 0 |
| 8. Einzelwertberichtigungen | | | |
| a) Bestand in der Vorjahresbilanz | 332 | 0 | 0 |
| b) Verbrauch | 333 | 0 | 0 |
| c) Auflösung | 334 | 0 | 0 |
| d) Bildung | 335 | 0 | 0 |
| e) Neuer Stand | 336 | 0 | 0 |
| 9. Rückstellungen im Kreditgeschäft [17] | | | |
| a) Bestand in der Vorjahresbilanz | 337 | 0 | 0 |
| b) Verbrauch | 338 | 0 | 0 |
| c) Auflösung | 339 | 0 | 0 |
| d) Bildung | 340 | 0 | 0 |
| e) Neuer Stand | 341 | 0 | 0 |
| 10. Abschreibungen auf Forderungen zu Lasten der Gewinn- und Verlustrechnung | 086 | 0 | 0 |
| 11. Zur Rettung von Forderungen erworbene Grundstücke und Gebäude | 087 | 0 | 0 |
| 12. Anmerkungsbedürftige Großkredite | 088 | 0 | 0 |
| 13. bei Nichtanwendung der Vorschriften des KWG über das Handelsbuch: | | | |
| Zahl der Überschreitungen der Großkrediteinzelobergrenze nach § 13 Abs. 3 Satz 1 KWG | | 0 | 0 |
| a) des geprüften Einzelinstituts | 342 | 0 | 0 |
| b) der Institutsgruppe [4] | 343 | 0 | 0 |

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [16] Einschließlich der unter den Rückstellungen ausgewiesenen Beträge. - [17] Soweit Pauschalwertberichtigungen als Rückstellungen ausgewiesen werden, sind sie unter Nummer (6) 7 anzugeben.

# Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| bei Anwendung der Vorschriften des KWG über das Handelsbuch: | | | |
| a) Zahl der Überschreitungen der Anlagebuch-Großkrediteinzelobergrenze nach § 13a Abs. 3 Satz 1 KWG | | | |
| aa) des geprüften Einzelinstituts | 344 | k.A. Stk. | k.A. Stk. |
| bb) der Institutsgruppe [4] | 345 | k.A. Stk. | k.A. Stk. |
| b) Zahl der Überschreitungen der Gesamtbuch-Großkrediteinzelobergrenze nach § 13a Abs. 4 Satz 1 oder 3 KWG | | | |
| aa) des geprüften Einzelinstituts | 346 | k.A. Stk. | k.A. Stk. |
| bb) der Institutsgruppe [4] | 347 | k.A. Stk. | k.A. Stk. |
| 14. Bedeutende Beteiligungen an Unternehmen außerhalb des Finanzsektors, deren Nennbetrag 15 vom Hundert des haftenden Eigenkapitals des Einlagenkreditinstituts übersteigt [18] | | | |
| a) des geprüften Einzelinstituts | 348 | | |
| | 349 | 1 Stk. | 1 Stk. |
| b) der Institutsgruppe [19] | 350 | | |
| | 351 | 1 Stk. | 1 Stk. |
| 15. darunter: Anteile nach § 12 Abs. 1 Satz 3 KWG | 352 | 0 | 0 |
| 16. darunter: unter § 64a KWG fallende Anteile | 353 | 0 | 0 |
| Kontrollsumme für dv-technische Zwecke (073 bis 075 + 079 + 080 + 086 bis 088 + 321 bis 353) | 551 | k.A. | k.A. |
| (7) Bilanzunwirksame Ansprüche | | | |
| 1. Bare bilanzunwirksame Ansprüche | | | |
| a) im Berichtsjahr [20] | 091 | 0 | 0 |
| b) Bestand am Jahresende | 092 | 0 | 0 |

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [18] Bedeutende Beteiligungen nach § 12 Abs. 1 Satz 1 KWG einschließlich der Anteile, die unter die Regelung des § 12 Abs. 1 Satz 3 KWG oder § 64a KWG fallen. - [19] Soweit die Relation auch auf konsolidierter Basis nach § 12 Abs. 2 KWG eingehalten werden muß, ist diese Angabe hier zusätzlich aufzunehmen. - [20] Nettoposition (erhaltene ./. zurückgezahlte).

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Unbare bilanzunwirksame Ansprüche | | | |
| a) im Berichtsjahr [20] | 093 | 0 | 0 |
| b) Bestand am Jahresende | 094 | 0 | 0 |
| (8) Ergänzende Angaben | | | |
| 1. Abweichungen im Sinne von § 284 Abs. 2 Nr. 3 HGB | | | |
| a) von Bilanzierungsmethoden ja (= 0) / nein (= 1) | 095 | 0 | 0 |
| b) von Bewertungsmethoden ja (= 0) / nein (= 1) | 096 | 0 | 0 |
| 2. Gesamtvolumen der Termingeschäfte im Sinne des § 36 RechKredV [21] | | | |
| a) Termingeschäfte in fremden Währungen | 097 | 0 | 0 |
| b) darunter: zur Deckung von Wechselkurs-schwankungen | 098 | 0 | 0 |
| c) darunter: Handelsgeschäfte | 099 | 0 | 0 |
| d) zinsbezogene Termingeschäfte | 100 | 0 | 0 |
| e) darunter: zur Deckung von Zins- oder Markt-preisschwankungen | 101 | 0 | 0 |
| f) darunter: Handelsgeschäfte | 102 | 0 | 0 |
| g) Termingeschäfte mit sonstigen Preisrisiken | 103 | 0 | 0 |
| h) darunter: zur Deckung von Zins- oder Markt-preisschwankungen | 104 | 0 | 0 |
| i) darunter: Handelsgeschäfte | 105 | 0 | 0 |
| 3. Buchwert der in Pension gegebenen Vermögens-gegenstände bei echten Pensionsgeschäften (§ 340b Abs. 4 Satz 4 HGB) | 106 | 0 | 0 |
| 4. Betrag der nicht mit dem Niederstwert bewerteten börsenfähigen Wertpapiere bei den folgenden Posten (§ 35 Abs. 1 Nr. 2 RechKredV) | | | |
| a) Schuldverschreibungen und andere festver-zinsliche Wertpapiere (Aktivposten Nr. 5) | 107 | 0 | 0 |
| b) Aktien und andere nicht festverzinsliche Wert-papiere (Aktivposten Nr. 6) | 108 | 0 | 0 |

[20] Nettoposition (erhaltene ./. zurückgezahlte). - [21] Kapitalbeträge, Liefer- oder Abnahmeverpflichtungen, bei Usance-Geschäften nur die Zahlungsseite. Es ist jeweils auf die Hauptrisikokomponenten abzustellen.

# Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 5. Leasinggeschäft | | | |
| a) Gesamtbestand der aktivierten Leasinggegenstände | 109 | 0 | 0 |
| b) Im Aufwandsposten Nr. 5 (Kontoform) oder 11 (Staffelform) enthaltene Abschreibungen und Wertberichtigungen auf Leasinggegenstände | 110 | 0 | 0 |
| c) Im Ertragsposten Nr. 8 enthaltene Erträge aus Leasinggeschäften | 111 | 0 | 0 |
| 6. Nachrangige Vermögensgegenstände | | | |
| a) Nachrangige Forderungen an Kreditinstitute | 112 | 0 | 0 |
| b) Nachrangige Forderungen an Kunden | 113 | 0 | 0 |
| c) Sonstige nachrangige Vermögensgegenstände | 114 | 0 | 0 |
| 7. Aufgliederung der börsenfähigen Wertpapiere nach börsennotierten und nicht börsennotierten Wertpapieren (§ 35 Abs. 1 Nr. 1 RechKredV) [22] | | | |
| a) Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten Nr. 5) | | | |
| aa) börsennotiert | 115 | 0 | 0 |
| bb) nicht börsennotiert | 116 | 0 | 0 |
| b) Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten Nr. 6) | | | |
| aa) börsennotiert | 117 | 2.750 | 1.000 |
| bb) nicht börsennotiert | 118 | 0 | 0 |
| c) Beteiligungen (Aktivposten Nr. 7) | | | |
| aa) börsennotiert | 119 | 0 | 0 |
| bb) nicht börsennotiert | 120 | 0 | 0 |
| d) Anteile an verbundenen Unternehmen (Aktivposten Nr. 8) | | | |
| aa) börsennotiert | 121 | 0 | 0 |
| bb) nicht börsennotiert | 122 | 2.984 | 1.734 |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 095 bis 122) | 509 | 5.734,0 | 2.734,0 |

[22] Investmentanteile im Sinne des KAGG sind nicht einzubeziehen.

# Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R

Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 8. Fristengliederung der Forderungen und Verbindlichkeiten nach § 340d HGB in Verbindung mit § 9 RechKredV | | | |
| a) Andere Forderungen an Kreditinstitute mit Ausnahme der darin enthaltenenen Bausparguthaben aus abgeschlossenen Bausparverträgen (Aktivposten Nr. 3b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 354 | 262 | 452 |
| bb) mehr als drei Monate bis ein Jahr | 355 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 356 | 0 | 0 |
| dd) mehr als fünf Jahre | 357 | 0 | 0 |
| b) Forderungen an Kunden (Aktivposten Nr. 4) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 358 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 359 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 360 | 0 | 0 |
| dd) mehr als fünf Jahre | 361 | 0 | 0 |
| c) Verbindlichkeiten gegenüber Kreditinstituten mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 1b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 362 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 363 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 364 | 0 | 0 |
| dd) mehr als fünf Jahre | 365 | 0 | 0 |
| d) Spareinlagen mit vereinbarter Kündigungsfrist (Passivposten Nr. 2a ab) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 366 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 367 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 368 | 0 | 0 |
| dd) mehr als fünf Jahre | 369 | 0 | 0 |
| e) Andere Verbindlichkeiten gegenüber Kunden mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 2b bb) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 370 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 371 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 372 | 0 | 0 |
| dd) mehr als fünf Jahre | 373 | 0 | 0 |

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| f) Andere verbriefte Verbindlichkeiten (Passivposten Nr. 3b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 374 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 375 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 376 | 0 | 0 |
| dd) mehr als fünf Jahre | 377 | 0 | 0 |
| g) Im Posten "Forderungen an Kunden" (Aktivposten Nr. 4) enthaltene Forderungen mit unbestimmter Laufzeit | 378 | 0 | 0 |
| h) Im Posten "Schuldverschreibungen und andere festverzinsliche Wertpapiere" (Aktivposten Nr. 5) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden | 379 | 0 | 0 |
| i) Im Unterposten "begebene Schuldverschreibungen" (Passivposten Nr. 3a) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden | 380 | 0 | 0 |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 354 bis 380) | 552 | 262 | 452 |
| zu (5) Angaben zum Zinsänderungsrisiko hier: Gliederung der Festzinsaktiva und Festzinspassiva nach Restlaufzeiten in Jahren | | | |
| 1. Festzinsaktiva am Bilanzstichtag [14] | | | |
| entweder | | | |
| a) Restlaufzeit mehr als ein Jahr | 060 | k.A. | k.A. |
| b) Restlaufzeit mehr als zwei Jahre | 061 | k.A. | k.A. |
| c) Restlaufzeit mehr als drei Jahre | 062 | k.A. | k.A. |
| d) Restlaufzeit mehr als vier Jahre | 063 | k.A. | k.A. |
| e) Restlaufzeit mehr als fünf Jahre | 064 | k.A. | k.A. |
| oder | | | |
| f) Restlaufzeit bis zu einem Jahr | 252 | k.A. | k.A. |
| g) Restlaufzeit von einem bis zu zwei Jahren | 253 | k.A. | k.A. |
| h) Restlaufzeit von zwei bis zu drei Jahren | 254 | k.A. | k.A. |
| i) Restlaufzeit von drei bis zu vier Jahren | 255 | k.A. | k.A. |
| j) Restlaufzeit von vier bis zu fünf Jahren | 256 | k.A. | k.A. |

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

## Datenübersicht zu § 68 PrüfbV



Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R

Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Festzinspassiva am Bilanzstichtag [14)] | | | |
| entweder | | | |
| a) Restlaufzeit mehr als ein Jahr | 067 | k.A. | k.A. |
| b) Restlaufzeit mehr als zwei Jahre | 068 | k.A. | k.A. |
| c) Restlaufzeit mehr als drei Jahre | 069 | k.A. | k.A. |
| d) Restlaufzeit mehr als vier Jahre | 070 | k.A. | k.A. |
| e) Restlaufzeit mehr als fünf Jahre | 071 | k.A. | k.A. |
| oder | | | |
| f) Restlaufzeit bis zu einem Jahr | 257 | k.A. | k.A. |
| g) Restlaufzeit von einem bis zu zwei Jahren | 258 | k.A. | k.A. |
| h) Restlaufzeit von zwei bis zu drei Jahren | 259 | k.A. | k.A. |
| i) Restlaufzeit von drei bis zu vier Jahren | 260 | k.A. | k.A. |
| j) Restlaufzeit von vier bis zu fünf Jahren | 261 | k.A. | k.A. |
| Ergänzungen zur Datenübersicht von Realkreditinstituten: | | | |
| (1) Zusätzliche Daten zum Kreditgeschäft von Hypothekenbanken | | | |
| 1. Hypothekendarlehen | | | |
| a) Hypothekendarlehen innerhalb der Beleihungsgrenze (§ 11 HypBkG) | 150 | k.A. | k.A. |
| b) Hypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze) | 151 | k.A. | k.A. |
| c) Höchstgrenze nach § 5 Abs. 1 Nr. 2 HypBkG | 152 | k.A. | k.A. |
| d) Deckungshypotheken insgesamt | 153 | k.A. | k.A. |
| e) Deckungshypotheken an Bauplätzen und noch nicht ertragsfähigen Neubauten | 154 | k.A. | k.A. |
| f) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 1 HypBkG | 155 | k.A. | k.A. |
| h) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 2 HypBkG | 157 | k.A. | k.A. |
| g) Deckungshypotheken an Bauplätzen | 156 | k.A. | k.A. |

[14)] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Kommunalkredite | | | |
| a) Kommunalkreditbestand insgesamt | 158 | k.A. | k.A. |
| b) Kommunalverbürgte Darlehen | 159 | k.A. | k.A. |
| c) Kommunalkredite an andere Mitgliedstaaten der Europäischen Union und unterstaatliche Stellen im Sinne des § 5 Abs. 1 Nr. 1 HypBkG insgesamt | 160 | k.A. | k.A. |
| d) Höchstgrenze nach § 5 Abs. 1 Nr. 1 HypBkG | 161 | k.A. | k.A. |
| 3. Beteiligungen | | | |
| a) Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG | 162 | k.A. | k.A. |
| b) Höchstgrenze des Gesamtbetrages solcher Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG | 163 | k.A. | k.A. |
| (2) Zusätzliche Daten zum Kreditgeschäft von Schiffspfandbriefbanken | | | |
| 1. Schiffshypothekendarlehen | | k.A. | k.A. |
| a) Schiffshypothekendarlehen innerhalb der Beleihungsgrenze (§ 10 Abs. 2 SchBG) | 164 | k.A. | k.A. |
| b) Schiffshypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze) | 165 | k.A. | k.A. |
| 2. Schiffskommunalkredite | 166 | k.A. | k.A. |
| 3. Gewährleistungen für Darlehen Dritter | 167 | k.A. | k.A. |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 150 bis 167) | 511 | k.A. | k.A. |
| (3) Ergänzende Angaben für Hypothekenbanken | | | |
| 1. Bestand der eigenen Schuldverschreibungen | 168 | k.A. | k.A. |
| 2. Umsatz bei Wertpapieren [23)] | | | |
| a) Ankäufe | 169 | k.A. | k.A. |

[23)] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| b) Verkäufe | 170 | k.A. | k.A. |
| 3. Umsatz bei Schuldscheindarlehen [23)] | | | |
| a) Ankäufe | 171 | k.A. | k.A. |
| b) Verkäufe | 172 | k.A. | k.A. |
| (4) Ergänzende Angaben für Schiffspfandbriefbanken | | | |
| 1. Bestand der eigenen Schuldverschreibungen | 173 | k.A. | k.A. |
| 2. Umsatz bei Wertpapieren [24)] | | | |
| a) Ankäufe | 174 | k.A. | k.A. |
| b) Verkäufe | 175 | k.A. | k.A. |
| 3. Umsatz bei Schuldscheindarlehen [24)] | | | |
| a) Ankäufe | 176 | k.A. | k.A. |
| b) Verkäufe | 177 | k.A. | k.A. |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 168 bis 177) | 512 | k.A. | k.A. |

[23)] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist. - [24)] Schiffspfandbriefbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Anlage Nr. 7

## Besonderer Teil

1. Erläuterungen zum Jahresabschluss zum 31.12.2003 (Formblatt 1)

Die laufenden Nummern der Bilanzpositionen entsprechen der Gliederung in Formblatt 1 und Formblatt 3.

### I. AKTIVA

| | | | |
|---|---|---|---|
| 3. Forderungen an Kreditinstitute | | € | 262.351,84 |
| | Vj. | € | 451.783,42 |

Der Betrag entfällt auf das Konto bei der Commerzbank AG, Düsseldorf, Konto-Nr. 490470200. Der Saldo ist vom Kreditinstitut am 02.02.2004 bestätigt worden.

| | | | |
|---|---|---|---|
| 6. Aktien und andere nicht festverzinsliche Wertpapiere | | € | 2.750.000,00 |
| | Vj. | € | 1.000.000,00 |

Zusammensetzung:

| | Anschaffungskosten = Buchwert € | Stichtagswert € |
|---|---|---|
| HPM SICAV TIMING Global Plus | 250.000,00 | 418.861,84 |
| HPM Invest Golden Dynamic Plus | 2.500.000,00 | 3.169.638,61 |
| | 2.750.000,00 | 3.588.500,45 |

Im Berichtsjahr wurden Anteile an HPM Invest Golden Dynamic Plus für € 1.750.000,00 erworben.
Es besteht eine Kursreserve von € 838.500,45.

7. Beteiligungen

| | | |
|---|---|---|
| | € | 2,00 |
| Vj. | € | 2,00 |

Zusammensetzung:

| | 31.12.2003 € | 31.12.2002 € |
|---|---|---|
| a) Innovativ Capital AG, München (2,33 %) | 1,00 | 1,00 |
| b) Sitebuilder.com, Washington D.C./USA (3 %) | 1,00 | 1,00 |
| | 2,00 | 2,00 |

Zu a)

Es handelt sich um eine Beteiligung an einer Joint-Venture Capital-Gesellschaft mit einem Zeichnungsvolumen von € 122.500,00 abzüglich eines Zeichnungsrabatts von € 8.575,00. Die Beteiligung wurde aufgrund der schlechten Finanzlage der Innovativ Capital AG in 2002 abgeschrieben.

Zu b)

Das Engagement an der Sitebuilder.com betrug umgerechnet € 59.085,69 (DM 115.561,56) und erfolgte im September und Oktober 2000. Die Erfolgsaussichten dieser Internetfirma waren zum Stichtag (wie im Vorjahr) negativ, so dass es bei dem Erinnerungswert von € 1,00 geblieben ist.

| | | |
|---|---|---|
| 8. Anteile an verbundenen Unternehmen | € | 2.984.273,28 |
| | Vj. € | 1.734.273,28 |

Darunter an Finanzdienstleistungs-
institut: € 2.754.190,93
(Vj. € 1.504.190,93)

Zusammensetzung:

a) HPM Portfolio Management GmbH, Düsseldorf

| | | |
|---|---|---|
| Sacheinlagewert des 100 %igen Geschäftsanteils | € | 779.720,12 |
| **Kapitalerhöhung** | | |
| Bisheriges Kapital | | |
| Kapitalerhöhung 1999 | € | 224.435,41 |
| Kapitalerhöhung 2000 | € | 500.035,40 |
| Kapitalerhöhung 2003 | € | 1.250.000,00 |
| Wert 31.12.2003 | € | 2.754.190,93 |

Es handelt sich um ein Finanzdienstleistungsunternehmen, mit dem seit 1998 ein Ergebnisabführungsvertrag besteht. Die Erträge aus der Gewinnabführung sind in der Gewinn- und Verlustrechnung (Formblatt 3) in Position 4. ausgewiesen.

b) Vision@Technologie AG, Düsseldorf

Die Beteiligung an dem Technologie-Unternehmen, das überwiegend sog. Mini-CD-ROM vertreibt und erstellt, wurde im Geschäftsjahr auf 95% aufgestockt. Die Anteile sind nicht werthaltig und wurden zum Stichtag auf € 1,00 abgeschrieben (vgl. Entwicklung des Anlagevermögens, Anlage Nr. 3 Seite 4). Die außerplanmäßige Abschreibung betrug € 95.567,83

c) ekip.de AG, Düsseldorf

| | | |
|---|---|---|
| 80 %-Gründungsbeteiligung | € | 230.081,35 |

Die DBH hat sich als 80 %-Gründungsgesellschafter an einem Unternehmen beteiligt, das Internetdienstleistungen (Newsletter, Bannerwerbung u.a.) im Finanzsektor anbietet. Das Unternehmen befindet sich noch im Aufbaustadium.

| | | |
|---|---|---|
| **insgesamt a) – c)** | € | 2.984.273,28 |

| | | | |
|---|---|---|---|
| 15. Sonstige Vermögensgegenstände | | € | 1.426.601,31 |
| | Vj. | € | 4.480.371,78 |

| | | |
|---|---|---|
| a) Forderungen gegen HPM Portfolio Management GmbH (HPM) | € | 1.122.250,35 |
| b) Forderungen aus Steueransprüchen | € | 304.349,96 |
| c) Forderung ALS-Gesellschafter | € | 1,00 |
| insgesamt | € | 1.426.601,31 |

Zu a)

Es handelt sich um Forderungen aus dem laufenden Geschäftsjahr gegen die Tochtergesellschaft, die einen gleichlautenden Saldo ausweist.

Zu b)

Umsatzsteuer:

| | | | | |
|---|---|---|---|---|
| Voranmeldung IV/2003 | € | 133.144,69 | | |
| Jahreserklärung 2003 | | 16.874,84 | € | 150.019,53 |
| Rechtsbehelf 2001 | | | | 33.660,43 |
| insgesamt | | | € | 183.679,96 |
| **Körperschaftsteuer:** | | | | |
| Steuerveranlagung 2001 | € | -977,00 | | |
| Steuererklärung 2003 | | 115.600,00 | € | 114.623,00 |
| **Solidaritätszuschlag:** | | | | |
| Steuerveranlagung 2001 | € | -53,00 | | |
| Steuererklärung 2003 | | 6.100,00 | € | 6.047,00 |
| Steuererstattungsanspruch | | | € | 304.349,96 |

Zu c) Forderung ALS-Gesellschafter

Entwicklung:

| | | |
|---|---|---|
| Verkaufspreis für ALS-Aktien | € | 1.431.617,27 |
| Auszahlungen an Herrn Flurschütz | € | 178.952,16 |
| Anschaffungskosten | € | 1.610.569,43 |
| Wertberichtigung | € | 1.610.568,43 |
| Buchwert 31.12.2003 | € | 1,00 |

Das Darlehen ist durch Aktien an der ALS besichert. Die Werthaltigkeit der Aktien und die Vermögensverhältnisse des Gründungsgesellschafters machen eine vollständige Wertberichtigung erforderlich. Am Bilanzstichtag ist mit einer Rückzahlung (Laufzeitende 2003) nicht zu rechnen. Die Endabrechnung des Herrn Flurschütz lag zum Prüfungszeitpunkt noch nicht vor.

## II. PASSIVA

5. Sonstige Verbindlichkeiten € 8.755,99
Vj. € 14.696,48

| | | |
|---|---|---|
| Überzahlung von Altaktionären | € | 4.231,93 |
| Aufsichtsratsvergütungen | € | 2.556,58 |
| Arbeitnehmer | € | 891,22 |
| Finanzamt wg. Lohnsteuer | € | 774,02 |
| Sonstiges | € | 302,24 |
| Wert 31.12.2002 | € | 8.755,99 |

7. Rückstellungen € 1.418.281,00
Vj. € 941.461,00

7. a) Rückstellungen für Pensionen € 6.481,00
Vj. € 5.061,00

Pensionsanwartschaft zugunsten des alleinigen Vorstandes auf der Grundlage der erteilten Zusage vom 30.07.1998.

7. b) Steuerrückstellungen € 1.081.200,00
Vj. € 910.400,00

Zusammensetzung

| | 01.01.2003 € | Auflösung € | Zuführung € | 31.12.2003 € |
|---|---|---|---|---|
| Gewerbesteuer 2001 | | | 47.300,00 | 47.300,00 |
| Gewerbesteuer 2002 | 395.200,00 | | | 395.200,00 |
| Gewerbesteuer 2003 | | | 180.000,00 | 180.000,00 |
| Körperschaftsteuer/ Solidaritätszuschlag 2002 | 515.200,00 | 56.500,00 | | 458.700,00 |
| | 910.400,00 | 56.500,00 | 227.300,00 | 1.081.200,00 |

7. c) Andere Rückstellungen € 330.600,00

Vj. € 26.000,00

Zusammensetzung:

| | Bestand 01.01.2003 € | Inanspruch-nahme 2003 € | Auflösung 2003 € | Zuführung 2003 € | Bestand 31.12.2003 € |
|---|---|---|---|---|---|
| Jahresabschlusserstellung, -prüfung und Steuerberatung 2001 | 6.000,00 | 4.383,10 | 1.616,90 | 0,00 | 0,00 |
| Jahresabschlusserstellung, -prüfung und Steuerberatung 2002 | 20.000,00 | 13.840,48 | 2.159,52 | 0,00 | 4.000,00 |
| Jahresabschlusserstellung, -prüfung und Steuerberatung 2003 | 0,00 | 0,00 | 0,00 | 16.500,00 | 16.500,00 |
| Dritthaftungsrisiko Vision | 0,00 | 0,00 | 0,00 | 294.000,00 | 294.000,00 |
| Mieten | 0,00 | 0,00 | 0,00 | 15.400,00 | 15.400,00 |
| Archivierungsaufwendungen | 0,00 | 0,00 | 0,00 | 700,00 | 700,00 |
| | 26.000,00 | 18.223,58 | 3.776,42 | 326.600,00 | 330.600,00 |

Die Rückstellung für Jahresabschlusskosten ist durch eine Schätzung auf Basis der Vorjahreszahlen belegt.

Die Rückstellung für das Dritthaftungsrisiko Vision wurde aufgrund einer möglichen Inanspruchnahme der DBH durch die Vision gebildet. Die Vision begründet diesen Anspruch mit einem Gerichtsverfahren, das gegen die Vision geführt wird und das die Muttergesellschaft DBH zu verantworten hätte. Der Rückstellungsbildung liegt eine Berechnung eines Rechtsanwalts zugrunde.

Die Rückstellung für Mieten betrifft ausstehende Mietabrechnungen für das Geschäftsjahr 2003.

Die Rückstellung für Archivierungsaufwendungen ist eine öffentlich rechtliche Verpflichtung zur Aufbewahrung von Geschäftsunterlagen und wurde auf Basis einer Berechnung der Gesellschaft gebildet.

| | | |
|---|---|---|
| 12. Eigenkapital | € | 5.996.191,44 |
| Vj. | € | 6.710.273,00 |

| | | |
|---|---|---|
| a) Gezeichnetes Kapital | € | 1.380.000,00 |
| Vj. | € | 1.175.971,33 |

Das Grundkapital wurde auf Euro umgestellt und aus Gesellschaftsmitteln (Kapitalrücklage) erhöht (Vgl. Allgemeiner Teil, E.I. zu Nr. 1, Grundkapital):

| | | |
|---|---|---|
| Grundkapital 01.01.2003 | € | 1.175.971,33 |
| Kapitalerhöhung aus Gesellschaftsmitteln (Kapitalrücklage) | | 204.028,67 |
| Grundkapital 31.12.2003 | € | 1.380.000,00 |

eingeteilt in 460.000 Aktien à € 3,00

Vom Grundkapital entfallen am 31.12.2003
285.000 Stück Inhaberaktien (= € 855.000,00) auf Henry Littig und
175.000 Stück Inhaberaktien (= € 525.000,00) auf „The Bank of New York"
als Depositär der ADR's.

| | | |
|---|---|---|
| b) Kapitalrücklage | € | 2.262.954,65 |
| Vj. | € | 2.466.983,32 |

Zusammensetzung und Entwicklung:

| | | | | |
|---|---|---|---|---|
| Ausgabeaufschlag aus der ersten ADR-Begebung 1999 = | | | € | 1.342.141,19 |
| Ausgabeaufschlag aus der zweiten ADR-Begebung 2001 | | | | |
| Mittelzufluss aus Kapitalerhöhung | € | 1.840.650,77 | | |
| Anteil der Altaktionäre am Mittelzufluss | € | -613.550,26 | | |
| Anteiliges Grundkapital für Kapitalerhöhung | € | -102.258,38 | | |
| Ausgabeaufschlag | € | 1.124.842,13 | € | 1.124.842,13 |
| Kapitalerhöhung im Rahmen der Euroumstellung 2003 | | | € | -204.028,67 |
| Wert 31.12.2003 | | | € | 2.262.954,65 |

| | | |
|---|---|---|
| c) Gewinnrücklagen | | € 1.500.000,00 |
| | Vj. | € 0,00 |

cd) Andere Gewinnrücklagen

Gemäß Hauptversammlungsbeschluss vom 05.08.2003 wurden € 1.500.000,00 in die anderen Gewinnrücklagen eingestellt.

| | | |
|---|---|---|
| f) Bilanzgewinn | | € 853.236,79 |
| | Vj. | € 3.067.318,35 |

Entwicklung:

| | | |
|---|---|---|
| Gewinnvortrag 01.01.2003 | € | 3.067.318,35 |
| Dividende 2002 (130% auf das Grundkapital von € 1.175.971,33) | € | -1.528.762,73 |
| Gewinnvortrag 31.12.2003 | € | 1.538.555,62 |
| Einstellung in Gewinnrücklagen | € | -1.500.000,00 |
| Jahresüberschuss 2003 | € | 814.681,17 |
| Bilanzgewinn 31.12.2003 | € | 853.236,79 |

- übereinstimmend mit dem Formblatt 3 -

B. Erläuterungen zur Gewinn- und Verlustrechnung für das Geschäftsjahr vom 01.01. bis 31.12.2003

| | | | |
|---|---|---|---|
| 2. Zinsaufwendungen | | € | 0,00 |
| | Vj. | € | 212,32 |

Im Vorjahr wurden Kontokorrentzinsen ausgewiesen.

| | | | |
|---|---|---|---|
| 4. Ertrag aus Gewinnabführungsvertrag | | € | 1.720.869,99 |
| | Vj. | € | 3.930.516,01 |

HPM Portfolio Management GmbH, Gewinnabführung aufgrund des Ergebnisabführungsvertrages vom 30.12.1998.

| | | | |
|---|---|---|---|
| 8. Sonstige betriebliche Erträge | | € | 16.620,38 |
| | Vj. | € | 18.077,36 |

Zusammensetzung:

| | | |
|---|---|---|
| Zinserträge aus Steuerforderungen | € | 7.556,00 |
| Erträge aus der Auflösung von Rückstellungen | € | 3.776,42 |
| Erstattung Aufsichtsratsvergütungen | € | 4.909,89 |
| Erstattung ADR-Programm | € | 378,07 |
| insgesamt | € | 16.620,38 |

| | | | |
|---|---|---|---|
| 10. Allgemeine Verwaltungsaufwendungen | | € | 62.959,24 |
| | Vj. | € | 66.458,62 |

a) Personalaufwand

| | 2003 € | 2002 € |
|---|---|---|
| aa) Löhne und Gehälter | 15.200,96 | 20.291,66 |
| ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung<br>Davon für Altersversorung:<br>€ 1.420,00 (Vj. € 0,00) | 1.420,00 | 0,00 |
| Summe a) | 16.620,96 | 20.291,66 |

| | 2003 € | 2002 € |
|---|---|---|
| b) Andere Verwaltungsaufwendungen | | |
| Aufsichtsratsvergütung | 2.556,58 | 2.556,52 |
| Miet- und Servicekosten | 15.400,00 | 15.338,76 |
| Beiträge und Versicherungen | 4.205,77 | 1.456,81 |
| Werbekosten u.a. | 9,85 | 0,00 |
| Rechts- und Beratungskosten (incl. Hauptversammlung) | 7.484,44 | 138,63 |
| Abschluss- und Prüfungskosten | 16.500,00 | 19.608,32 |
| Nebenkosten des Geldverkehrs | 181,64 | 7.067,92 |
| Summe b) | 46.338,28 | 46.166,96 |
| insgesamt a) + b) | 62.959,24 | 66.458,62 |

12. Sonstige betriebliche Aufwendungen € 322.746,61

Vj. € 46.402,07

Es handelt sich im Wesentlichen um die Zuführung zur Rückstellung für Dritthaftung (€ 294.000,00) sowie Aufwendungen für die Zulassung zum Freiverkehrsegment der NYSE (New York Stock Exchange) (€ 17.345,25) und um Spenden (€ 9.826,22).

15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere € 95.567,83

Vj. € 638.803,02

Es handelt sich um eine Abschreibung von Anteilen an der Vision@Technologie AG, die im Geschäftsjahr aus dem Streubesitz zurück erworben wurde.

19. Ergebnis der normalen Geschäftstätigkeit € 1.256.216,69

Vj. € 3.196.717,34

| | | |
|---|---|---|
| 23. Steuern vom Einkommen und vom Ertrag | € | 438.113,30 |
| | Vj. € | 1.548.631,52 |

Zusammensetzung:

| | 2003<br>€ | 2002<br>€ |
|---|---|---|
| Gewerbesteuer Vorjahre | 259,94 | 0,00 |
| Körperschaftsteuererstattung Solidaritätszuschlag/Vorjahre | -66.023,90 | 10.366,57 |
| Körperschaftsteuer | 280.314,73 | 879.977,57 |
| Solidaritätszuschlag | 15.674,53 | 48.335,38 |
| Gewerbesteuer | 207.888,00 | 609.952,00 |
| insgesamt | 438.113,30 | 1.548.631,52 |

Die Körperschaftsteuer wurde mit der Tarifbelastung von 26,5% angesetzt. Der Solidaritätszuschlag beträgt 5,5% der Körperschaftsteuerbelastung von T€ 280,3.

Die Gewerbeertragsteuer ergibt sich auf Basis des Gewerbeertrags von T€ 904,4 und eines Messbetrags von T€ 45,2 bei Anwendung des Hebesatzes für Düsseldorf von 460 %.

| | | |
|---|---|---|
| 25. Sonstige Steuern | € | 3.422,22 |
| | Vj. € | -138,12 |

Es handelte sich um Umsatzsteueraufwand aufgrund einer Vorsteuerkorrektur für 2000.

| | | |
|---|---|---|
| 26. Jahresüberschuss | € | 814.681,17 |
| | Vj. € | 1.648.223,94 |

| | | | |
|---|---|---|---|
| 27. Gewinnvortrag | | € | 1.538.555,62 |
| | Vj. | € | 1.419.094,41 |

Entwicklung:

| | | |
|---|---|---|
| 31.12.2002 = 01.01.2003 | € | 1.419.094,41 |
| Jahresüberschuss 2002 | | 1.648.223,94 |
| Bilanzgewinn 2002 | € | 3.067.318,35 |
| ./. Dividende 2002 | | -1.528.762,73 |
| 31.12.2003 | € | 1.538.555,62 |

| | | | |
|---|---|---|---|
| 30b. Einstellung in Gewinnrücklagen in andere Gewinnrücklagen | | € | 1.500.000,00 |
| | Vj. | € | 0,00 |

Einstellung gemäß Hauptversammlungsbeschluss vom 05.08.2003.

| | | | |
|---|---|---|---|
| 31. Bilanzgewinn | | € | 853.236,79 |
| | Vj. | € | 3.067.318,35 |

- übereinstimmend mit der Bilanz -

Anlage Nr. 8

# Vollständigkeitserklärung

Düsseldorf, den 06.05.04
Ort

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

An
Dr. Glade, König und Partner GmbH
Hamtorwall 52
in 41460 Neuss

**Jahresabschluß und Lagebericht für das Geschäftsjahr 2003**

Ihnen als Abschlußprüfer erkläre ich ~~(erklären wir)~~ als Vorstandsmitglied~~(er)/Geschäftsführer/geschäftsführender Gesellschafter/Einzelunternehmer~~ folgendes:

## A. Aufklärungen und Nachweise

Die Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB gebeten haben, habe ich ~~(haben wir)~~ Ihnen vollständig und nach bestem Wissen und Gewissen gegeben. Dabei habe ich ~~(haben wir)~~ außer meinen ~~(unseren)~~ persönlichen Kenntnissen auch die Kenntnisse der übrigen Mitglieder des Geschäftsführungsorgans an Sie weitergegeben. Als Auskunftspersonen habe ich ~~(haben wir)~~ Ihnen die nachfolgend aufgeführten Personen benannt:

Herr Gröbels
Herr Schiller
Herr Ziehsler

Diese Personen sind von mir ~~(uns)~~ angewiesen worden, Ihnen alle erforderlichen und alle gewünschten Auskünfte und Nachweise richtig und vollständig zu geben.

## B. Bücher und Schriften, Risikofrüherkennung

1. Ich habe ~~(Wir haben)~~ dafür Sorge getragen, daß Ihnen die Bücher und Schriften der Gesellschaft/des Unternehmens vollständig zur Verfügung gestellt worden sind. Zu den Schriften gehören insbesondere auch vertragliche Vereinbarungen mit fremden Rechenzentren, Arbeitsanweisungen und sonstige Organisationsunterlagen, die zum Verständnis der Buchführung erforderlich sind.
2. In den vorgelegten Büchern sind alle Geschäftsvorfälle erfaßt, die für das oben genannte Geschäftsjahr buchungspflichtig geworden sind.
3. Abrechnungen im Bereich der kaufmännischen Rechnungslegung sind
   - ☐ auf der Grundlage der organisatorischen Vorkehrungen und Kontrollen nur nach den Ihnen zur Verfügung stehenden Programmen und den aufgezeichneten Bedienungseingriffen bzw. den Ihnen vorgelegten Arbeitsanweisungen und Organisationsunterlagen durchgeführt worden.
   - ☐ auf der Grundlage der vertraglichen Vereinbarungen mit fremden Rechenzentren entsprechend den gesetzlichen Anforderungen durchgeführt worden.
4. Ich habe ~~(Wir haben)~~ sichergestellt, daß im Rahmen der gesetzlichen Aufbewahrungspflichten und -fristen auch die nicht ausgedruckten Daten jederzeit verfügbar sind und innerhalb angemessener Frist lesbar gemacht werden können, und zwar die Buchungen in kontenmäßiger Ordnung.



* Die mit * gekennzeichneten Fragen betreffen die besonderen Vorschriften für Kapitalgesellschaften und für Personenhandelsgesellschaften i.S.d. § 264a HGB.

5. Bei pflichtmäßigen oder freiwilligen Prüfungen des Risikofrüherkennungssystems nach § 317 Abs. 4 HGB: siehe E.

   Ein Risikofrüherkennungssystem
   - ☐ ist eingerichtet und in Funktion.
   - ☐ ist nicht eingerichtet.

   Die Dokumentation über das Risikofrüherkennungssystem
   - ☐ ist Ihnen vollständig ausgehändigt worden.
   - ☐ liegt nicht vor.

   Die durch das Risikofrüherkennungssystem zu erfassenden Bereiche und betrieblichen Prozesse unserer Gesellschaft/unseres Unternehmens und unserer Tochtergesellschaften, von denen den Fortbestand unserer Gesellschaft/unseres Unternehmens gefährdende Entwicklungen ausgehen können,
   - ☐ ergeben sich vollständig aus der Ihnen ausgehändigten Dokumentation des Risikofrüherkennungssystems.
   - ☐ haben wir vollständig in der Anlage angegeben.

## C. Jahresabschluß und Lagebericht

1. In dem von Ihnen zu prüfenden Jahresabschluß sind alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse (zum Beispiel drohende Verluste aus schwebenden Geschäften) und Abgrenzungen berücksichtigt, sämtliche Aufwendungen und Erträge enthalten sowie alle erforderlichen Angaben gemacht.

2. Bewertungserhebliche Umstände nach dem Bilanzstichtag
   - ☒ haben sich nicht ergeben.
   - ☐ sind im Jahresabschluß bereits berücksichtigt.
   - ☐ haben wir Ihnen mitgeteilt.

3. Besondere Umstände, die der Fortführung der Gesellschaft/des Unternehmens oder der Vermittlung eines den tatsächlichen Verhältnissen entsprechenden Bildes der Vermögens-, Finanz- und Ertragslage entgegenstehen könnten
   - ☒ bestehen nicht.
   - ☐ sind im Anhang gesondert aufgeführt.
   - ☐ sind in Abschnitt E. bzw. in der Anlage angegeben.

4. Eine Übersicht über die Unternehmen,
   - ☒ mit denen die Gesellschaft im Geschäftsjahr verbunden war,
   - ☒ mit denen im Geschäftsjahr ein Beteiligungsverhältnis bestanden hat,

   ist Ihnen ausgehändigt worden.

   Ausleihungen, Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.

5. ~~Nur von Personengesellschaften i.S.d. § 264a HGB und von Gesellschaften mit beschränkter Haftung zu beantworten:~~

   Ausleihungen, Forderungen und Verbindlichkeiten gegenüber Gesellschaftern (z.B. § 264c Abs. 1 HGB, § 42 Abs. 3 GmbHG) bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☐ ~~nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.~~

6. Verbindlichkeiten aus der Begebung und Übertragung von Wechseln, aus Bürgschaften, Wechsel- und Scheckbürgschaften und aus Gewährleistungsverträgen sowie Haftungsverhältnisse aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie aus dem Jahresabschluß ersichtlich sind.

   Patronatserklärungen, die nicht aus dem Jahresabschluß ersichtlich sind,
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind unter Abschnitt E. aufgeführt.
   - ☐ sind in der Anlage aufgeführt.

7. Besicherungen von Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) durch Pfandrechte und ähnliche Rechte
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind Ihnen vollständig mitgeteilt worden.

8.* Gewährte Vorschüsse, Kredite sowie eingegangene Haftungsverhältnisse, die unter § 285 Nr. 9 c) HGB fallen, bestanden am Abschlußstichtag
   ☒ nicht.
   ☐ nur in der Höhe, in der sie im Anhang angegeben sind.

9. Rückgabeverpflichtungen für in der Jahresbilanz ausgewiesene Vermögensgegenstände sowie Rücknahmeverpflichtungen für nicht in der Jahresbilanz ausgewiesene Vermögensgegenstände
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind unter Abschnitt E. aufgeführt.
   ☐ sind in der Anlage aufgeführt.

10. Derivative Finanzinstrumente (z.B. fremdwährungs-, zins-, wertpapier- und indexbezogene Optionsgeschäfte und Terminkontrakte, Zins- und Währungsswaps, Forward Rate Agreements und Forward Forward Deposits),
   ☐ bestanden am Abschlußstichtag nicht.
   ☒ sind in den Büchern der Gesellschaft vollständig erfaßt und Ihnen offengelegt worden.
   ☐ sind unter Abschnitt E. oder in der Anlage aufgeführt.

11. Verträge, die wegen ihres Gegenstandes, ihrer Dauer, möglicher Vertragsstrafen oder aus anderen Gründen für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind oder werden können (zum Beispiel Verträge mit Lieferern, Abnehmern und verbundenen Unternehmen sowie Arbeitsgemeinschafts-, Versorgungs-, Options-, Ausbietungs-, Leasing- und Treuhandverträge und Verträge über Verpflichtungen, die aus dem Gewinn zu erfüllen sind),
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind unter Abschnitt E. aufgeführt.
   ☐ sind in der Anlage aufgeführt.

   Die finanziellen Verpflichtungen aus diesen Verträgen sowie sonstige, wesentliche finanzielle Verpflichtungen (zum Beispiel aus Großreparaturen) sind - soweit sie nicht in der Bilanz erscheinen -
   ☐ im Anhang angegeben.
   ☐ unter Abschnitt E. oder in der Anlage aufgeführt.

12. Rechtsstreitigkeiten und sonstige Auseinandersetzungen, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft/des Unternehmens von Bedeutung sind,
   ☒ lagen am Abschlußstichtag und liegen auch zur Zeit nicht vor.
   ☐ sind unter Abschnitt E. aufgeführt.
   ☐ sind in der Anlage auf geführt.

13. Nur von nicht börsennotierten Aktiengesellschaften zu beantworten:

   Mitteilungen von Aktionären nach § 20 AktG, die Angaben im Anhang erforderlich machen,
   ☐ bestehen nicht.
   ☐ sind im Anhang vollständig angegeben.

14. Nur von börsennotierten Aktiengesellschaften zu beantworten:

   Anteilsbesitz an großen Kapitalgesellschaften, der fünf von Hundert der Stimmrechte überschreitet,
   ☐ bestand am Abschlussstichtag nicht.
   ☐ ist im Anhang vollständig angegeben.

   Mitteilungen von Aktionären nach § 21 WpHG, die Angaben im Anhang erforderlich machen,
   ☐ bestehen nicht.
   ☐ sind im Anhang vollständig angegeben.

   Mitgliedschaften von Mitgliedern des Geschäftsführungsorgans in Aufsichtsräten und anderen Kontrollgremien im Sinne des § 125 Abs. 1 AktG
   ☐ bestanden angabegemäß am Abschlussstichtag nicht.
   ☐ sind im Anhang vollständig angegeben.

   Mitgliedschaften von Aufsichtsratsmitgliedern in Aufsichtsräten und anderen Kontrollgremien im Sinne des § 125 Abs. 1 AktG
   ☐ bestanden nach den Angaben der Aufsichtsratsmitglieder am Abschlussstichtag nicht.
   ☐ sind nach den Angaben der Aufsichtsratsmitglieder vollständig im Anhang angegeben.

15. Störungen oder wesentliche Mängel des Internen Kontrollsystems sowie festgestellte oder vermutete vermögensschädigende Handlungen gegen das Unternehmen
- ☐ lagen und liegen auch zur Zeit nicht vor.
- ☒ haben wir Ihnen vollständig mitgeteilt. (im Rahmen der WpHG-Prüfung)

16.* Von den Schutzklauseln (Unterlassen von Angaben gemäß § 286 HGB, § 160 Abs. 2 AktG)
- ☐ ist kein Gebrauch gemacht worden.
- ☒ ist in dem im Anhang dargelegten Umfange Gebrauch gemacht worden.
- ☐ ist in dem in Abschnitt E. bzw. in der Anlage dargelegten Umfange Gebrauch gemacht worden.

17. Verstöße gegen gesetzliche Vorschriften und ergänzende Bestimmungen des Gesellschaftsvertrags oder der Satzung, die Bedeutung für den Inhalt des Jahresabschlusses oder des Lageberichts oder auf die Darstellung des sich nach § 264 Abs. 2 HGB ergebenden Bildes der Vermögens-, Finanz- und Ertragslage haben könnten,
- ☒ bestanden nicht.
- ☐ haben wir Ihnen vollständig mitgeteilt.

18.* Der Lagebericht enthält auch hinsichtlich erwarteter Entwicklungen alle für die Beurteilung der Lage der Gesellschaft/des Unternehmens wesentlichen Gesichtspunkte sowie die nach § 289 HGB erforderlichen Angaben. Vorgänge von besonderer Bedeutung nach dem Schluß des Geschäftsjahres
- ☒ haben sich nicht ereignet.
- ☐ sind im Lagebericht angegeben.
- ☐ sind unter Abschnitt E. angegeben.
- ☐ sind in der Anlage angegeben.

19.* Für die künftige Entwicklung der Gesellschaft/des Unternehmens wesentliche Risiken, auf die im Lagebericht einzugehen ist,
- ☒ bestehen nicht.
- ☐ sind im Lagebericht vollständig dargestellt.

## D. Zusätzliche Module

- ☐ Euro-Umstellung, Modul €
- ☒ Modul der Vollständigkeitserklärung für Kredit- u. Finanzdienstleistungsinstitute
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...

## E. Zusätze und Bemerkungen

zu B5: Die ADR's sind OTC-notiert und gelten somit nicht als börsennotiert.

Unterschriften

Muster 1: anzuwenden für Jahresabschlußprüfungen (bei Einzelkaufleuten und Personengesellschaften ist die

# Modul der Vollständigkeitserklärung für Kredit- und Finanzdienstleistungs-institute

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

**In Ergänzung zu meiner ~~(unserer)~~ Vollständigkeitserklärung für das Geschäftsjahr 2003 erkläre ich ~~(erklären wir)~~ folgendes:**

### A. Aufklärungen und Nachweise

Die weiteren Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB i.V.m. §§ 340 und 340k HGB und § 29 KWG gebeten haben, habe ich ~~(haben wir)~~ Ihnen nach bestem Wissen und Gewissen gegeben.

### B. Bücher und Schriften

1. Der gesamte Schriftverkehr mit den in- und ausländischen Aufsichtsbehörden (insbesondere an das Institut ergangene schriftliche Weisungen, Beanstandungen und Anfragen) ist Ihnen vollständig und richtig vorgelegt worden.
2. Sofern Daten im Ausland verarbeitet wurden, habe ich ~~(haben wir)~~ sichergestellt, daß sämtliche Bücher, Belege und sonstigen Buchführungsunterlagen sowie die zu ihrem Verständnis erforderlichen Arbeitsanweisungen gegenständlich in Urschrift im Inland vorgehalten werden.

### C. Jahresabschluß und Lagebericht

1. Nachrangige Vermögensgegenstände und Schulden, Treuhandverhältnisse sowie Vermögensgegenstände und Schulden, die im fremden Namen und für fremde Rechnung gehalten werden, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
2. Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) sowie andere Verpflichtungen gemäß Formblatt 1 Posten Nr. 2 unter dem Strich (Rücknahmeverpflichtungen aus unechten Pensionsgeschäften, Plazierungs- und Übernahmeverpflichtungen, Unwiderrufliche Kreditzusagen) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, die über die in C. 4. der allgemeinen Vollständigkeitserklärung aufgeführten Forderungen und Verbindlichkeiten hinausgehen, sowie sonstige finanzielle Verpflichtungen gegenüber verbundenen Unternehmen bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
3. Gewährte Vorschüsse und Kredite sowie eingegangene Haftungsverhältnisse gemäß § 34 Abs. 2 Nr. 2 RechKredV bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie im Jahresabschluß angegeben sind.

☐ Zutreffendes bitte ankreuzen.

4. Termingeschäfte i.S.v. § 36 RechKredV
   - [x] bestanden am Abschlußstichtag nicht.
   - [ ] sind im Anhang vollständig und richtig angegeben.
5. Mandate in gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften (§ 267 Abs. 3 HGB), die von gesetzlichen Vertretern oder anderen Mitarbeitern wahrgenommen werden (vgl. § 340a Abs. 4 Nr. 1 HGB),
   - [x] bestanden am Abschlußstichtag nicht.
   - [ ] sind im Anhang vollständig und richtig angegeben.
6. Beteiligungen an großen Kapitalgesellschaften, die fünf vom Hundert der Stimmrechte überschreiten (vgl. § 340a Abs. 4 Nr. 2 HGB),
   - [x] bestanden am Abschlußstichtag nicht.
   - [ ] sind im Anhang vollständig und richtig angegeben.

## D. Organisatorische Pflichten gem. § 25a KWG

1. Anweisungen, Vereinbarungen und sonstige Unterlagen zu den Regelungen zur Steuerung, Überwachung und Kontrolle der Risiken sowie zur Bestimmung der finanziellen Lage des Unternehmens
   - [ ] sind Ihnen vollständig ausgehändigt worden.
   - [x] liegen nicht vor.
2. Anweisungen, Vereinbarungen und sonstige Unterlagen zur ordnungsgemäßen Geschäftsorganisation, zu angemessenen internen Kontrollverfahren und angemessenen Sicherheitsvorkehrungen für den Einsatz der EDV
   - [x] sind Ihnen vollständig ausgehändigt worden.
   - [ ] liegen nicht vor.
3. Die Aufzeichnungen über die getätigten Geschäfte wurden vollständig vorgelegt.
   - [x] Ja.
   - [ ] Nein.
4. Vereinbarungen über die Auslagerung von Bereichen gemäß § 25a Abs. 2 KWG
   - [ ] bestehen nicht.
   - [x] sind Ihnen zusammen mit sämtlichen vertraglichen Vereinbarungen mit den Auslagerungsunternehmen, den Arbeitsanweisungen und sonstigen Organisationsunterlagen vollständig vorgelegt worden.
5. Ich habe ~~(Wir haben)~~ sichergestellt, daß durch die Auslagerung von Bereichen auf ein anderes Unternehmen die Ordnungsmäßigkeit der ausgelagerten Geschäfte oder Dienstleistungen nicht beeinträchtigt wird und meine ~~(unsere)~~ Steuerungs- und Kontrollmöglichkeiten weiterhin vorhanden sind.

   5.1. Die erforderlichen Weisungsbefugnisse gegenüber dem Auslagerungsunternehmen wurden vertraglich gesichert.
   - [x] Ja, soweit erforderlich
   - [ ] Nein.

   5.2. Die ausgelagerten Bereiche sind in das interne Kontrollsystem einbezogen.
   - [x] Ja, soweit erforderlich
   - [ ] Nein.

## E. Bankaufsichtsrechtliche Pflichten

1. Die für die Beurteilung der Einhaltung der Vorschriften des Geldwäschegesetzes (GwG) erforderlichen Unterlagen und Nachweise wurden Ihnen vollständig und richtig vorgelegt (§ 17 PrüfbV i.V.m. § 14 GwG).
2. Alle nach der Prüfungsberichtsverordnung erforderlichen Angaben und Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
3. *Nur von Finanzdienstleistungsinstituten zu beantworten:*
   Alle Geschäfte mit Finanzinstrumenten, die auf eigene Rechnung getätigt wurden, sind Ihnen vollständig und richtig vorgelegt worden. Alle mit Kunden bestehenden vertraglichen Vereinbarungen sowie die von den Kunden erteilten Vollmachten sind Ihnen vollständig und richtig vorgelegt worden.
4. Alle nach § 29 Abs. 1 KWG für die Prüfung des Jahresabschlusses erforderlichen Unterlagen und Nachweise sind Ihnen vollständig und richtig vorgelegt worden.
5. Forderungen (einschließlich Rückgriffsforderungen) aus Krediten, die unter § 15 Abs. 1 Nr. 1 bis 6, Abs. 2 KWG fallen, bestanden am Abschlußstichtag
   - [ ] nicht.

6. Kredite i.S.v. § 10 Abs. 2a Satz 2 Nr. 4 und Nr. 5 KWG
   - ☐ bestanden im Berichtsjahr nicht.
   - ☒ sind Ihnen vollständig und richtig mitgeteilt worden.
7. Abzugsposten von der Summe des Kern- und Ergänzungskapitals gemäß § 10 Abs. 6 KWG
   - ☒ bestanden im Berichtsjahr nicht.
   - ☐ sind Ihnen vollständig und richtig mitgeteilt worden.
8. Die Absicht zur Marktpflege gemäß § 10 Abs. 5 Satz 6 und 7, Abs. 5a Satz 6 und 7 sowie Abs. 7 Satz 5 und 6 KWG
   - ☒ bestand nicht.
   - ☐ bestand.
9. Die für die Ermittlung der nicht realisierten Reserven gemäß § 10 Abs. 2b Satz 1 Nr. 6 und Nr. 7 KWG erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
10. Die für die Ermittlung der Drittrangmittel gemäß § 10 Abs. 2c erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
11. Eine Übersicht über die Institute, Finanzunternehmen und Unternehmen mit bankbezogenen Hilfsdiensten, die nachgeordnete Unternehmen gemäß § 10a Abs. 2 und 4 KWG sind, ist Ihnen ausgehändigt worden.
12. ~~Nur auszufüllen von Einzelkaufleuten von Instituten, die keinen Antrag für die Anerkennung des freien~~ Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ________________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) habe ich Ihnen vollständig angegeben. Diese übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ________________________________ DM.

    Verträge, Rechtsstreitigkeiten, sonstige Auseinandersetzungen und Haftungsverbindlichkeiten, die für die Beurteilung meines freien Vermögens von Bedeutung sind, lagen bis zur Abgabe dieser Erklärung nicht vor/habe ich Ihnen vorgelegt bzw. mitgeteilt.

    Vorgänge nach dem Schluß des Geschäftsjahres, die für die Beurteilung meines freien Vermögens von Bedeutung sind, haben sich nicht ereignet/habe ich Ihnen vorgelegt bzw. mitgeteilt.
13. Nur auszufüllen von persönlich haftenden Gesellschaftern von Instituten, die keinen Antrag für die Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ________________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ________________________________ DM.

    Risiken aus Verträgen, Rechtsstreitigkeiten, sonstigen Auseinandersetzungen und Haftungsverbindlichkeiten, die mein freies Vermögen betreffen, habe ich dabei angemessen berücksichtigt.

    Die vorstehende Erklärung gilt auch für den heutigen Tag unverändert/ Mein Vermögensstand hat seit dem Abschlußstichtag die folgenden Änderungen erfahren:

    ________________________________________________________________
14. Sämtliche für die Ermittlung der Grundsatzkennziffern (Eigenmittel und Liquidität) relevanten Tatbestände wurden Ihnen vollständig und richtig vorgelegt.
15. Eine Übersicht über die bedeutenden Beteiligungen an Unternehmen, die weder Institute, Finanzunternehmen oder Versicherungsunternehmen noch Unternehmen mit bankbezogenen Hilfsdiensten sind (§ 1 Abs. 9 i.V.m. § 12 Abs. 1 KWG), ist Ihnen ausgehändigt worden.
16. Die Absicht, eine bedeutende Beteiligung an einem Institut zu erwerben bzw. die Höhe der bedeutenden Beteiligung zu verändern,
   - ☒ besteht nicht.
   - ☐ besteht.
17. Sämtliche Unterlagen über Kredite gemäß § 19 Abs. 1 KWG sind Ihnen vollständig und richtig vorgelegt worden.
18. Sämtliche anzeigepflichtigen Tatbestände nach §§ 24 und 24a KWG sind Ihnen vollständig und richtig mitgeteilt worden.

F. Freies Vermögen des Inhabers/der persönlich haftenden Gesellschafter(s)

Nur auszufüllen von Einzelkaufleuten oder persönlich haftenden Gesellschaftern von Instituten, die einen Antrag auf Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

- ☐ Die von der Bankaufsichtsbehörde vorgeschriebene Erklärung ist als Anlage beigefügt.

## G. Zusätze und Bemerkungen

06.05.04

# Allgemeine Auftragsbedingungen
## für
# Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
## vom 1. Januar 2002

### 1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

### 2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

### 3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

### 4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

### 5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

### 6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

### 7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

### 8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

### 9. Haftung

*(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.*

*(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall*

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

*(3) Ausschlußfristen*

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

**10. Ergänzende Bestimmungen für Prüfungsaufträge**

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

**11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen**

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

*(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen* erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

**12. Schweigepflicht gegenüber Dritten, Datenschutz**

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

**13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers**

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

**14. Vergütung**

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

**15. Aufbewahrung und Herausgabe von Unterlagen**

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

**16. Anzuwendendes Recht**

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.